/13

08000741

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Den Danske Bank

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 01263

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/14/08

12-31-07
AR/S

Den Danske Bank

Danske Bank

DANSKE BANK GROUP



SWEDEN
DANSKE BANK
DANICA PENSION
NORDANIA LEASING
DANSKE MARKETS
DANSKE CAPITAL

ADDITIONAL INFORMATION ABOUT THE DANSKE BANK GROUP

The Danske Bank Group also publishes Corporate Social Responsibility 2007, Risk Management 2007, a financial fact book and a CSR fact book. These publications, which are available on the Group's Web site, contain detailed information about the Danske Bank Group and its internal business areas.

To improve accessibility to information about the Danske Bank Group, the Group launched a new version of its Web site in 2007. The address of the Web site is: www.danskebank.com.

This Annual Report 2007 is a translation of the original report in the Danish language (Årsrapport 2007). In case of discrepancies, the Danish version prevails.

Danske Bank Group focuses on conducting conventional banking business based on state-of-the-art technology and concepts. The Group has a solid position as a leading player in selected northern European markets.

The Danske Bank Group's general business model is applied across national borders.

Vision:

The platform, which is both solid and scalable, consists of systems to manage IT, product development, communications, branding, credits, risk, HR development and finances. We continually develop our business through best practice activities and an active pursuit of new business opportunities. Our ambition is to build and maintain unique brands that respect our core values. We require that all our brands be unique in their markets and that they create value for our customers.

Mission:

We will continue to develop our brands in their markets. Our goal is to create comprehensive, mutually beneficial and long-lasting partnerships by providing the best product propositions. Our product propositions are based on our high ambitions for product range, competitiveness, accessibility and value creation.


Danske Bank

4 Financial highlights
5 Summary
8 Financial review
18 Outlook for 2008
20 Business model
20 Danske Banking Concept
20 Financial targets 2012
21 Danske Bank shares
23 Organisation and management
25 Corporate social responsibility
26 Capital management
32 Business areas
33 Banking Activities
50 Mortgage Finance
52 Danske Markets
54 Danske Capital
56 Danica Pension
59 Other Areas
60 Danske Bank Group
62 Income statement
63 Balance sheet
64 Statement of capital
67 Cash flow statement
68 Notes
149 Danske Bank A/S
166 Statement by the management
167 Audit reports
169 Board of Directors
171 Executive Board



DANSKE BANK GROUP – FINANCIAL HIGHLIGHTS

NET PROFIT FOR THE YEAR (DKr m)	2007	Pro forma 2006	Index 07/06	2006	2005	2004	2003
Net interest income	24,260	22,610	107	19,501	17,166	14,752	15,593
Net fee income	8,788	8,877	99	7,301	7,289	5,898	5,910
Net trading income	7,887	7,280	108	6,631	6,351	4,732	5,074
Other income	3,010	2,952	102	2,698	2,255	2,029	1,127
Net income from insurance business	1,118	1,355	83	1,355	1,647	1,657	1,958
Total income	45,063	43,074	105	37,486	34,708	29,068	29,662
Operating expenses	25,070	22,640	111	19,485	18,198	15,393	14,964
Profit before credit loss expenses	19,993	20,434	98	18,001	16,510	13,675	14,698
Credit loss expenses	687	-484	-	-496	-1,096	759	1,662
Profit before tax	19,306	20,918	92	18,497	17,606	12,916	13,036
Tax	4,436	5,549	80	4,952	4,921	3,690	3,750
Net profit for the year	14,870	15,369	97	13,545	12,685	9,226	9,286
Attributable to minority interests	57	79	72	-12	4	28	-
BALANCE SHEET AT DEC. 31							
Loans and advances	1,700,999	1,519,554	112	1,362,351	1,188,963	994,591	894,325
Repo loans	287,223	294,555	98	294,555	209,732	145,075	126,293
Trading portfolio assets	652,137	504,308	129	490,954	444,521	422,547	588,986
Investment securities	37,651	28,970	130	26,338	28,712	31,505	-
Assets under insurance contracts	190,223	194,302	98	194,302	188,342	163,205	-
Other assets	481,297	396,346	121	370,861	371,718	295,584	216,530
Total assets	3,349,530	2,938,035	114	2,739,361	2,431,988	2,052,507	1,826,134
Due to credit institutions and central banks	677,355	569,142	119	564,549	476,363	353,369	299,880
Deposits	798,274	693,142	115	598,899	533,181	435,507	435,332
Repo deposits	125,721	104,044	121	104,044	98,003	52,356	48,552
Issued mortgage bonds	518,693	484,217	107	484,217	438,675	432,399	603,120
Trading portfolio liabilities	331,547	240,304	138	236,524	212,042	215,807	142,992
Liabilities under insurance contracts	213,419	215,793	99	215,793	212,328	191,467	-
Other liabilities	521,141	479,896	109	391,212	343,470	271,214	202,258
Subordinated debt	59,025	56,325	105	48,951	43,837	33,698	33,549
Shareholders' equity	104,355	95,172	110	95,172	74,089	66,690	60,451
Total liabilities and equity	3,349,530	2,938,035	114	2,739,361	2,431,988	2,052,507	1,826,134
RATIOS AND KEY FIGURES							
Net profit for the year per share, DKr	21.7	-		21.5	20.2	14.4	13.3
Diluted net profit for the year per share, DKr	21.6	-		21.4	20.2	14.4	-
Net profit for the year as % of average shareholders' equity	15.1	-		17.5	18.4	13.9	15.2
Cost/income ratio, %	55.6	-		52.0	52.4	52.7	50.4
Solvency ratio, %	9.3	-		11.4	10.3	10.2	11.0
Core (tier 1) capital ratio, %	6.4	-		8.6	7.3	7.7	7.7
Risk-weighted items, end of year, DKr bn	1,313	-		1,119	944	808	767
Share price, end of year, DKr	199.8	-		250.0	221.2	167.5	138.8
Book value per share, DKr	152.7	-		139.1	118.2	106.7	89.9
Full-time-equivalent staff, end of year	23,632	-		19,253	19,162	16,235	16,935

For 2004-2007, items are valued in accordance with the IFRSs. For 2003, items are valued in accordance with the rules in force at that time. The pro forma figures include the Sampo Bank group as of February 2006.

SUMMARY

The financial markets were very volatile in 2007. Despite these conditions, Danske Bank Group saw favourable developments in a busy and transformative year.

Banking activities delivered growth in both business volume and earnings. The Group's market and life insurance operations were naturally affected by the turbulence in the financial markets, but still achieved growth and strengthened the foundation for future activities.

Overall, net profit for the year rose 10% to DKr14,870m.

Relative to the 2006 pro forma figures, net profit for the year fell 3% and was thus slightly below the estimate presented in the financial report for the first nine months of 2007 but on a par with the initial estimate. The generally lower level of activity, higher funding costs caused by the considerable turbulence in the financial markets and higher expenses were the main reasons for the fall in the fourth quarter.

The year 2007

The Group's principal markets saw healthy economic growth, albeit with a slowing tendency throughout the year. All the Group's banking activities achieved satisfactory growth, and operations outside Denmark in particular recorded broad-based increases in lending, income and profit.

The trend in Group expenditure was influenced by expenses of DKr2.1bn for the integration of Northern Bank, National Irish Bank and Sampo Bank and the merger of Danske Bank Denmark and BG Bank. The general trend in expenses was satisfactory, however, taking into consideration the growth in business volume and general wage inflation.

The Group's credit loss expenses remained low. As opposed to 2006, when the Group recorded a net positive entry, losses on a few facilities to corporate customers created a need to expense a net loss in 2007. At the end of 2007, credit quality was still good. The Group's exposure to international investment companies in the form of backup liquidity facilities was reduced through the second half of the year.

The financial markets had an unusually eventful year. The first half saw rising short-term interest rates and volatile equity markets. The second half was dominated by heavy turbulence in the credit and liquidity markets that in general made the issuance of short- and long-term debt difficult.

The magnitude of the crisis was unexpected and made market conditions trying. During this turbulence, the Group maintained a large liquidity reserve and kept its AA rating. The Group's internationally considered unique access to funding of home mortgages through Realkredit Danmark once again proved a robust resource.

Acquisition of Sampo Bank

Danske Bank's purchase of Sampo Bank was approved on January 30, 2007, and took effect on February 1, 2007. The Sampo Bank group was consolidated in the accounts of the Danske Bank Group with effect from this date, and the pro forma comparative figures include the Sampo Bank group as of February 2006.

In the first quarter of 2007, the organisations of the four banks in Finland, Estonia, Latvia and Lithuania were adjusted to match the Group's organisational structure, with regions and finance centres as well as support functions similar to those of the Group's other banking divisions.

The process of integrating Sampo Bank in Finland is proceeding according to schedule, and during Easter 2008, an IT migration encompassing almost 1.2m customers and 121 branches will bring Sampo Bank onto the Danske Bank Group's platform.

The three Baltic banks, with a total of 270,000 customers and 44 branches, will migrate to the platform in the course of 2009. After the migration, the banks and their customers will have access to the Group's extensive product range.

BG Bank and Danske Bank Denmark merge

Danske Bank Denmark and BG Bank merged into a single business unit on April 10, 2007, on the grounds that the activities of the two business areas had become so similar that maintaining two separate brands no longer added value.

In the course of 2007, a total of 118 branches merged into 59 continuing branches, and at the end of 2007, Danske Bank Denmark thus had 399 branches.

Realkredit Danmark

To strengthen Realkredit Danmark's local presence in the housing market, the Group decided in the third quarter of 2007 to establish closer co-operation between Realkredit Danmark and Danske Bank Denmark. Private-market advisers now offer advice at 48 large Danske Bank branches, and corporate-market advisers serve customers out of Realkredit Danmark's ten corporate centres.

Corporate social responsibility

In 2007, the Board of Directors of Danske Bank adopted a corporate social responsibility (CSR) strategy for the Group.

One of the Group's largest and most important resources is knowledge. For this reason, knowledge is the central element of the Group's CSR strategy and will be an integral part of all of the Group's future CSR efforts.

In 2007, the Group developed a long-term climate change strategy. One of the goals of this strategy is for the Group to achieve carbon neutrality by December 2009.

Shareholders

The total return on Danske Bank shares in 2007 was a negative 18%. The return was the result of a share price decline of 20% and a dividend for 2006 of DKr7.75 per share.

The Board of Directors is proposing that the general meeting approve a dividend of DKr8.50 per share, or 40% of net profit for the year, corresponding to a total dividend payment of DKr5,940m.

Financial targets 2012

Through acquisitions in the Republic of Ireland, Northern Ireland, Finland and the Baltic states over the past three years, the Group has developed from a local bank in selected Nordic markets to a well-positioned and competitive regional bank in selected northern European markets.

The scalability of the Group's shared IT platform and the implementation of transformative new infrastructure, such as the digital signature, electronic land registration and CRD credit data, provide the Group with a unique foundation for accelerating product development, improving process efficiency and giving customers an even better experience at all of the Group's units. Consequently, the Group has extraordinarily decided to invest a total of around DKr1bn over the next two years in platform upgrading. This investment forms the basis for new and ambitious financial targets for the period until 2012.

This good foundation and the ambitious financial targets are to ensure higher and competitive returns to shareholders and thus enable the Group to continue to attract domestic as well as international investors. Over time, the Group aims to deliver returns above the average for its peer group.

FINANCIAL TARGETS 2012

	2012	2007	2006	2005	2004
Income, DKr bn	>55	45	37	35	29
Cost/income ratio, %	<45	56	52	52	53

The Group aims to achieve an average increase in net profit per share of at least 8% per annum over the next five years.

The financial targets for 2012 assume annual average GDP growth of 2% on the Group's markets and generally well-functioning financial markets.

Capital targets

On January 1, 2008, the Group adopted the advanced internal ratings-based (IRB) approach in its calculations of credit risk in accordance with the new Capital Requirements Directive (CRD). The approval issued by the Danish FSA for the use of the advanced IRB approach covers 83% of the Group's loan portfolio at January 1, 2008.

Owing to the high credit quality of the Group's loan portfolio, the approval will result in a considerably lower minimum capital requirement. On full implementation in 2010, the capital requirement will fall by 23% from the December 31, 2007, figure. Because of the transition rules, however, the effect will be a decline of only 10% in 2008 and a maximum of 20% in 2009.

The total capital requirement is determined on the basis of the solvency requirements under the CRD and the Group's ambition to maintain its AA rating. The Group considers the following criteria in determining its actual capital targets:

- Expected capital requirement under the CRD
- Ratings target
- Expected growth and earnings
- Stress test scenarios

The Group has adjusted both capital targets and the actual capital level on an ongoing basis.

The Group wishes to maintain existing capital levels at present. Consequently, the implementation of the CRD does not reduce the level of capital in the Group but merely changes the capital ratios as it causes a reduction in risk-weighted assets.

CAPITAL TARGETS 2007 AND 2008 (%)	Previous rules	CRD level
Core (tier 1) capital ratio, excluding hybrid core capital	5.5-6.0	8
Hybrid core capital ratio	1.0-1.5	2
Solvency ratio	9.0-10.0	13
Payout ratio	30-50	30-50

The capital targets should be seen from the perspective of the Group's robust earnings, risk profile and geographical diversification.

In 2008 as in 2007, the Group plans to pay out 40% of its net profit in dividends. It is the Group's policy to buy back shares with any capital that is not necessary for its expected long-term growth.

Outlook for 2008

The growth of its banking, market and insurance activities in 2007 places the Group in a strong position for 2008. Consequently, 2008 is expected to be a satisfactory year, despite an expected slowdown in economic growth and turbulence in the capital and liquidity markets.

Overall, income is expected to be 5-9% higher than in 2007 on the strength of generally expanding activities and the consolidation of the Sampo Bank group for a full year rather than 11 months. Still, the current turbulence in the financial markets makes the income estimates more uncertain than they would normally be.

The Group expects operating expenses, including integration expenses and amortisation of intangible assets relating to Sampo Bank, to rise 2-5%.

Because of the economic slowdown and the continued volatility in the financial markets, credit loss expenses are likely to be somewhat higher in 2008 than in 2007. The Group expects impairment charges to remain lower than the average for a business cycle.

The net profit is therefore expected to be 0-7% higher than in 2007 on the condition that the Group can book the risk allowance from its insurance activities.

FINANCIAL REVIEW

In 2007, Danske Bank Group realised a net profit of DKr14,870m, slightly below the estimate presented in the financial report for the first nine months of the year, but on a par with the initial estimate.

Danske Bank's purchase of the Sampo Bank group was approved on January 30, 2007, and took effect on February 1, 2007. The accounts of the Sampo Bank group were consolidated in the accounts of the Danske Bank Group with effect from this date. Comparative figures for the Sampo Bank group have been incorporated as of February 2006, and this report comments on the results realised for 2007 relative to the 2006 pro forma figures.

Net profit for the year fell 3% in comparison with the 2006 figure. The generally lower level of activity, higher funding costs caused by the considerable turbulence in the financial markets and higher expenses were the main reasons for the fall in the fourth quarter.

Income

Income stood at DKr45,063m, up 5% on the 2006 figure. All business areas contributed to the positive trend. Non-Danish banking activities grew 12% and now account for 34% of the Group's total income. Further, the non-Danish operations of Danske Markets and Danske Capital also generated significant income.

Net interest income rose 7% to DKr24,260m. The trend reflects the continuation of strong growth in lending and higher interest rates, which more than compensated for the pressure on margins.

Net fee income fell 1% to DKr8,788m. The decline was owing mainly to expenses for credit risk hedging, declining activity in the Danish housing market in particular and slightly sluggish investment activity, especially in the retail market. In financing the Sampo Bank acquisition, the Group entered into credit default swaps to hedge the credit risk on a portfolio of mortgage loans in the first half of 2007. Excluding expenses for these swaps, net fee income rose 2%.

Net trading income was up 8% to DKr7,887m. Despite turbulence in the credit and liquidity markets through the second half of 2007 in particular, the rise was higher than expected and testifies to the stability in the customer-driven corporate market. The profit on the sale of private equity investments amounted to DKr406m in 2007.

Other income rose DKr58m to DKr3,010m. The increase mainly derived from profits of DKr199m on the sale of five Norwegian branches in the first quarter of 2007 and declining proceeds from property sales.

Net income from insurance business fell 17% to DKr1,118m. The fall was due mainly to the financial turbulence and the consequently lower return on investments as well as the higher cost of capital.

Operating expenses

Despite the growth in lending and generally strong business activity, the underlying trend in expenses showed an increase of only 4%. This reflects both the effect of cost synergies from acquired and merged business units and the cost-effective scalability of the Group's IT platform.

Total operating expenses rose 11%, reflecting mainly expenses for the integration of acquired business units, the acceleration of mergers of Danske Bank and BG Bank branches, higher performance-based compensation, a new structure for defined benefit plans and increased activity in the Group's operating lease business.

>> FEBRUARY 2007

Danske Bank acquires Sampo Bank for DKr30.8bn

>> FEBRUARY 2007

Banking Activities Denmark launches high-interest current account

In accordance with the international accounting standards on companies' own development of software, only expenses incurred by the Group for its systems development are capitalised, while expenses for preliminary analysis, usability testing and implementation are expensed.

Particularly in the first half of 2007, the Group invested considerable resources in analysis of the integration of Sampo Bank's systems and in upgrading other IT systems within the Group.

The table below specifies the various components of the Group's operating expenses.

OPERATING EXPENSES (DKr m)	2007	2006	Index
Operating expenses	25,070	22,640	111
Amortisation of intangible assets	1,135	561	202
Integration expenses	1,011	604	167
Total expenses, excl. total integration expenses	22,924	21,475	107
Performance-based compensation	1,265	1,123	113
Operating leases	1,120	955	117
Nylander estate-agency business, Norway (acquired in Q3, 2006)	80	41	195
Sale of pension obligation, Norway	-	-200	-
Capitalisation of development costs	-268	-293	91
Underlying trend in expenses	20,727	19,849	104
Cost/income ratio, %	55.6	52.6	
Cost/income ratio, excl. total integration expenses, %	50.9	49.9	

Comparative figures include the Sampo Bank group as of February 2006.

The cost/income ratio was 55.6%. Excluding total integration expenses, the ratio was 50.9%, against 49.9% in 2006.

Credit loss expenses

Credit loss expenses amounted to DKr687m, against a net positive entry of DKr484m in 2006. This change derived mainly from higher impairment charges against a few corporate facilities. At the end of 2007, credit quality was still good. The Group's exposure to international investment companies in the form of backup liquidity facilities was reduced through the second half of the year.

Tax

With effect from January 1, 2007, the Danish corporation tax rate was lowered from 28% to 25%. This reduced the tax charge for the year by DKr504m, of which DKr188m derived from the change in deferred tax at the beginning of 2007.

Return on equity and net profit per share

The return on equity was 15.1%, against 17.5% in 2006. The 2006 return was calculated in accordance with the organisational structure in force prior to the acquisition of the Sampo Bank group. Net profit for the year per share increased from DKr21.5 to DKr21.7.

CAPITAL AND SOLVENCY

Shareholders' equity

Shareholders' equity stood at DKr104.4bn at the end of 2007, against DKr95.2bn at the end of 2006. The change reflected primarily the dividend payments made in March 2007 and recognition of the net profit for the year.

At the end of 2007, the share capital totalled DKr6,988,042,760 and shares numbered 698,804,276. The number of shares outstanding at the end of 2007 was 683,603,250, and the average number of shares outstanding in 2007 was 684,871,290.

Solvency

At December 31, 2007, the solvency ratio stood at 9.3%, of which 6.4 percentage points derived from the Group's core (tier 1) capital. Excluding hybrid core capital, the core (tier 1) capital ratio was 5.6%. At the end of 2006, the solvency and core (tier 1) capital ratios stood at 11.4% and 8.6%, respectively. Most of the decline reflects a deduction for intangible assets resulting from the acquisition of the Sampo Bank group.

The increase in risk-weighted items from DKr1,119bn at the beginning of the year to DKr1,313bn at the end of 2007 was attributable primarily to the consolidation of the Sampo Bank group. The hedging of the credit risk on a portfolio of mortgage loans by credit default swaps, however, reduced risk-weighted items by DKr137bn, against DKr26bn at the end of 2006.

At the end of 2007, the solvency ratio was 12.6% calculated according to the Capital Requirements Directive (CRD) that came into force on January 1, 2008.

The solvency ratio, core (tier 1) capital ratio and risk-weighted items for 2006 are calculated in accordance with the Group's organisation and capital structure prior to the acquisition of the Sampo Bank group.

BALANCE SHEET

Lending

Excluding reverse transactions, lending rose DKr182bn, or 12%, from the end of 2006 to DKr1,701bn at the end of 2007.

Loans and advances extended by the Group's operations in Denmark rose DKr78bn, or 8%.

Loans and advances provided by units outside Denmark grew DKr104bn, or 19%. Banking operations outside Denmark accounted for 57% of total growth in loans and advances.

LENDING AT DEC. 31 (DKr bn)	2007	2006	Index 07/06
Banking Activities Denmark	357	314	114
Mortgage Finance	628	603	104
Other	57	47	121
Total Denmark	1,042	964	108
Banking Activities Finland	164	147	112
Banking Activities Sweden	162	138	117
Banking Activities Norway	136	105	129
Banking Activities Northern Ireland	59	58	101
Banking Activities Ireland	69	51	135
Banking Activities Baltics	27	19	145
Other	42	37	114
Total international	659	555	119
Total lending	1,701	1,519	112

Comparative figures include the Sampo Bank group.

Overall, Group lending to retail customers rose 8%, while lending to corporate customers was up 15% on the level at the end of 2006. All the Group's operations contributed to the increase in corporate lending.

>> APRIL 2007

Fokus Bank and National Irish Bank become branches of Danske Bank

Fokus Bank
filial av Danske Bank

National Irish Bank
Now part of the Danske Bank Group

>> APRIL 2007

BG Bank is merged into Danske Bank



>> MAY 2007

Danske Bank launches 24/7 packages under the headline "everyday banking free of charge - with personal advisory services"



Deposits

Deposits rose to DKr798bn, up DKr105bn, or 15%, on the figure recorded at the end of 2006.

Deposits with the Group's banking operations in Denmark increased DKr77bn, or 19%.

Deposits with the Group's non-Danish operations grew DKr28bn, or 10%.

DEPOSITS AT DEC. 31 (DKr bn)	2007	2006	Index 07/06
Banking Activities Denmark	299	275	109
Other	183	130	141
Total Denmark	482	405	119
Banking Activities Finland	97	89	108
Banking Activities Sweden	57	50	115
Banking Activities Norway	58	47	123
Banking Activities Northern Ireland	56	61	92
Banking Activities Ireland	24	21	112
Banking Activities Baltics	12	9	133
Other	12	11	109
Total international	316	288	110
Total deposits	798	693	115

Comparative figures include the Sampo Bank group.

Trading portfolio assets

Trading portfolio assets grew DKr148bn on the 2006 figure to DKr652bn. The rise was due primarily to larger holdings of bonds and an increase in the positive fair value of derivatives. The increase in value was offset by a similar increase in the negative fair value of derivatives recognised as trading portfolio liabilities. Of the bonds, 97% is recognised at quoted prices, 2% is recognised at prices calculated in pricing models that rely mainly on market data, and 1% is recognised at amortised cost in accordance with existing practice.

Neither the Group's trading portfolio nor its investment portfolio includes subprime exposure.

The Group uses the Value at Risk (VaR) measure to calculate the daily market risk of its exposures. At a confidence level of 99%, VaR expresses the maximum amount that the Group would lose on its portfolios assuming that the exposure was maintained for ten days. Excluding Danica Pension's insurance business exposure, the Group's VaR was DKr652m at the end of 2007, against DKr181m at the end of 2006. In 2007, average VaR was DKr339m, against DKr267m in 2006.

Credit exposure

The Group's credit exposure totalled DKr3,373bn at the end of 2007, of which DKr693bn derived from the Group's trading portfolio of bonds, etc., and DKr2,680bn derived from credit exposure related to lending activities both within and outside Denmark.

In recent years, the underlying trend in the credit quality of the Group's exposures has benefited from the favourable economic conditions in all important markets, and the high credit quality of the portfolio was essentially maintained in 2007.

The credit exposure rose 21% during the year, mainly as a result of the added lending volume from Sampo Bank in Finland and Banking Activities Baltics and a rise in lending to retail and corporate customers on the Group's principal markets.

Some 38% of the Group's lending was supported by real property collateral. Previous years had seen a strong rise in property prices. This trend slowed down in 2007, however, and was replaced by moderate decline in many areas. The slowdown in the property market did not prompt a rise in delinquencies or actual losses on home mortgages, which can be explained in part by the fact that the employment rate remains very high. The portfolio of home mortgages continued to have moderate loan-to-value ratios.

The amount of the Group's impaired facilities rose from DKr3.0bn to DKr9.5bn, or 0.35% of the total credit exposure. The consolidation of Sampo Bank accounted for around DKr2.2bn of the increase. About DKr2.5bn was attributable to CRD-related changes to the definition of customer default.

The rest of the increase was attributable mainly to the restructuring of three international investment companies with a total exposure of about DKr1.8bn. The quality of the assets is such that the Group does not expect to incur losses.

Breakdowns of credit exposure by asset class, geographical area, industry, rating, collateral provided and other criteria appear in the notes and Risk Management 2007 available at www.danskebank.com/riskmanagement.

Backup liquidity facilities

Through Danske Markets, the Group is engaged in considerable business activities on the international financial markets. These activities include the provision of backup liquidity facilities to international investment companies.

The Group has offered facilities exclusively for senior tranches secured on assets with high credit quality.

As a result of the crisis in the international liquidity markets, a number of investment companies have been unable to fund their activities by ordinary commercial paper issues and have drawn on their backup liquidity facilities.

The Group's total exposure to backup liquidity facilities at the end of 2007 amounted to DKr45.9bn, or 1.4% of total assets. Of the Group's aggregate backup liquidity facilities, DKr14.7bn was provided to Polonius, which is sponsored by the Group; DKr9.0bn to structured investment vehicles (SIVs); and DKr22.2bn to asset-backed commercial paper programmes (ABCP programmes).

Polonius, which as in previous years is consolidated into the Group accounts, had a diversified portfolio of externally rated assets (88.6% rated AAA, 8.5% rated AA and 2.9% rated A). North American assets accounted for 29.5% of Polonius' portfolio, and of this percentage, 6.1 percentage points consisted of North American mortgage bonds. Polonius holds no subprime bonds. As a result of conditions in the international money markets, no commercial paper had been issued at the end of 2007 to fund the assets held by Polonius. At the end of 2006, the total portfolio was funded by commercial paper.

SIVs sponsored by other financial institutions accounted for DKr4.8bn and other independent entities accounted for DKr4.2bn of the total backup liquidity facilities of DKr9.0bn provided to SIVs.

>> JUNE 2007

Danske Bank wins tender for Danish government payments

>> JUNE 2007



Jakob Brogaard, Deputy Chairman of the Executive Board, retires after 43 years at the Bank

The SIVs held diversified portfolios of assets of high credit quality. At the end of 2007, DKr1.4bn had been drawn on the facilities.

The most recent calculations show that the assets of the SIVs have an estimated average credit rating of 20 or less on the WARF scale. WARF is a measure of credit quality and is an abbreviation of weighted average rating factor. A factor below 20 equals an Aa rating or better from Moody's. The calculations also show that the aggregate value of the assets of the SIVs exceeds the Group's obligations to the SIVs.

Some DKr13.4bn of the facilities for ABCP programmes related to North American programmes, of which DKr1.0bn was drawn. Obligations to ABCP programmes established in Europe amounted to DKr8.8bn, with drawings of DKr5.6bn at the end of 2007.

Of the North American ABCP programmes, 71.7% held an external rating of AAA, 7.7% had a rating of AA, and the remaining facilities had at least a single-A short-term rating. Drawn facilities of DKr1bn related to a diversified portfolio of pooled assets with an AA rating.

Of the assets securing the backup liquidity facilities, North American mortgage bonds totalled around DKr8.9bn. At the end of 2007, 93% of these bonds were rated AAA and 7% were rated AA. A little more than half of the North American mortgage bonds are senior tranches of subprime mortgage bonds, all of which remain undrawn and are rated AAA. Delinquency and loss rates in the North American housing market must increase significantly before the Group will be exposed to possible losses.

Of the European programmes, 80.3% had AAA ratings, while 19.7% had short-term A ratings. Drawn facilities of DKr5.6bn related to assets rated AAA, of which DKr3.8bn were UK mortgage bonds.

The Group conducts regular reviews of the individual credit facilities, both those on which drawings are made and those on which no drawings are made. The Group also runs stress tests on assets to determine the sensitivity of the credit quality and the level of excess collateral in the individual programmes. The individual stress tests use internal as well as external historical data. These reviews confirmed the high credit quality of the assets.

Three backup liquidity facilities totalling DKr1.8bn were internally downgraded to rating category 9 because of restructuring. The quality of the assets is such that the Group does not expect to incur losses.

The table below shows the Group's total exposure to backup liquidity facilities.

BACKUP LIQUIDITY FACILITIES

	DKr bn	% of total assets
Total exposure, excl. Polonius	31.2	0.9
Total amount drawn	8.1	0.2

The Group expects the volume of backup liquidity facilities to decline considerably as early as in 2008.

Liquidity

Taking on liquidity risks, within the framework of formal policies and limits, is an integral part of the Group's business strategy. The Group's liquidity management is based on its liabilities plus estimated drawings on irrevocable loan commitments.

The liquidity risk on issued Danish mortgage bonds is essentially eliminated by the funding of home mortgages by mortgage bonds with identical terms.

As regards the Group's other liabilities, liquidity management is based on monitoring and managing short- and long-term liquidity risks, and it can be divided into the following four areas:

LIQUIDITY MANAGEMENT

Operational liquidity risk	Securing positive liquidity position in the short term
Liquidity stress tests	Calculating potential liquidity gaps in various scenarios and identifying means to close these gaps
12-month liquidity	Monitoring of 12-month liquidity position if cut off from capital markets
Structural liquidity risk	Providing input for long-term liquidity planning and ensuring funding diversification

12-MONTH LIQUIDITY, END OF 2007


DKr bn
250
200
150
100
50
0
-50
1 week
2 weeks
3 weeks
1 month
2 months
3 months
4 months
5 months
6 months
9 months
12 months

In its "Bank Financial Strength Ratings: Global Methodology", Moody's has set various classification requirements for banks' liquidity management. One requirement is that the 12-month liquidity curve must generally be positive. Liquidity calculations must assume, among other factors, that the Group is cut off from capital markets. On this basis, the Group's liquidity calculations result in a positive liquidity curve until the fourth quarter of 2008. After the implementation of the Bank's covered bond programme at the end of 2007, the first bonds were the in December. The Group's access to the covered bond market will raise the liquidity curve.

>> JULY 2007

Danske Bank Sweden is named business bank of the year in Sweden for the second year running



>> SEPTEMBER 2007

The Group strengthens the co-operation between Realkredit Danmark and Danske Bank

REALKREDIT Danmark



>> OCTOBER 2007

Realkredit Danmark launches *RenteDyk™*, a new mortgage loan type


Nyhed:
RenteDyk

SAMPO BANK

Danske Bank's acquisition of Sampo Bank in Finland took effect on February 1, 2007. The acquisition included three banks in Estonia, Latvia and Lithuania as well as a small bank in St. Petersburg, Russia.

Upon the acquisition, the activities were split up, and the operations in Finland, the Baltic states and Russia now have separate managements.

At the beginning of 2007, the four banks were adjusted to the Danske Bank Group's organisation, with regions and finance centres as well as support functions that match the organisation of the Group's other banking divisions. The bank in Russia was incorporated into Danske Markets under the Group's CIB operations.

See note 37, Acquisition of subsidiary undertakings for more information on the accounting effects of the acquisition.

Sampo Bank in Finland

The process of integrating Sampo Bank in Finland is proceeding according to schedule, and during Easter 2008, an IT migration encompassing almost 1.2m customers and 121 branches will bring Sampo Bank onto the Danske Bank Group's platform. Later, Sampo Bank's legal status will change from that of a subsidiary to a branch of Danske Bank A/S.

The migration will add products to Sampo Bank's range, and the bank will maintain its high level of electronic services. Customers will also see a change in the visual identity and branding.

In connection with the migration, 300 staff members from branches in Denmark, Norway, Sweden, the Republic of Ireland and Northern Ireland will work in the Finnish branches. They will assist their Finnish colleagues for two weeks with the new systems and processes. To prepare for the migration, 250 Finnish branch and support function managers have visited Danish branches.

Surveys at Sampo Bank show high employee satisfaction and motivation levels as well as a positive perception of the change process and the effects on Sampo Bank's customer services and position in the market.

Baltic activities

The three Baltic banks, with a total of 270,000 customers and 44 branches, will migrate to the Group's IT platform in the course of 2009.

Once the migration is complete, the banks and their customers will have access to the Group's extensive product range.

The migration process has already begun. The banks in Lithuania and Latvia use the Group's technical communications systems and infrastructure. The Group expects the bank in Estonia to join in May and the three banks to be rebranded with the Danske Bank Group's well-known logo in mid-2008. Two of the banks will assume the corporate brand name. From mid-2008, the three banks will market themselves under the names of Sampo Pank (Estonia), Danske Banka (Latvia) and Danske Bankas (Lithuania).

Like Sampo Bank in Finland, the Baltic banks will see extensive IT platform development and launch large-scale training activities for all 1,300 staff members. Also at the Baltic banks, staff is positive ahead of the integration. Surveys show that employee motivation is high and that the staff is satisfied with Danske Bank as the new owner.

Financial plans for the banks

Sampo Bank in Finland and the three Baltic banks have all prepared financial plans for the period until 2009. These plans support their growth ambitions and are based on the future product ranges and price structures as well as new organisation and staffing plans for branches and support functions.

The plans maintain the initial annual cost and funding synergies of DKr0.6bn (DKr0.1bn in 2007, DKr0.4bn at the end of 2008 and DKr0.6bn at the end of 2009).

The Group expects total integration expenses, including expenses for the IT migration during Easter 2008 and expenses in 2009, to amount to DKr1.6bn (DKr0.5bn in 2007, DKr0.8bn in 2008 and DKr0.3bn in 2009). A small portion is expected to be capitalised and depreciated over a three-year period beginning in mid-2008.

NORTHERN BANK AND NATIONAL IRISH BANK

By the end of 2007, the integration of Northern Bank and National Irish Bank had been successfully completed, and the Group does not expect to incur further integration expenses or to realise additional synergies. Overall, integration expenses amounted to DKr1.7bn, and realised synergies came to DKr0.4bn.

In 2007, Banking Activities Northern Ireland and Banking Activities Ireland together realised a pre-tax profit of DKr1.5bn, excluding integration expenses and amortisation of intangible assets. Measured on the basis of the aggregate amount of the purchase sum of DKr10.6bn, integration expenses and subsequent capital injections, the total pre-tax return of Banking Activities Ireland and Northern Ireland was 11.5% – almost meeting the required return of 12%. If the full annualised effect of realised synergies is included, the return exceeds the return requirement.

>> NOVEMBER 2007

Danske Bank obtains permission from the Danish FSA to use the advanced IRB approach to calculate credit risk

>> NOVEMBER 2007

Danske Bank is named bank of the year in Denmark by the Financial Times



>> DECEMBER 2007

First Danske Bank covered bond issue

SDO

BOARD OF DIRECTORS AND EXECUTIVE BOARD

Jørgen Nue Møller (63), Vice Chairman of the Board of Directors, has informed the Bank that he will retire from the Board of Directors at the Bank's annual general meeting.

In June, Jakob Brogaard, Deputy Chairman of the Executive Board, reaching the age of 60, resigned from the Executive Board and retired after 43 years of service to Danske Bank. Jakob Brogaard will continue to serve the Group in selected areas.

EXECUTIVE COMMITTEE

In 2007, Ilkka Hallavo, head of Sampo Bank in Finland, and Georg Schubiger, head of Banking Activities Baltics, joined the Group's Executive Committee.

MiFID

On November 1, 2007, the new EU rules for trading in financial instruments, the Markets in Financial Instruments Directive (MiFID) came into force. The directive was adopted to harmonise the rules governing EU trade in financial instruments and foreign-exchange and fixed-income products. The overall aim is to help create a common EU financial instruments market to enhance securities trading across national borders. The directive is based on the principles of improved investor protection, transparency and joint rules across borders.

The Group began preparations for the implementation of the directive in 2005 and has invested more than DKr150m in the MiFID project to cover systems development, changes in processes and business procedures, and training activities. More than 10,000 advisers have upgraded their expertise in order to offer customers the advisory services they require in accordance with the new rules.

COVERED BOND ISSUES

In November 2007, the Group was licensed to issue covered bonds in Denmark. Consequently, the Group set up an international programme under which it can issue covered bonds for the equivalent of up to €15bn.

The covered bond programme gives the Group access to a wider sphere of investors with a longer investment horizon than is typical for bank funding. The Group's first covered bond issue was made in December 2007 for a total amount of DKr7bn and was based on loans in Denmark.

OUTLOOK FOR 2008

The growth of its banking, market and insurance activities in 2007 places the Group in a strong position for 2008.

Consequently, 2008 is expected to be a satisfactory year despite an expected slowdown in economic growth and turbulence in the capital and liquidity markets.

Market outlook

Danish GDP growth is likely to fall from 1.9% in 2007 to 1.7% in 2008, while economic growth rates in the Group's other markets are likely to exceed the euro-zone average of 2.2%. The Group expects its weighted GDP growth for its markets to reach 2.5% in 2008, underlining the value of the geographical diversification the Group has achieved through acquisitions in recent years.

Interest rates in the Group's principal markets are forecast to fall slightly.

The turbulence in the capital and liquidity markets is expected to subside gradually in the first half of 2008. Although the Group has unchanged access to funding of home mortgages through Realkredit Danmark, current market conditions are likely to lead to increased funding costs.

The financial turbulence and its potential effect on real economic conditions make the income estimates more uncertain than is normally the case.

Income

The Group expects overall net interest income to climb 6-9% on the basis of growth in lending. The consolidation of the Sampo Bank group for a full year rather than 11 months in itself contributes an increase in net interest income of 1%. The pressure on deposit margins is likely to intensify, whereas the pressure on lending margins will generally ease.

Assuming a normalisation of the financial markets, the Group expects net fee income to rise 8-13% through stronger focus on cross selling. Danish mortgage finance activity is forecast to remain roughly unchanged.

The Group expects net trading income to be slightly lower than in 2007, and this income will continue to depend greatly on trends in the financial markets, including the level of securities prices at the end of the year. Danske Markets expects to expand its market position within customer-driven activities.

Other income is expected to increase 5-10% driven by income from the sale of real property and a higher level of operating lease activities.

On the assumption that investment returns normalise, net income from insurance business is expected to rise around 20% relative to 2007. Net income from insurance business will, however, depend on developments in the financial markets, which saw substantial capital losses on equities in the first weeks of 2008.

Overall, income is expected to be 5-9% higher than in 2007 on the strength of generally expanding activities and the consolidation of the Sampo Bank group for a full year rather than 11 months. Still, the current turbulence in the financial markets makes the income estimates more uncertain than they would normally be.

Operating expenses

The Group expects operating expenses to rise by around 2-5% (see the table below).

EXPENSE FORECAST	Change (%)
Operating expenses	2-5
Integration expenses	-1
Amortisation of intangible assets	2
Sampo Bank group (January 2008)	-1
IT platform investments	-1
Synergies	1
Underlying trend in expenses	2-5

The underlying trend in operating expenses reflects wage inflation and a planned expansion of Danske Markets and wealth management activities.

The planned IT integration of Sampo Bank during Easter 2008 represents yet another milestone for the Group's "One platform – exceptional brands" vision. In view of this, the Group has decided to accelerate the introduction of new products and simplify processes across national borders. In 2008, an increase of around DKr500m in IT systems investments will help create a solid foundation for reaching the Group's financial targets in the period until 2012.

Credit loss expenses

Because of the economic slowdown and the continued volatility in the financial markets, credit loss expenses are likely to be somewhat higher in 2008 than in 2007. The Group expects impairment charges to remain lower than the average for a business cycle.

The Group's effective tax rate is estimated to be 26%, against 23% in 2007, when the Group benefited from a lowering of the tax rate in Denmark.

Overall, net profit is expected to be 0-7% higher than in 2007 on the condition that the Group can book the risk allwance from its insurance activities.

Sensitivity analysis

As mentioned above, the outlook for 2008 is subject to greater uncertainty than usual, owing to the turbulence in the capital and liquidity markets and its potential effects on economic growth.

At Group level, a halving of average lending growth would reduce net interest income by around DKr750m in 2008, while a 0.25 percentage point rise in short-term interest rates in itself would lift net interest income by around DKr425m.

Booking the full risk allowance of DKr1.1bn for 2008 requires equity price increases for the rest of 2008 sufficient to compensate for Danica's losses on equities in the first weeks of the year.



BUSINESS MODEL

DANSKE BANKING CONCEPT

The Danske Banking Concept is the Danske Bank Group's general business model for all business areas, across national borders. It is based on the Group's vision of "One platform – exceptional brands" and is a means of fulfilling and maintaining the Group's mission of being "The best local financial partner".

The concept serves two groups of stakeholders: customers and shareholders.

One platform
A shared IT platform is a key element of the business model, but the Danske Banking Concept is a holistic platform that gathers all the Group's areas of expertise to provide the best possible foundation for its vision of creating exceptional brands.

Through basic principles derived from best practices, the concept is intended to harmonise processes and products across the Group. The Group's shared IT platform and its HR, communications, finance, risk management, asset management and legal functions support these principles. Best practice means that the principles have been tested and successfully implemented in several business areas.

To ensure efficiency and implementation of best practices throughout the Group, the principles will be deviated from only if required by legislation or market-specific conditions.

Exceptional brands
The Group's objective is to further enhance its solid position as a regional bank on the northern European market. The focus is on streamlining operations, managing costs and giving customers an experience that exceeds their expectations. Customer-facing staff have the best possible tools, systems, products and solutions at their disposal to achieve a successful interaction with customers.

The best local financial partner
Customers' requirements and expectations grow with the number of options available. Some financial areas may seem increasingly complex. Customers will thus benefit from the Group's expertise when making important financial decisions.

The Group's offers to customers are based on its high ambition to be the best local financial partner in its product range, competitiveness, accessibility and value creation.

FINANCIAL TARGETS 2012

Through acquisitions in the Republic of Ireland, Northern Ireland, Finland and the Baltic states over the past three years, the Group has developed from a local bank in selected Nordic markets to a well-positioned and competitive regional bank in selected northern European markets.

The scalability of the Group's shared IT platform and the implementation of transformative new infrastructure, such as the digital signature, electronic land registration and CRD credit data, provide the Group with a unique foundation for accelerating product development, improving process efficiency and giving customers an even better experience at all of the Group's units. Consequently, the Group has extraordinarily decided to invest a total of around DKr1bn over the next two years in platform upgrading. This investment forms the basis for new and ambitious financial targets for the period until 2012.





"Danske Bank's share price has been adversely affected by the international banking crisis especially and also by declining economic growth in Denmark."

TONNY THIERRY ANDERSEN, SENIOR EXECUTIVE VICE PRESIDENT / CHIEF FINANCIAL OFFICER

The table below shows the Group's overall financial targets for income, expenses relative to income and net profit for the year per share to be met by 2012. This good foundation and the ambitious financial targets are to ensure higher and competitive returns to shareholders and thus enable the Group to continue to attract domestic as well as international investors. Over time, the Group aims to deliver returns above the average for its peer group.

FINANCIAL TARGETS 2012	2012	2007	2006	2005	2004
Income, DKr bn	>55	45	37	35	29
Cost/income ratio, %	<45	56	52	52	53

The Group aims to achieve an average increase in net profit per share of at least 8% per annum over the next five years.

The financial targets for 2012 assume annual average GDP growth of 2% on the Group's markets and generally well-functioning financial markets.

DANSKE BANK SHARES

Danske Bank's overall financial ambition is to provide its shareholders with competitive returns. Shareholder value is created through share price appreciation and dividend payments, which are driven by the underlying robustness of the Group's earnings.

Danske Bank shares are listed on the OMX Nordic Exchange and form part of the OMX C20 index.

Danske Bank shares in 2007

The share capital of DKr6,988m was unchanged from the level at the end of 2006.

DANSKE BANK SHARES (DKr)	2007	2006
Share price, end of year	199.8	250.0
Total market capitalisation, end of year, DKr bn	137	171
Net profit for the year per share	21.7	21.5
Dividend per share	8.50	7.75
Book value per share	152.7	139.1
Share price/book value per share	1.3	1.8

The average daily trading volume of Danske Bank shares was DKr669m, which made the shares the second most actively traded shares of the OMX C20. At the end of 2007, the market capitalisation of Danske Bank amounted to DKr137bn.

The share price fell 20% in the course of the year, and the dividend per share was DKr7.75. The total return on Danske Bank shares in 2007 was thus a negative 18%. In comparison, the return on the MSCI Europe Banks Index was a negative 6%.

In the past five years, Danske Bank shares have generated an average return to shareholders, including dividends, of 16% annually. In comparison, the MSCI Europe Banks Index has posted an average return of 14% annually.

DANSKE BANK SHARES VS. MSCI EUROPE BANKS



300
250
200
150
100
50
2003
2004
2005
2006
2007
— Danske Bank
— MSCI Europe Banks

Index 2003=100

Dividend policy

The Danske Bank Group aims at a dividend payout ratio of 30-50%. The ratio is the share of net profit distributed to shareholders.

DISTRIBUTION (DKr m)	2007	2006	2005	2004	2003
Dividends	5,940	5,416	6,383	5,277	4,661
Share buyback	-	-	-	5,000	5,000
Total	5,940	5,416	6,383	10,277	9,661
Net profit	14,870	13,545	12,685	9,226	9,286
Payout ratio, %	40	40	50	111	104

DANSKE BANK'S SHAREHOLDERS



Other countries, 8%
Sweden, 2%
Germany, 2%
The UK, 10%
The US, 11%
A.P. Moller, 22%
Realdania, 12%
Denmark, other institutional, 33%

The Group will buy back shares if, relative to risk, excess capital cannot be invested in profitable growth projects and if there is a need for optimisation of its capital structure, including the calibration of shareholders' equity. The general meeting has presently authorised the Board of Directors to buy back up to 10% of the share capital.

Dividends to shareholders

The Board of Directors is proposing that the general meeting approve a dividend of DKr8.50 per share for the 2007 financial year, or 40% of net profit for the year and 4% of the market capitalisation of Danske Bank at the end of 2007. This will result in a total dividend payment of DKr5,940m.

Danske Bank's shareholders

At the end of 2007, Danske Bank had 306,603 shareholders. Twenty shareholders own about 47% of the share capital, and investors outside Denmark hold about 33%.

According to the Danish Companies Act, shareholders must notify a company if their shareholding exceeds 5% of the company's share capital or exceeds higher percentages divisible by 5. Two shareholder groups have notified the Bank that they hold more than 5% of its share capital:

- A.P. Møller and Chastine Mc-Kinney Møller Foundation and companies of the A.P. Moller – Maersk Group, Copenhagen, hold 22.27% of the share capital.
- Realdania, Copenhagen, holds 11.81% of the share capital.

Danske Bank itself holds 2% of the share capital. These shares are held for incentive programmes in the form of conditional shares and share options as well as for investment on behalf of policyholders and pooled schemes.

The number of voting shares is identical to the stated shareholdings.

ORGANISATION AND MANAGEMENT

Management

In addition to ensuring compliance with statutory requirements, the management structure of the Danske Bank Group ensures maximum security in operations.

Key elements of the management structure are defined authorisations, requirements for ongoing reporting and considerable transparency in the Group's activities. Group standards for risk management, financial planning and control, credit approval, HR development and compliance as well as the Danske Banking Concept and the shared IT platform ensure well-structured management of all activities.

The management's ambition is to continually adjust its structure to make sure that the Group can maintain the highest possible management standards and transparency for shareholders.

Management structure

The management structure of the Group reflects the statutory requirements governing listed Danish companies in general and financial services institutions in particular. The general meeting elects the Board of Directors and the external auditors. The Board of Directors appoints the Executive Board, the Secretary to the Board of Directors, the Group Chief Auditor and the Deputy Group Chief Auditor and determines their remuneration.

According to the Danish Financial Business Act, members of the Executive Board may not sit on the Board of Directors.

The corporate governance principles of the Danske Bank Group comply with the recommendations issued by the Copenhagen Stock Exchange except for the recommendations on the term of office of board members, the evaluation of the board members and their number of other directorships. The Group prefers a two-year period of service to achieve a certain continuity in the composition of the Board of Directors, and a detailed evaluation of the individual directors does not take place every year. Furthermore, the Group believes that simply counting the directorships of each board member is not a useful method as the workload varies from one company to another. The Group therefore has no limitations on the number of directorships of each board member.

General meeting

The Group has one class of shares only and no limitations on holdings, voting rights or other opportunities for the shareholders to influence decisions. This means that the shareholders of Danske Bank are entitled to attend as well as to table proposals, speak and vote at the general meeting, provided that they observe a few simple formalities.

The Articles of Association and statutory provisions set the framework for the management of the Group and the general meeting. Amendment to the Articles which pursuant to law cannot be made by the Board of Directors can be made only by a general meeting if adopted by not less than two-thirds of the votes cast and by not less than two-thirds of the share capital represented at the general meeting and entitled to vote. A resolution to wind up Danske Bank by merger or voluntary liquidation can be passed only if adopted by not less than three-quarters of the votes cast and by not less than three-quarters of the share capital represented at the general meeting and entitled to vote.

Board of Directors and Executive Board

Shareholders and the Board of Directors may nominate Board candidates.



According to the Articles of Association, members of the Board of Directors are elected by the general meeting for terms of two years, and, at the annual general meeting, half of the members are up for election.

The Board of Directors considers all the members to be independent.

In accordance with Danish legislation, the staff elect a number of representatives to serve on the Board of Directors for a four-year period. The current five staff representatives were elected in the spring of 2006, and consequently their term of office will expire in 2010.

According to the division of responsibilities, the Board of Directors outlines the overall principles governing the affairs of Danske Bank, whereas the Executive Board is in charge of the day-to-day management and reports to the Board of Directors. The Rules of procedure for the Board of Directors and the Executive Board lay down the exact division of duties and responsibilities. A summary of these rules is available at www.danskebank.com.

The Board of Directors held 14 meetings in 2007.

Board committees

As stipulated by Danish law, the four committees under the Board of Directors are not authorised to make independent decisions. The committees report to the Board.

The Nomination Committee held four meetings in 2007, the main themes of which were the board members' professional skills and expertise and potential candidates for the Board of Directors and their profiles.

Certain credit applications are submitted to the Credit Committee on an ongoing basis, and in 2007, the committee met twice to discuss the Group's IRB application, among other topics.

The Audit Committee met on three occasions during the year to discuss audit reports on the annual report for 2007 and the interim report for the first half of 2007 and auditing tasks during the year as well as audit planning and budgets for 2008.

The Salary and Bonus Committee met twice during the year to discuss the Group's remuneration policy, the share purchase programme offered by the Group, and the remuneration and bonuses of the Executive Board.

Executive Board

Jakob Brogaard, Deputy Chairman of the Executive Board, resigned from the Executive Board on June 30, 2007, and retired.

The Board now consists of Peter Straarup, Chairman of the Executive Board; Tonny Thierry Andersen, head of Group Finance; Sven Lystbæk, head of Shared Services Centre; and Per Skovhus, head of Group Credits.

Executive Committee

Upon the completion of the purchase of Sampo Bank, Ilkka Hallavo, head of Sampo Bank in Finland, and Georg Schubiger, head of Sampo Bank in Estonia, Latvia and Lithuania, joined the Executive Committee in February 2007. The Executive Committee now consists of 15 members representing the Group's large banking business areas and support functions.

Management remuneration

In November 2007, the Board of Directors of Danske Bank adopted a new policy for remuneration of the Board of Directors and the Executive Board to take effect in 2008. The policy includes guidelines for the remuneration of the Board of Directors and the Executive Board and will be submitted to the annual general meeting in 2008 for adoption.



Members of the Board of Directors receive a fixed fee only.

The Board of Directors determines the Executive Board's remuneration, which consists of fixed salaries, various types of incentive programmes and pensions.

Information on the remuneration of the individual directors and the members of the Executive Board appears in note 8 to the accounts of the Danske Bank Group. On the Group's corporate governance Web site, information is given on Danske Bank shares held by the individual members of the Board of Directors and the Executive Board.

CORPORATE SOCIAL RESPONSIBILITY

In 2007, the Danske Bank Group adopted a corporate social responsibility (CSR) strategy that defines what CSR means for the Group as a financial institution and outlines the initiatives to be completed within the next three years in the four focus areas: customers, employees, environment and society.

Together with the Annual Report 2007, the Group is presenting its second report on corporate social responsibility. The Group's CSR reporting for 2007 has been expanded to include a CSR fact book, which makes it possible to compare data across borders and business units. As of 2007, the Group's CSR reporting complies with the Sustainability Reporting Guidelines issued by the Global Reporting Initiative.

CSR must be an integral part of the way in which the Danske Bank Group operates as a financial services provider, and the Group is therefore incorporating CSR into its products and services. For example, the Group will offer customers the option of investing in products with a sustainability profile.

One of the Group's largest and most important resources is knowledge, and the Group wants to use this knowledge in a social context. For this reason, knowledge is the central element of the CSR strategy and will be an integral part of all of the Group's future CSR efforts.

The Group has committed itself to using its knowledge in a context that benefits society at large. This commitment is reflected, for instance, in the Group's new financial literacy programme. The programme comprises a number of future activities, products and services that are intended to empower individuals to make better and more informed financial decisions. The first activities will be aimed at children and young people.

In 2007, the Group also developed a long-term climate change strategy in order to contribute to reducing the greenhouse effect, which is the greatest single environmental challenge today. One of the goals of this strategy is for the Group to achieve carbon neutrality by December 2009 by reducing carbon emissions and buying carbon credits.

CSR is an integral part of the Danske Banking Concept, and the Group therefore set up national CSR boards in 2007 to ensure local commitment.

The Group joined the UN Global Compact in August 2007.

Visit the Group's Web site for further information about CSR activities. The CSR fact book and the GRI index are also available on the Web site.

CAPITAL MANAGEMENT

The Group must have sufficient capital to comply with regulatory capital requirements and to maintain an AA rating with external rating agencies.

The purpose of the Group's capital management is also to ensure an efficient use of capital in relation to risk appetite as well as business development.

The Group's capital management is therefore based on the regulatory requirements of the Capital Requirements Directive (CRD), which took effect on January 1, 2008. The CRD consists of three pillars. Pillar I contains a set of rules for a mathematical calculation of the capital requirement. Pillar II describes the supervisory review process and contains requirements for the internal calculation of the capital requirement. Pillar III deals with market discipline and sets forth disclosure requirements for risk and capital management. The sum of the capital requirement calculated under Pillar I and the additional requirement identified under Pillar II represents the total capital required under the CRD.

Risk appetite

To ensure coherence between strategic considerations regarding risk-taking and day-to-day decisions on transactions with customers, the Group has decided to introduce risk appetite as a strategic tool.

Risk appetite basically expresses the maximum risk that the Group is willing to assume to meet business targets. The Group's risk appetite is set in a process based on an analysis of its current risk profile. Against this background, the Group identifies a number of key risk components. For each of these components, the Group determines a target that represents its perception of the component in question.

KEY RISK COMPONENTS	
• Financial strength	• Insurance risk
• External ratings	• Market risk
• Earnings robustness	• Liquidity risk
• Core markets	• Pension risk
• Credit risk	• Operational risk
• Concentration risk	• Compliance

The implementation of risk appetite as a strategic management tool will take place in several stages. At the end of 2007, the Group adopted a risk appetite level that will be used for internal follow-up vis-à-vis the business areas.

Capital adequacy

In September 2006, the Group filed a preliminary application to the Danish FSA to use the advanced internal ratings-based (IRB) approach to calculate the capital requirement for credit risk. It submitted the final application in May 2007, and the Danish FSA approved the application in November 2007. Beginning on January 1, 2008, the Group will use the IRB approach to calculate risk-weighted assets for credit risk. The application covered around 83% of the lending portfolio. The remaining 17% will be treated according to the standardised approach because the portfolio segment is either subject to a permanent exemption or covered by plans for later transition to the IRB approach.

The Group has been granted permanent exemption from the IRB approach for credit exposures to central and local governments and for equity exposure. In the vast majority of cases, the standardised approach will result in zero weighting of exposures to central and local governments.

Plans are in place for transition within two or three years to the IRB approach for the Sampo Bank and Northern Bank subsidiaries and the retail portfolio in the Republic of Ireland. For the time being, the subsidiaries in Estonia, Latvia and Lithuania will apply the standardised approach.

The table below shows risk-weighted assets at end-2007 calculated according to the CRD and according to the previous rules. The capital requirement under Pillar I is 8% of risk-weighted assets.

RISK-WEIGHTED ASSETS AT DEC. 31, 2007 (DKr bn)	Previous rules	CRD
Credit risk	1,211	808
Market risk	102	73
Operational risk	na	74
Total	1,313	955

The implementation of the CRD will reduce the Group's risk-weighted assets and thus its capital requirement under Pillar I by 27%. The reduction of risk-weighted assets alone raises the solvency ratio by 3.5 percentage points.

The Group's internal capital adequacy assessment process (ICAAP) includes an assessment of the capital requirement under Pillar II and an internal evaluation of the total capital requirement. The assessment of the capital requirement under Pillar II includes pension and business risks that are not included under Pillar I. The Group also conducts a number of stress tests intended to ensure that the capital requirement is always complied with, even during severely distressed economic conditions.

In its calculation of the capital requirement under Pillar I, the Group uses a long-term (through-the-cycle since 1992) average for the probability of default (PD) and downturn parameters over the same period for the loss given default (LGD) and the conversion factor (CF). The calculation of risk-weighted assets under Pillar I is therefore relatively unaffected by changes during the business cycle. The stress tests thus result in only a small increase in the capital requirement.

At the end of 2007, Pillar II factors indicated an addition of DKr4bn to the capital requirement calculated under Pillar I. Including this supplementary requirement, the total capital required under the CRD would be 23% lower than the requirement under the previous rules. There are statutory limits to the percentage by which the capital requirement may be reduced in the first two years after implementation, however. In 2008, the requirement may not be reduced by more than 10% of the requirement under the previous rules, and in 2009, by more than 20% of the requirement under the previous rules.

Economic capital

In addition to the assessment of the capital requirement made under Pillar II, the ICAAP also includes an assessment of the capital requirement based on the Group's internal models for calculating economic capital. Economic capital is the capital, calculated with the Group's own models, that is necessary to cover potential losses over the next year at a confidence level of 99.97%, which corresponds to an AA rating. The calculation of economic capital is based on point-in-time values for PD, LGD and CF and will therefore fluctuate with the business cycle.

The economic capital thus calculated is then subjected to stress tests to ensure that the Group



at all times has capital sufficient to maintain its AA rating. The stress tests include assessments of how the Group would be affected by possible negative developments in a number of external conditions, including social and economic conditions, in the countries where the Group operates.

Stress testing

The objective of stress testing is to assess the effect of possible unfavourable events on the Group's regulatory capital requirements, internal capital needs and earnings. Since 2005, on a quarterly basis, the Group has conducted a number of stress tests showing the effects of a given economic scenario on capital over a period of three to five years.

Stress test calculations are based on one or more macroeconomic scenarios. The Group currently applies nine scenarios:

- Severe recession, which is estimated to occur once during a period of 25 years
- Mild recession, which is estimated to occur once during a period of seven years
- Rising interest rates and a subsequent fall in property prices
- Depreciation of the US dollar
- Increases in commodity prices
- Deflation
- Bird flu epidemic
- Liquidity crisis exclusively at the Danske Bank Group owing to the default of a large customer
- General liquidity crisis in the banking sector

The individual scenarios are described as changes in macroeconomic variables. For example, the mild recession scenario entails all the Group's markets simultaneously being subject to zero GDP growth in two consecutive quarters and then returning to more normal macroeconomic indicator levels. In the severe recession scenario, the downturn is more pronounced, with economic contraction. The stress test results thus take the advantages of the Group's geographical diversification only partially into account, as the tests assume that all the markets are affected at the same time and to the same degree by the shock in question.

For the various stress scenarios, the Group has prepared a number of contingency plans for its options of either raising new capital or reducing risk-weighted assets. Thus far, the Group has included neither these plans nor intra-risk diversification in the calculation of required capital.

The stress tests conducted show that the Group is robust against the economic developments in the selected stress scenarios. The effect on the Group's capital requirement forms part of the capital requirement calculated under Pillar II of the CRD. The stress tests show that, in addition to its economic capital, the Group must have a buffer of DKr6bn to absorb macroeconomic changes.

At least once a year, the Group assesses the scenarios and their relevance on the basis of an analysis of the risks that are most important for the Group in the current economic situation. The analysis is submitted to the All Risk Committee for approval of the scenarios as the basis for subsequent stress testing. The scenarios form part of the Group's ICAAP report, which is submitted to the Board of Directors.





CAPITAL TARGETS

The total capital requirement is based on the Group's assessment of the regulatory capital required under the CRD and its ambition to maintain its AA rating. The Group considers the following criteria in determining its actual capital targets:

- Expected capital requirements under the CRD
- Ratings target
- Expected growth and earnings
- Stress test scenarios

CAPITAL TARGETS

%


8
7
6
5
4
3
2
2004
2005
2006
2007
Core capital excl. hybrid core capital
Effect of share capital issue on acquisition of Sampo Bank
Target

The Group adjusts both capital targets and actual capital levels on an ongoing basis.

The Group wishes to maintain existing capital target levels at present. Consequently, the implementation of the CRD does not reduce the level of capital in the Group but merely changes the capital ratios as it causes a reduction in risk-weighted assets.

CAPITAL TARGETS 2007 AND 2008 (%)	Previous rules	CRD level
Core (tier 1) capital ratio, excluding hybrid core capital	5.5-6.0	8
Hybrid core capital ratio	1.0-1.5	2
Solvency ratio	9.0-10.0	13
Payout ratio	30-50	30-50

The capital targets should be seen in the light of the Group's robust earnings, risk profile and geographical diversification.

In 2008 as in 2007, the Group plans to pay out 40% of its net profit in dividends. It is the Group's policy to buy back shares with any capital that is not necessary for its expected long-term growth.

RATINGS

The Danske Bank Group's capacity to honour its payment obligations is assessed regularly by three international rating agencies: Standard & Poor's, Moody's and Fitch Ratings.

The external ratings are important for the Group's funding costs. Good ratings give the Group easier access to capital and liquidity from the capital markets. The Group maintained its ratings in 2007.

RATINGS	Standard & Poor's	Moody's	Fitch
Danske Bank			
Short-term	A-1+	P-1	F1+
Long-term	AA-	Aa1	AA-
Outlook	Stable	Stable	Stable
Covered bonds	AAA	Aaa	AAA
Realkredit Danmark bonds*	AAA	Aaa	-
Outlook	Stable	Stable	-
Danica Pension			
Long-term/Insurer financial strength	AA-	-	-
Outlook	Stable	-	-

*The ratings of Standard & Poor's and Moody's apply to 95% of all bonds issued by Realkredit Danmark.

TARGETS FOR RISK-ADJUSTED RETURN

The Group is implementing a new performance measurement tool called return on allocated capital (ROAC), which measures the risk-adjusted return in relation to allocated capital. The Group has used risk-adjusted return as a performance tool since 1999. As opposed to previous return measures, the ROAC model calculates the effects of concentration and diversification of risk. The Group's capital is allocated to the various business areas, while goodwill and other items are allocated to "Other Areas". With ROAC, there will be much closer correlation between risk and the capital that is committed to cover risk.

In the transitional period until the CRD is fully implemented in 2010, the Group will also use the return on average equity (ROE) measure, which expresses the individual business area's return on average shareholders' equity allocated according to risk-weighted assets calculated according to the previous rules.

The table below shows a comparison between the ROE and ROAC methods.

RISK-BASED RETURN TARGETS	ROE	ROAC
Equity/capital calculation	Regulatory	Internal
Time horizon	Point-in-time	3-5 years
Confidence level	-	99.97%
Concentration risk	No	Yes
Migration risk	No	Yes
Operational risk	No	Standardised
Market risk	Advanced	Advanced
Credit risk	Standardised	IRB A
Pension risk	No	Yes
Period	Until 2010	From 2008

The following table shows ROE and ROAC for the Group and the largest business areas in 2007.

TARGETS FOR RISK-ADJUSTED RETURN (%)	ROE	ROAC
Banking Activities Denmark, incl. RD	31	36
Non-Danish Banking Activities	17	16
Danske Markets	44	29
Danske Capital	146	123
Danica Pension	23	23
Other Areas	29	-5
Group	20	18

BUSINESS AREAS

INCOME (DKr m)	2007	2006	Index 07/06	Share (%) 2007	Share (%) 2006
Banking Activities Denmark	15,898	15,470	103	35	36
Banking Activities Finland	4,469	4,370	102	10	10
Banking Activities Sweden	2,924	2,544	115	7	6
Banking Activities Norway	2,803	2,406	117	6	6
Banking Activities Northern Ireland	2,446	2,293	107	5	5
Banking Activities Ireland	1,455	1,118	130	3	3
Banking Activities Baltics	786	539	146	2	1
Other Banking Activities	2,388	2,062	116	5	5
Total Banking Activities	33,169	30,802	108	73	72
Mortgage Finance	3,988	3,781	105	9	9
Danske Markets	6,064	6,032	101	14	14
Danske Capital	1,961	1,800	109	4	4
Danica Pension	1,118	1,355	83	3	3
Other Areas	-1,237	-696	-	-3	-2
Total Group	45,063	43,074	105	100	100

PROFIT BEFORE CREDIT LOSS EXPENSES (DKr m)	2007	2006	Index 07/06	Share (%) 2007	Share (%) 2006
Banking Activities Denmark	7,716	7,601	102	39	37
Banking Activities Finland	1,086	1,891	57	5	9
Banking Activities Sweden	1,429	1,084	132	7	5
Banking Activities Norway	1,185	854	139	6	4
Banking Activities Northern Ireland	338	-60	-	2	-
Banking Activities Ireland	325	23	-	2	-
Banking Activities Baltics	360	210	171	2	1
Other Banking Activities	844	682	124	4	3
Total Banking Activities	13,283	12,285	108	67	59
Mortgage Finance	2,796	2,605	107	14	13
Danske Markets	3,434	3,837	89	17	19
Danske Capital	1,063	1,041	102	5	5
Danica Pension	1,118	1,355	83	6	7
Other Areas	-1,701	-689	-	-9	-3
Total Group	19,993	20,434	98	100	100

Comparative figures for Banking Activities Finland, Banking Activities Baltics, Danske Markets, Danske Capital and Other Areas comprise the pro forma financial results of the Sampo Bank group as of February 2006.

BANKING ACTIVITIES

BANKING ACTIVITIES	Population (millions)	GDP growth (%)	Lending (DKr bn)		Market share (%)		Deposits (DKr bn)		Market share (%)	
	2007	2007	2007	2006	2007	2006	2007	2006	2007	2006
Denmark	5.4	1.9	357	314	27	28	299	275	30	32
Finland	5.3	4.2	164	147	16	16	97	89	13	14
Sweden	8.8	3.0	162	138	6	6	57	50	5	4
Norway	4.7	3.7	136	105	6	5	58	47	5	5
Northern Ireland	1.7	*3.0	59	58	-	-	56	61	-	-
Ireland	3.8	4.6	69	51	5	4	24	21	3	3
Estonia**	1.3	6.9	14	9	12	11	8	6	11	10
Latvia**	2.3	10.1	2	1	1	1	1	-	1	-
Lithuania**	3.4	9.6	11	8	8	9	3	2	4	4
Other	-	-	34	33	-	-	4	4	-	-
Total	-	-	1,008	866	-	-	607	555	-	-

*The UK
**Together constitute Banking Activities Baltics
Market share information is based on data reported to local central banks.

The profit before credit loss expenses of the Group's banking activities increased 8% on the 2006 figure. Banking activities accounted for 67% of the Group's profit before credit loss expenses in 2007, against 59% in 2006.

Market leader

The Danske Bank Group is a market leader in financial services in Denmark and Northern Ireland. It is the second-largest bank in the Nordic region in terms of market capitalisation and the largest in terms of total assets.

Market challenger

In Finland, Norway, Sweden, the Republic of Ireland, Estonia and Lithuania, the Group is a market challenger and has increased its business volume and market share of both lending and deposits since 2006. In Latvia, the Group's activities and thus its market share are modest, but increasing.

Changes in banking activities

Danske Bank Denmark and BG Bank merged into a single banking division on April 10, 2007.

In the third quarter of 2007, the Group decided to further enhance the co-operation on mortgage finance between Realkredit Danmark and Danske Bank Denmark to strengthen Realkredit Danmark's local presence. On January 1, 2008, the Group merged its Mortgage Finance and Banking Activities Denmark business areas. In future, the presentation of the financial results of the Group's mortgage finance operations in Denmark will correspond to the presentation of activities outside Denmark.

On January 1, 2007, the rate at which capital allocated to business areas is calculated was changed from 6.5% to 5.5%. The change reduced net interest income from the Group's banking activities by DKr349m in 2007. This amount was booked as income under Other Areas. Comparative figures have not been restated. The change also lifted pre-tax profit as a percentage of allocated capital.

Bank of the year in Denmark

In November 2007, the Financial Times named the Danske Bank Group bank of the year in Denmark, citing the Group's well-diversified business and competitive products and services as key reasons.


BRANCHES
399
EMPLOYEES
6,019
PRE-TAX PROFIT
DKr7,892m
MARKET SHARE OF LENDING
26.5%

BANKING ACTIVITIES DENMARK ENCOMPASSES THE BANKING ACTIVITIES OF DANSKE BANK IN DENMARK, WHICH CATERS TO ALL TYPES OF RETAIL AND CORPORATE CUSTOMERS. BANKING ACTIVITIES DENMARK'S FINANCE CENTRES SERVE PRIVATE BANKING AND LARGE CORPORATE CUSTOMERS. IN ADDITION, BANKING ACTIVITIES DENMARK HAS SIX AGRICULTURAL CENTRES.

BANKING ACTIVITIES DENMARK

Profit before credit loss expenses increased 2% relative to 2006.

The market in 2007

In 2007, the economic climate in Denmark was favourable. Demand for financial products and services was good, although the year saw lower activity in the capital and housing markets than in 2006. Interest rates rose throughout the year, but lending margins remained under pressure because competition remained fierce. Danske Bank maintained its position as market leader in the Danish financial sector.

At December 31, 2007, Banking Activities Denmark's market share of lending and deposits was 26.5% and 29.7%, respectively.

Income

Net interest income grew 6%. The increase was attributable to growth in lending and deposits as well as higher interest rates, which more than compensated for the narrowing of interest margins caused by the launch of new products and fierce competition. Lending growth reflects mainly stronger corporate customer demand for loan financing and home owners' appetite for mortgage loans.

Net fee income was down 5%, owing primarily to the major slowdown in the equity and housing markets and the introduction of new no-fee product packages in the third quarter of 2007. In addition, Banking Activities Denmark earned extraordinarily large issuance fee income in 2006. Portfolio fees remained at the 2006 level as a result of higher income from the *Flexinvest Fri* product.

Operating expenses

Operating expenses rose 4%. Excluding integration expenses, operating expenses grew 1%. The cost/income ratio improved from 50.9% to 50.2%.

Credit loss expenses

Credit loss expenses amounted to a net positive entry of DKr176m, against a net positive entry of DKr163m in 2006. This level was attributable to a persistently favourable economic climate and the high credit quality of the loan portfolio.

Lending

Total lending rose 14% on the level recorded in 2006. Lending to retail customers increased 14%, while lending to corporate customers grew 13%.

Deposits

Total deposits grew 9% on the level at the end of 2006. Retail deposits increased 10%, and corporate deposits rose 8%.

New products

In 2007, Danske Bank launched high-interest current accounts, which prompted customers to deposit about DKr24.5bn. Danske Bank also launched new no-fee packages, including *Danske 24/7* and *Danske 24/7 Ung*, which target customers who use the Bank's online banking facilities and ATMs. These customers are offered all the advantages of the Bank's self-service options, the advisory services of its wide branch network and its 24/7 telephone services.

In July 2007, Danske Bank launched *Danske Prioritet Plus* – a revamp of and replacement for *Danske Prioritet*. About 40,000 customers have switched from *Danske Prioritet* to *Danske Prioritet Plus*. The product is based on the new Danish covered bonds rules and allows issuance of covered bonds in Denmark.

In November 2007, Danske Bank Denmark launched *Danske Totalpension* jointly with



"The main driver of our solid profit is our successful development of popular products."

HENRIK NORMANN / HEAD OF BANKING ACTIVITIES DENMARK

BANKING ACTIVITIES DENMARK (DKr m)	2007	2006	Index
Net interest income	10,557	9,968	106
Net fee income	4,574	4,813	95
Net trading income	703	675	104
Other income	64	14	-
Total income	15,898	15,470	103
Integration expenses	204	-	-
Other operating expenses	7,978	7,869	101
Operating expenses	8,182	7,869	104
Profit before credit loss expenses	7,716	7,601	102
Credit loss expenses	-176	-163	108
Profit before tax	7,892	7,764	102
Loans and advances, end of year	357,497	313,943	114
Deposits, end of year	299,190	275,117	109
Risk-weighted items (avg.)	320,793	284,097	113
Allocated capital (avg.)	17,644	18,466	96
Profit before credit loss expenses as % of allocated capital	43.7	41.2	
Pre-tax profit as % of allocated capital (ROE)	44.7	42.0	
Cost/income ratio, %	51.5	50.9	
Cost/income ratio, excl. integration expenses, %	50.2	50.9	

The banking activities of BG Bank and Danske Bank Denmark merged on January 1, 2007. Comparative figures for 2006 have been restated.

Danica Pension. The product offers customers the benefits of both term-based and lifelong annuity pensions and has seen considerable demand partly because of its message, which is easy to understand.

Branch mergers

Danske Bank Denmark and BG Bank merged into a single banking division on April 10, 2007. At the end of the first half of 2007, it was decided to bring forward the mergers of 25 Danske Bank and BG Bank branches to the second half of 2007. A total of 118 branches were merged, and the process was completed as planned. Integration expenses are still expected to total DKr275m, of which DKr204m was expensed in 2007.

The Group still expects synergies to total DKr300m, with full accounting effect from 2010. Synergies achieved in 2007 amounted to DKr157m, with full accounting effect from 2008.

Outlook for 2008

Economic growth (GDP) in Denmark is expected to be lower in 2008 than in 2007, and the property market is still expected to be under some pressure. Nonetheless, the Bank expects a sound level of activity with a continuation of fierce competition, primarily for deposits. In 2008, the Bank expects to realise further synergies of about DKr110m, with full accounting effect from 2009.



BRANCHES	EMPLOYEES	PRE TAX PROFIT	MARKET SHARE OF LENDING
121	2,117	DKr816m	15.6%

BANKING ACTIVITIES FINLAND ENCOMPASSES THE BANKING ACTIVITIES OF SAMPO BANK IN FINLAND AND DANSKE BANK'S HELSINKI BRANCH. SAMPO BANK, WHICH IS THE THIRD-LARGEST BANK IN FINLAND, CATERS TO RETAIL CUSTOMERS, SMALL AND MEDIUM-SIZED BUSINESSES AND INSTITUTIONAL CLIENTS.

BANKING ACTIVITIES FINLAND

Profit before credit loss expenses fell 43% on the level recorded for 2006. Excluding total integration expenses, profit before credit loss expenses rose 8%.

The market in 2007

In 2007, the economic climate in Finland was favourable and generated good demand for financial products and services.

Banking Activities Finland is a well-established challenger in a market with fierce competition. The competitive situation in the market kept lending margins under pressure despite the gradual rise in interest rates during the year.

At December 31, 2007, the market share of lending and deposits of Banking Activities Finland was 15.6% and 12.6%, respectively, against 15.7% and 13.7% a year earlier.

Income

Net interest income rose 2%. The upward trend reflects growth in lending and higher interest rates, which more than compensated for the pressure on lending margins and the accrual of the DKr169m fair value adjustment of loans, advances and deposits in the opening balance sheet at February 1, 2007. Excluding the accrual of the fair value adjustment, net interest income rose 8%.

Operating expenses

The 36% increase in operating expenses was attributable to total integration expenses. In 2007, integration expenses of DKr514m were paid, of which DKr145m was capitalised as development costs under intangible assets.

Excluding total integration expenses, operating expenses fell 2%, and the cost/income ratio improved from 56.7% to 54.5%.

In 2007, Banking Activities Finland realised annualised synergies of DKr129m, with full accounting effect from 2008.

Credit loss expenses

Credit loss expenses mainly relates to a few major facilities.

Lending

Total lending grew 12%. Lending to retail customers rose 10%, and lending to corporate customers increased 14%.

Deposits

Total deposits grew 8%. Retail deposits increased 2%, while corporate deposits rose 13%.

IT migration of Sampo Bank

The coming migration of Sampo Bank, Finland, will add products to the range offered, and the bank will maintain its high level of electronic services. Banking Activities Finland is expected to improve the competitiveness of all its business units.



"We have maintained our strong performance despite tough competition and the comprehensive integration process."

ILKKA HALLAVO / HEAD OF BANKING ACTIVITIES FINLAND

BANKING ACTIVITIES FINLAND (DKr m)	2007	2006	Index
Net interest income	3,013	2,948	102
Net fee income	1,210	1,144	106
Net trading income	26	37	70
Other income	220	241	91
Total income	4,469	4,370	102
Amortisation of intangible assets	580	-	-
Integration expenses	369	-	-
Other operating expenses	2,434	2,479	98
Operating expenses	3,383	2,479	136
Profit before credit loss expenses	1,086	1,891	57
Credit loss expenses	270	-77	-
Profit before tax	816	1,968	41
Profit before tax in local curreny (€)	110	264	42
Loans and advances, end of year	164,179	146,803	112
Deposits, end of year	96,515	89,293	108
Risk-weighted items (avg.)	134,068	127,405	105
Allocated capital (avg.)	7,374	8,281	89
Profit before credit loss expenses as % of allocated capital	16.1	24.9	
Pre-tax profit as % of allocated capital (ROE)	12.1	25.9	
Cost/income ratio, %	75.7	56.7	
Cost/income ratio, excl. total integration expenses, %	54.5	56.7	

Comparative figures include the Sampo Bank group as of February 2006.

Outlook for 2008

Assuming that economic conditions remain favourable, the growth of Banking Activities Finland is expected to continue in 2008, although at a slightly lower pace than in 2007. The migration at Easter 2008 is expected to result in high integration expenses in the first and second quarters of the year. The 2008 forecast for Banking Activities Finland shows further realised synergies of about DKr400m, with full accounting effect from 2009.



BRANCHES	EMPLOYEES	PRE-TAX PROFIT	MARKET SHARE OF LENDING
59	912	DKr1,360m	5.8%

BANKING ACTIVITIES SWEDEN ENCOMPASSES THE BANKING ACTIVITIES OF ÖSTGÖTA ENSKILDA BANK AND PROVINSBANKERNE IN SWEDEN, WHICH SERVE ALL TYPES OF RETAIL AND CORPORATE CUSTOMERS. REAL-ESTATE AGENCY BUSINESS IS CARRIED OUT PRIMARILY THROUGH THE 75 OFFICES OF SKANDIA MÄKLARNA.

BANKING ACTIVITIES SWEDEN

Profit before credit loss expenses rose 32% to DKr1,429m, against DKr1,084m in 2006.

In 2007, Banking Activities Sweden saw a shift in its profitability level as ROE grew from 15% in 2006 to 20%.

The market in 2007

The economic climate in Sweden remained favourable in 2007 and generated considerable demand for financial products and services.

Market competition was fierce in 2007, and lending margins remained under pressure despite the gradual rise in interest rates during the year. Danske Bank Sweden is a market challenger and has increased its business volume and market share of both lending and deposits since 2006.

At December 31, 2007, the market share of lending and deposits of Banking Activities Sweden was 5.8% and 4.5%, respectively, against 5.6% and 4.3% a year earlier.

Income

The trend in net interest income was positive in 2007, with an increase of 17%. The trend was the result of high lending growth – which more than compensated for narrower lending margins – and a small, interest rate-driven widening of deposit margins. The narrowing of lending margins was owing to a higher proportion of home finance products and increased lending to corporate customers as well as increased competition.

The increase in net fee income of 7% reflects higher business volume and a high level of activity within securities trading and services.

Operating expenses

Operating expenses rose 2%, owing to increased expenses for the launch of the *Sparkonto XL* savings product and expenses for streamlining the loan process for home finance. The cost/income ratio improved from 57.4% to 51.1% in 2007.

Credit loss expenses

Credit loss expenses amounted to DKr69m, against DKr71m in 2006. This level was attributable to a persistently favourable economic climate and the high credit quality of the loan portfolio.

Lending

Growth in lending continued in 2007. In local currency, lending increased 22%, and lending to retail customers and corporate customers saw increases of 13% and 27%, respectively. Growth in corporate lending came primarily from large and medium-sized businesses, whereas sales of home finance products boosted lending to retail customers. Business with the Skandia Mäklarna estate agency chain contributed to a higher number of home finance loans.

Deposits

Deposits, measured in local currency, grew 20% on the 2006 figure. Corporate deposits rose 13%, and retail deposits increased 38%. The launch of the *Sparkonto XL* savings product in May 2007 prompted about 20,000 customers to deposit DKr3.9bn.

Awards

Banking Activities Sweden received several awards in 2007. For example, for the second consecutive year, Danske Bank Sweden was named business bank of the year by *Finansbarometern*, one of Sweden's largest independent surveys of the Swedish banking, finance and insurance markets.



"We have improved both our market share and ROE in 2007 despite fierce competition and narrowing margins."

MATS TORSTENDAHL / HEAD OF BANKING ACTIVITIES SWEDEN

BANKING ACTIVITIES SWEDEN (DKr m)	2007	2006	Index
Net interest income	2,113	1,812	117
Net fee income	656	614	107
Net trading income	97	71	137
Other income	58	47	123
Total income	2,924	2,544	115
Operating expenses	1,495	1,460	102
Profit before credit loss expenses	1,429	1,084	132
Credit loss expenses	69	71	97
Profit before tax	1,360	1,013	134
Profit before tax in local currency (SKr)	1,688	1,253	135
Loans and advances, end of year	161,562	138,454	117
Deposits, end of year	57,368	50,062	115
Risk-weighted items (avg.)	124,354	106,104	117
Allocated capital (avg.)	6,839	6,897	99
Profit before credit loss expenses as % of allocated capital	20.9	15.7	
Pre-tax profit as % of allocated capital (ROE)	19.9	14.7	
Cost/income ratio, %	51.1	57.4	

The survey showed that the Danske Bank Group's business model based on community involvement and excellent staff qualifications was decisive for Banking Activities Sweden winning the award.

Additionally, Danske Bank Sweden's *Sparkonto XL* savings product was named bank product of the year in Sweden.

Outlook for 2008

Assuming relatively favourable economic conditions, the growth of Banking Activities Sweden is expected to continue in 2008. Recent years' organisational adjustments of Banking Activities Sweden and the expansion of the branch network are expected to provide the basis for further profitable growth. Economic growth is expected to be marginally lower than in 2007, however.



BRANCHES	EMPLOYEES	PRE TAX PROFIT	MARKET SHARE OF LENDING
55	1,062	DKr1,132m	6.0%

BANKING ACTIVITIES NORWAY ENCOMPASSES THE BANKING ACTIVITIES OF FOKUS BANK IN NORWAY, WHICH SERVES ALL TYPES OF RETAIL AND CORPORATE CUSTOMERS. RETAIL-ESTATE AGENCY BUSINESS IS CARRIED OUT THROUGH THE 40 OFFICES OF FOKUS KROGSVEEN NYLANDER.

BANKING ACTIVITIES NORWAY

Profit before credit loss expenses increased 39% on the level recorded for 2006 and was characterised by persistently high growth and increasing market share.

In 2007, Banking Activities Norway experienced a shift in its profitability level as ROE grew from 18% in 2006 to 21%.

The market in 2007

Banking Activities Norway saw strong market growth again in 2007, reflecting the positive international economic climate and strong economic activity in Norway.

In March 2007, Banking Activities Norway sold off five branches. The 2006 pre-tax profit of the branches totalled some DKr20m. The proceeds of DKr199m from the sale were recognised as income under Other Areas.

Market competition was fierce in 2007, putting lending margins under pressure throughout the year. Banking Activities Norway is a market challenger and has increased its business volume and market share of both lending and deposits since 2006.

At December 31, 2007, the market share of lending and deposits of Banking Activities Norway was 6.0% and 5.0%, respectively, against 5.5% and 4.6% a year earlier despite the sale of branches.

Income

Net interest income rose 20%, reflecting the growth in deposits and lending as well as higher interest rates. The increase was due to a larger volume of business with both existing customers and the many new customers acquired in recent years, and it was achieved despite narrowing margins on retail loans and the sale of branches.

The growth in net fee income was the result of strong savings and investment activity and an increase in business with corporate customers in particular.

Other income remained at the 2006 level.

Operating expenses

Operating expenses grew 4%. Excluding expenses incurred by Nylander, operating expenses rose 1% on the 2006 level. As a result of the increase in income, the cost/income ratio improved from 64.5% to 57.7%.

Credit loss expenses

In 2007, Banking Activities Norway recorded credit loss expenses of DKr53m. The trend was attributable to losses on a few facilities.

Lending

Lending, measured in local currency, grew 25% on the level at the end of 2006. The rise was driven mainly by a 34% increase in lending to corporate customers, whereas lending to retail customers grew 15%.

Deposits

Deposits, measured in local currency, increased 20% on the figure recorded for 2006. Retail deposits rose 19% and corporate deposits 20%.



"Our customer satisfaction score is one of the highest in the banking industry, and it shows in the profit increase we have achieved."

THOMAS BORGEN / HEAD OF BANKING ACTIVITIES NORWAY

BANKING ACTIVITIES NORWAY (DKr m)	2007	2006	Index
Net interest income	1,887	1,567	120
Net fee income	461	416	111
Net trading income	147	111	132
Other income	308	312	99
Total income	2,803	2,406	117
Operating expenses	1,618	1,552	104
Profit before credit loss expenses	1,185	854	139
Credit loss expenses	53	-31	-
Profit before tax	1,132	885	128
Profit before tax in local currency (NKr)	1,214	954	127
Loans and advances, end of year	136,346	105,319	129
Deposits, end of year	57,624	46,667	123
Risk-weighted items (avg.)	98,109	76,760	128
Allocated capital (avg.)	5,396	4,989	108
Profit before credit loss expenses as % of allocated capital	22.0	17.1	
Pre-tax profit as % of allocated capital (ROE)	21.0	17.7	
Cost/income ratio, %	57.7	64.5	

Fokus Bank is now a branch

On April 1, 2007, Fokus Bank was converted from a subsidiary into a branch of Danske Bank. This means that the bank now has the same legal status as the units in the Republic of Ireland, Sweden, Poland, Germany and the UK.

Award

In 2007, Fokus Bank's *365 Privat* credit card was on several occasions named the best credit card on the Norwegian market, most recently by *Dine Penger*, a Norwegian financial magazine. The assessment was based on factors such as no fees, a long interest-free period, bonuses on purchases and additional services, for instance, insurance.

Outlook for 2008

Although the economic climate in Norway is expected to remain favourable in 2008, economic growth is expected to be marginally lower than in 2007. Banking Activities Norway expects the development of its branch network in recent years to provide the basis for a continued rise in business volume and further profitable growth.



BRANCHES 94 | EMPLOYEES 1,295 | PRE-TAX PROFIT DKr307m

BANKING ACTIVITIES NORTHERN IRELAND ENCOMPASSES THE BANKING ACTIVITIES OF NORTHERN BANK, WHICH SERVES BOTH RETAIL AND CORPORATE CUSTOMERS.

BANKING ACTIVITIES NORTHERN IRELAND

Profit before credit loss expenses amounted to DKr338m in 2007, against a loss of DKr60m in 2006.

Excluding total integration expenses, pre-tax profit was DKr1,004m, against DKr800m in 2006.

The market in 2007

In 2007, Northern Ireland continued to enjoy favourable economic growth. The synergies from the successful integration, together with good economic growth, laid the foundation for a high return.

Market competition was fierce in 2007, putting lending margins under pressure. Banking Activities Northern Ireland is a market leader and has increased its business volume and market share of both lending and deposits since 2006.

Income

Income rose 7% on the level in 2006, reflecting good growth in lending and deposits.

Net interest income increased 8% as a result of the growth in lending and deposits and higher interest rates.

Operating expenses

Operating expenses fell 10%, primarily as a result of lower integration expenses. Voluntary severance settlements and natural attrition made the headcount at Northern Bank at the end of 2007 27% lower than at the acquisition in 2005.

In 2007, Banking Activities Northern Ireland realised annualised synergies of DKr117m. Since the acquisition, the Group has achieved annualised synergies of DKr299m, with full accounting effect from 2008. Operating expenses, excluding total integration expenses, declined 3%, primarily because of the realised cost synergies.

Apart from the amortisation of capitalised software, no further integration expenses are expected, and the synergies announced at the acquisition have now been fully realised.

The cost/income ratio, excluding total integration expenses, improved from 63.2% to 57.7%.

Credit loss expenses

The relatively modest credit loss expenses reflect the persistently high credit quality of the loan portfolio.

Lending

Lending, measured in local currency, rose 10% on the figure recorded at the end of 2006. Excluding short-term lending to the public sector, the increase was 23%.

Deposits

Deposits, measured in local currency, rose 1% on the figure recorded at the end of 2006. Excluding short-term deposits made by the public sector, the increase was 8%.

Branch network

In the fourth quarter of 2007, Northern Bank reopened the branch in its head office in Belfast. The premises were subject to extensive renovation during the summer, and the design is now in line with Danske Bank's branch concept.

The renovation has improved facilities for customers, and corporate and retail customer advisers now serve customers from the same location. The opening of this branch marked the end of a good year for Northern Bank with competitive, new products and state-of-the-art systems.



"The increase in profits reflects Northern Bank's strengthened market position and higher customer satisfaction."

DON PRICE / HEAD OF BANKING ACTIVITIES NORTHERN IRELAND

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	2007	2006	Index
Net interest income	1,831	1,702	108
Net fee income	491	485	101
Net trading income	109	87	125
Other income	15	19	79
Total income	2,446	2,293	107
Amortisation of intangible assets	419	459	91
Integration expenses	278	445	62
Other operating expenses	1,411	1,449	97
Operating expenses	2,108	2,353	90
Profit before credit loss expenses	338	-60	-
Credit loss expenses	31	44	70
Profit before tax	307	-104	-
Profit before tax in local currency (£)	26	-9	-
Loans and advances, end of year	58,803	58,442	101
Deposits, end of year	56,303	60,969	92
Risk-weighted items (avg.)	45,093	38,474	117
Allocated capital (avg.)	2,480	2,501	99
Profit before credit loss expenses as % of allocated capital	13.6	-2.4	
Pre-tax profit as % of allocated capital (ROE)	12.4	-4.2	
Cost/income ratio, %	86.2	102.6	
Cost/income ratio, excl. total integration expenses, %	57.7	63.2	

In the second half of 2007, Northern Bank opened a branch in London in the Danske Bank Group's existing offices. The Group has decided to transfer responsibility for the corporate customer activities of Danske Bank, London Branch, to Northern Bank, which serves both corporate and retail customers from its new branch. The opening of the London branch reflects the Group's wish to benefit from Northern Bank's business strength, product range and its presence within the UK banking sector.

Outlook for 2008

Economic growth in Northern Ireland is expected to remain favourable in 2008, although lower than in 2007. Together with realised synergies, this will provide a basis for a high and increasing return.


Bank
BRANCHES 64
EMPLOYEES 608
PRE-TAX PROFIT DKr208m
MARKET SHARE OF LENDING 4.8%

BANKING ACTIVITIES IRELAND ENCOMPASSES THE BANKING ACTIVITIES OF NATIONAL IRISH BANK, WHICH CATERS PRIMARILY TO RETAIL AND CORPORATE CUSTOMERS.

BANKING ACTIVITIES IRELAND

Profit before credit loss expenses amounted to DKr325m in 2007, against DKr23m in 2006. Excluding total integration expenses, profit before credit loss expenses was DKr582m, against DKr284m in 2006.

The market in 2007

In 2007, economic growth slowed in the Republic of Ireland. Yet economic growth was still good and generated strong demand for credit facilities among retail and corporate customers.

Strong competition resulted in continuing pressure on lending margins; however, growth in both lending and deposits more than compensated for the narrowing margins. National Irish Bank is a market challenger and has further increased its business volume since 2006.

At December 31, 2007, the market share of lending and deposits of Banking Activities Ireland was 4.8% and 3.3%, respectively, against 4.2% and 3.2% a year earlier.

Income

Income rose 30%, mainly because of the continuation of strong growth in deposits and lending as well as higher interest rates and larger fee income. Against this background, net interest income also grew 30%.

Net fee income increased 37%, and net trading income rose 10%, owing to higher cross-selling revenue, including wealth management income.

Operating expenses

Operating expenses increased 3%. Excluding total integration expenses, operating expenses rose 5% as realised synergies did not fully compensate for the costs associated with the expansion of the branch network and the higher level of activity. The cost/income ratio, excluding total integration expenses, improved from 74.6% to 60.0%.

Despite strong growth in lending and deposits since the acquisition in 2005, the headcount has declined by 18%. In 2007, Banking Activities Ireland realised annualised synergies of DKr41m. Since the acquisition, the Group has achieved annualised synergies of DKr79m, with full accounting effect from 2008.

Apart from the amortisation of capitalised software, no further integration expenses are expected, and the synergies announced at the acquisition have now been fully realised.

Credit loss expenses

In the fourth quarter of 2007, credit loss expenses rose as a result of a few large provisions. The credit quality of the loan portfolio remained high despite the economic slowdown.

Lending

Lending rose 35% on the figure recorded at the end of 2006. Lending to retail customers was up 34%, owing primarily to mortgage loans secured on properties with an average loan-to-value ratio of just below 55%. Lending to corporate customers grew 37%.

Deposits

Deposits increased 12%. Retail deposits rose 11%, while corporate deposits grew 14%.

Awards

National Irish Bank's home finance product, LTV Mortgage, was named "Best New Product launched since January 2006" at the MoneyMate and Investor Magazine Awards 2007. The award reflects the success of National Irish Bank's LTV Mortgage product.



"Our results reflect the competitive advantage from our strong products for business and personal customers."

ANDREW HEALY / HEAD OF BANKING ACTIVITIES IRELAND

BANKING ACTIVITIES IRELAND (DKr m)	2007	2006	Index
Net interest income	1,194	918	130
Net fee income	182	133	137
Net trading income	67	61	110
Other income	12	6	200
Total income	1,455	1,118	130
Amortisation of intangible assets	102	102	100
Integration expenses	155	159	97
Other operating expenses	873	834	105
Operating expenses	1,130	1,095	103
Profit before credit loss expenses	325	23	-
Credit loss expenses	117	-3	-
Profit before tax	208	26	-
Profit before tax in local currency (€)	28	4	-
Loans and advances, end of year	69,433	51,250	135
Deposits, end of year	23,982	21,390	112
Risk-weighted items (avg.)	54,259	35,993	151
Allocated capital (avg.)	2,984	2,340	128
Profit before credit loss expenses as % of allocated capital	10.9	1.0	
Pre-tax profit as % of allocated capital (ROE)	7.0	1.1	
Cost/income ratio, %	77.7	97.9	
Cost/income ratio, excl. total integration expenses, %	60.0	74.6	

National Irish Bank also won KPMG's "Award for Innovation". This award is considered one of the most prestigious.

Branch openings

In 2007, National Irish Bank opened five new branches as part of the Group's growth strategy for Banking Activities Ireland.

National Irish Bank expects to open at least ten more branches in the coming years.

National Irish Bank is now a branch

On April 1, 2007, National Irish Bank was converted from a subsidiary into a branch of Danske Bank. This means that the bank now has the same legal status as the units in Norway, Sweden, Poland, Germany and the UK.

Outlook for 2008

The slowdown in economic growth in the Republic of Ireland is expected to continue in 2008, although growth is still likely to outperform average European growth. Together with realised synergies, this will provide a basis for an increasing return.



BRANCHES 44 | EMPLOYEES 1,304 | PRE-TAX PROFIT DKr306m | MARKET SHARE OF LENDING 6.2%

BANKING ACTIVITIES BALTICS ENCOMPASSES THE GROUP'S BANKING ACTIVITIES IN ESTONIA, LATVIA AND LITHUANIA AND SERVES ALL TYPES OF RETAIL AND CORPORATE CUSTOMERS.

BANKING ACTIVITIES BALTICS

Profit before credit loss expenses increased 71% on the figure recorded for 2006.

The market in 2007

The Baltic countries continued to enjoy considerable economic growth, but rising inflation and salaries led to increased concern about macroeconomic conditions. The markets started to slow down towards the end of 2007.

In Estonia, inflation rose as a result of credit-driven demand. The political situation in Latvia deteriorated in 2007, and in November the prime minister resigned. The Lithuanian economy was better balanced than the economies of Estonia and Latvia. A continuation of high credit growth caused concern, however. All three countries had balance of payments deficits in 2007.

At December 31, 2007, the market share of lending and deposits of Banking Activities Baltics was 6.2% and 4.5%, respectively, against 6.0% and 4.2% a year earlier.

Income

Income grew 46% due to a high level of activity.

The increase in net interest income of 77% was owing to growth in lending and a positive trend in deposit margins. Net fee income rose 57% as a result of good growth in the number of customer transactions.

Operating expenses

The increase in operating expenses of 29% was also attributable to the high level of activity as well as the expansion of the branch network by six new branches.

At the end of 2007, the Group began the gradual migration of Banking Activities Baltics to the shared IT platform. In 2007, however, integration expenses accounted for a relatively small share of total operating expenses as the integration process had just been initiated.

The cost/income ratio, excluding total integration expenses, improved from 61.0% to 53.6%.

Credit loss expenses

The rise in credit loss expenses reflects the loss on a single facility.

Lending

Lending grew 45% on the level at the end of 2006 and outperformed market growth. Lending to retail customers rose 58%, whereas lending to corporate customers increased 35%. Loans secured on real property accounted for 74% of total loans and advances.

Deposits

Deposits rose 33%. Retail deposits increased 17%, while corporate deposits grew 39%.

Rebranding

The three banks are expected to be rebranded with the Danske Bank Group's well-known logo in mid-2008. Two of the banks will assume the corporate brand name. From mid-2008, the three banks will market themselves under the names of Sampo Pank (Estonia), Danske Banka (Latvia) and Danske Bankas (Lithuania).

Outlook for 2008

In 2008, economic growth in the three Baltic countries is expected to slow down. Macroeconomic trends will affect the banks' risk appetite and credit policies. Growth and profit may also suffer if significant financial turbulence arises in the three countries. In 2008, the results of Banking Activities Baltics will be influenced by higher integration expenses as a result of the rebranding activities and preparations for the full migration process in 2009.

"The significant economic growth in the Baltic countries boosted our activities."

GEORG SCHUBIGER / HEAD OF BANKING ACTIVITIES BALTICS



BANKING ACTIVITIES BALTICS (DKr m)	2007	2006	Index
Net interest income	573	324	177
Net fee income	132	84	157
Net trading income	66	117	56
Other income	15	14	107
Total income	786	539	146
Integration expenses	5	-	-
Other operating expenses	421	329	128
Operating expenses	426	329	129
Profit before credit loss expenses	360	210	171
Credit loss expenses	54	14	-
Profit before tax	306	196	156
Loans and advances, end of year	26,875	18,535	145
Deposits, end of year	11,557	8,704	133
Risk-weighted items (avg.)	22,237	14,662	152
Allocated capital (avg.)	1,223	953	128
Profit before credit loss expenses as % of allocated capital	32.1	24.0	
Pre-tax profit as % of allocated capital (ROE)	27.3	22.4	
Cost/income ratio, %	54.2	61.0	
Cost/income ratio, excl. integration expenses, %	53.6	61.0	

PROFIT BEFORE TAX (DKr m)	2007	2006	Index
Estonia	229	143	160
Latvia	5	2	-
Lithuania	72	51	141
Total Banking Activities Baltics	306	196	156

Comparative figures include the Sampo Bank group as of February 2006.



EMPLOYEES 419

PRE-TAX PROFIT DKr578m

OTHER BANKING ACTIVITIES COMPRISES THE ACTIVITIES OF NORDANIA LEASING AND THE GROUP'S BANKING ACTIVITIES IN GERMANY AND POLAND.

OTHER BANKING ACTIVITIES

Profit before credit loss expenses rose 24% on the 2006 level.

Nordania

The pre-tax profit of Nordania increased 22%. The higher profit on new leases contributed to this increase, which exceeded growth in activity-based costs.

Germany and Poland

The Group's banking activities in Germany and Poland continued to see a positive trend, with an increase in profit before credit loss expenses of 26%.

The profit before credit loss expenses of the Group's banking activities in Germany grew 12%. The increase reflects good growth in lending and deposits and wider margins, which more than compensated for a modest 6% rise in expenses.

The profit before credit loss expenses of the Group's banking activities in Poland rose a full 208% on the 2006 figure. The increase was owing primarily to increased net interest income resulting from high lending growth, which more than compensated for the pressure on margins.

Operating expenses

The operating expenses of Other Banking Activities saw a rise of 12% over the figure recorded for 2006. The increase was attributable primarily to an increase in activities.

Credit loss expenses

The credit loss expenses of Nordania amounted to DKr12m, against DKr7m in 2006.

The credit loss expenses of the Group's banking activities in Germany stood at DKr254m, against a net positive entry of DKr8m in 2006. The negative trend was owing to the recognition of impairment charges against a few major facilities.

Outlook for 2008

Other Banking Activities expects a higher level of activity in 2008.

"We have seen a sound increase in profits partly as a result of the improved profitability of new leasing business."

HENRIK BECH-HANSEN / HEAD OF NORDANIA LEASING



OTHER BANKING ACTIVITIES (DKr m)	2007	2006	Index
Net interest income	554	504	110
Net fee income	101	86	117
Net trading income	64	42	152
Other income	1,669	1,430	117
Total income	2,388	2,062	116
Operating expenses	1,544	1,380	112
Profit before credit loss expenses	844	682	124
Credit loss expenses	266	-1	-
Profit before tax	578	683	85
Loans and advances, end of year	34,398	32,588	106
Deposits, end of year	4,474	3,586	125
Risk-weighted items (avg.)	41,300	38,350	108
Allocated capital (avg.)	2,272	2,493	91
Profit before credit loss expenses as % of allocated capital	37.2	27.4	
Pre-tax profit as % of allocated capital (ROE)	25.4	27.4	
Cost/income ratio, %	64.7	66.9	

PROFIT BEFORE TAX (DKr m)	2007	2006	Index
Nordania Leasing	512	421	122
Germany	-13	224	-
Poland	79	38	208
Total Other Banking Activities	578	683	85



EMPLOYEES	PRE-TAX PROFIT	MARKET SHARE OF LENDING
519	DKr2,806m	25.4%

MORTGAGE FINANCE ENCOMPASSES THE DANSKE BANK GROUP'S MORTGAGE FINANCE AND REAL-ESTATE AGENCY BUSINESS IN DENMARK. THE DIVISION MARKETS ITS FINANCING SOLUTIONS THROUGH REALKREDIT DANMARK, DANSKE BANK AND THE REAL-ESTATE AGENCY CHAIN "HOME". REAL-ESTATE AGENCY BUSINESS IS CARRIED OUT THROUGH "HOME", WHICH HAS 190 OFFICES THROUGHOUT THE COUNTRY.

MORTGAGE FINANCE

Pre-tax profit rose 4% to DKr2,806m, against DKr2,710m in 2006. Profit before credit loss expenses increased 7%.

The market in 2007

The declining activity in the housing market towards the end of 2006 continued in 2007, when the slowdown became more noticeable and widespread.

Total gross lending fell 3% from the 2006 level. This fall should be seen in the light of a general rise in interest rates, which meant that interest rate-driven refinancing activity was very modest.

Prices of owner-occupied dwellings remained roughly unchanged at national level, but certain areas, especially the cities of Copenhagen and Aarhus, saw a decline. Owner-occupied flats recorded the biggest slowdown with a price drop at national level, primarily as a result of the trend in Copenhagen and Aarhus.

The slowdown also hit the market for residential rental property. Office and retail property continued to rise steadily in price, as did agricultural property, which benefited from the continued rise in land prices.

Sales of owner-occupied dwellings continued to fall in 2007. The number of single-family houses sold decreased 26% to 33,728, and the fall in sales of owner-occupied flats was 37%.

On October 1, 2007, Realkredit Danmark launched its new *RenteDyk™* loan product. Demand for *RenteDyk™* was modest in 2007, however.

Income

The 8% increase in net interest income reflected a rise in interest rates and higher administration margins due to a larger loan portfolio.

Net fee expenses rose DKr106m to DKr340m, owing primarily to an increase in portfolio-based fees charged by the Group's banking operations for mortgage loans arranged through them.

Operating expenses

Expenses remained roughly at the level recorded in 2006. Consequently, the cost/income ratio improved from 31.1% in 2006 to 29.9% in 2007.

Credit loss expenses

Credit loss expenses amounted to a net positive entry of DKr10m, against a net positive entry of DKr105m in 2006. The portfolio of mortgage loans continues to have moderate loan-to-value ratios.

Lending

In 2007, mortgage lending increased DKr25bn to DKr628bn. Gross lending amounted to DKr119bn in 2007, against DKr145bn the year before.

Closer co-operation with Danske Bank

To strengthen Realkredit Danmark's local presence in the housing market, the Group decided in the third quarter of 2007 to establish closer co-operation between Realkredit Danmark and Danske Bank Denmark. Private-market advisers now offer advice at 48 large Danske Bank branches, and corporate-market advisers serve customers out of Realkredit Danmark's ten corporate centres.



"With the adjustment of our organisation, we are ready to even more actively pursue market opportunities that will help us lift sales and gain market share."

SVEN HOLM / CHIEF EXECUTIVE OFFICER OF REALKREDIT DANMARK

MORTGAGE FINANCE (DKr m)	2007	2006	Index
Net interest income	3,913	3,621	108
Net fee income	-340	-234	-
Net trading income	252	215	117
Other income	163	179	91
Total income	3,988	3,781	105
Operating expenses	1,192	1,176	101
Profit before credit loss expenses	2,796	2,605	107
Credit loss expenses	-10	-105	-
Profit before tax	2,806	2,710	104
Mortgage loans, end of year	627,809	602,584	104
Risk-weighted items (avg.)	306,230	287,040	107
Allocated capital (avg.)	16,843	18,658	90
Profit before credit loss expenses as % of allocated capital	16.6	14.0	
Pre-tax profit as % of allocated capital (ROE)	16.7	14.5	
Cost/income ratio, %	29.9	31.1	

KEY FIGURES		2007			2006	
(%)	Private	Corporate	Total	Private	Corporate	Total
Loan portfolio, nom., end of year, DKr bn	399	249	648	378	231	609
Share of interest-only loans	44	14	32	39	9	28
Market share, gross lending	26.1	24.5	25.4	29.9	29.3	29.7
Market share, portfolio, end of year	32.7	30.6	31.8	33.7	31.3	32.8

Local strategy

In 2007, Realkredit Danmark maintained its local strategy of playing a more active role in the local community. Realkredit Danmark awarded grants under its Smart Square Metres sponsorship initiative to educational institutions and companies that give special priority to "physical and functional settings that inspire learning, co-operation and new ideas".

Outlook for 2008

The level of mortgage finance activity in 2008 is expected to be largely unchanged from the level in 2007. With the launch of its *RenteDyk™* loan, Realkredit Danmark expects to gradually increase its share of the market for loans that offer protection against rising interest rates.


EMPLOYEES
907
TOTAL INCOME
DKr6,064m
PRE-TAX PROFIT
DKr3,419m

DANSKE MARKETS IS RESPONSIBLE FOR THE GROUP'S ACTIVITIES IN THE FINANCIAL MARKETS. TRADING ACTIVITIES INCLUDE TRADING IN FIXED-INCOME PRODUCTS, FOREIGN EXCHANGE, EQUITIES AND INTEREST-BEARING SECURITIES; PROVIDING THE LARGEST CORPORATE CUSTOMERS AND INSTITUTIONAL CLIENTS WITH FINANCIAL PRODUCTS AND ADVISORY SERVICES ON MERGERS AND ACQUISITIONS; AND ASSISTING CUSTOMERS WITH EQUITY AND DEBT ISSUES ON THE INTERNATIONAL FINANCIAL MARKETS. PROPRIETARY TRADING ENCOMPASSES THE BANK'S SHORT-TERM INVESTMENTS. THE INVESTMENT PORTFOLIO COVERS THE BANK'S STRATEGIC FIXED-INCOME, FOREIGN-EXCHANGE AND EQUITY PORTFOLIOS. INSTITUTIONAL BANKING INCLUDES FACILITIES WITH INTERNATIONAL FINANCIAL INSTITUTIONS OUTSIDE THE NORDIC REGION. INSTITUTIONAL FACILITIES WITH NORDIC FINANCIAL INSTITUTIONS FORM PART OF THE GROUP'S BANKING ACTIVITIES.

DANSKE MARKETS

Pre-tax profit amounted to DKr3,419m, against DKr3,891m in 2006.

In view of the market trends in the second half of 2007 in particular, the Group considers the result achieved by Danske Markets to be satisfactory. The result shows that the income generated by Danske Markets is well-diversified with respect to products, customers and geography and is based on extensive risk management.

The market in 2007

The financial markets were unusually turbulent in 2007. The first half of 2007 saw rising short-term interest rates and volatile equity markets. In the second half of 2007, an actual financial crisis developed. There was significant turbulence in the credit and liquidity markets that made the issuance of short- and long-term debt difficult.

The equity markets remained very volatile in the second half of 2007, and the Danish OMX C20 index saw an overall rise of 5.1% in 2007.

As a result of the volatility in the foreign-exchange, fixed-income and equity markets, Danske Markets experienced stronger demand for instruments to hedge risk, while demand for both Danish and non-Danish equities was in line with expectations. Investment customers became more cautious as the financial turbulence developed, however.

Danske Markets' activities

Danske Markets' activities in the Nordic region were strengthened through the Finnish markets activities of Sampo Bank. The result generated by Danske Markets in Finland was very satisfactory and leads to expectations for continued growth. Danske Markets also set up an equity trading and research department in Sweden, and growth and higher market share are expected also in this area. Danske Markets' activities in the Republic of Ireland also developed as expected.

Income

Income from trading activities rose 12% on the level in 2006 partly as a result of Corporate Finance's participation in a large number of mergers and acquisitions again during the year.

Income from proprietary trading rose 10% on the 2006 level. Danske Markets' proprietary trading positions are based primarily on pricing differences in the fixed-income markets, and in view of the trends in the fixed-income markets in 2007, the Group considers the result satisfactory.

Income from the investment portfolio was lower in 2007 than in 2006 as a result of the market trends and a reduction of the holdings of listed shares. The profit on sale of private equity investments amounted to DKr406m in 2007.

Income from institutional banking remained satisfactory. Drawings on a number of backup liquidity facilities provided by the Group's London branch raised income but also increased the capital requirement.

Operating expenses

Operating expenses rose 20% to DKr2,630m in 2007, reflecting primarily higher performance-based compensation and stronger activity.



"Our well-diversified sources of income helped us realise a satisfactory result amidst the turbulence in the financial markets."

STEEN BLAAFALK / HEAD OF DANSKE MARKETS

DANSKE MARKETS (DKr m)	2007	2006	Index
Total income	6,064	6,032	101
Operating expenses	2,630	2,195	120
Profit before credit loss expenses	3,434	3,837	89
Credit loss expenses	15	-54	-
Profit before tax	3,419	3,891	88
Loans and advances, end of year	61,127	38,718	158
Risk-weighted items (avg.)	141,764	117,614	121
Allocated capital (avg.)	7,797	7,645	102
Profit before credit loss expenses as % of allocated capital	44.0	50.2	
Pre-tax profit as % of allocated capital (ROE)	43.9	50.9	
Cost/income ratio, %	43.4	36.4	

TOTAL INCOME (DKr m)	2007	2006	Index
Trading activities	4,479	3,999	112
Proprietary trading	429	390	110
Investment portfolio	638	1,159	55
Institutional banking	518	484	107
Total Danske Markets	6,064	6,032	101

Comparative figures include the Sampo Bank group as of February 2006.

Outlook for 2008

The high level of activity at Danske Markets is expected to continue in 2008. The turbulence in the capital markets will continue, and there are no signs of recovery yet. Against this background, market conditions will require investment strategy and risk management adjustments on an ongoing basis. This will affect Danske Markets' trading activities and investment portfolio in 2008.

DANSKE CAPITAL DEVELOPS AND SELLS ASSET MANAGEMENT PRODUCTS AND SERVICES THAT ARE OFFERED THROUGH THE GROUP'S BANKING ACTIVITIES AND DIRECTLY TO BUSINESSES, INSTITUTIONAL CLIENTS AND EXTERNAL DISTRIBUTORS. DANSKE CAPITAL SUPPORTS THE ADVISORY AND ASSET MANAGEMENT ACTIVITIES OF THE GROUP'S BANKING ACTIVITIES AND, THROUGH DANSKE BANK INTERNATIONAL IN LUXEMBOURG, DANSKE CAPITAL PROVIDES INTERNATIONAL PRIVATE BANKING SERVICES TO CLIENTS OUTSIDE THE GROUP'S HOME MARKETS. DANSKE CAPITAL IS REPRESENTED IN DENMARK, SWEDEN, NORWAY, FINLAND, ESTONIA, LITHUANIA AND LUXEMBOURG.

DANSKE CAPITAL

Profit before credit loss expenses increased 2% to DKr1,063m, against DKr1,041m in 2006.

The market in 2007

Danske Capital maintained its position on the Nordic asset management market in 2007. Danske Capital's market share of unit trust business in the Nordic countries was 11% at the end of 2007. Danske Capital held its strongest market positions in Denmark and Finland, with a market share of 33% and 19%, respectively.

Danske Capital's activities

Net sales totalled DKr10.0bn, with DKr4.7bn coming from products managed by Danske Capital's Asset Management unit. Sales of structured products amounted to DKr3.7bn in 2007, while sales of investment products offered by external providers totalled DKr1.6bn, reflecting the Group's aim of providing the best investment products.

ASSETS UNDER MANAGEMENT	DKr bn 2007	DKr bn 2006	Share (%) 2007	Share (%) 2006
Equities	194	183	31	29
Private equity	11	11	2	2
Bonds	410	429	66	67
Cash	8	11	1	2
Total	623	634	100	100

BREAKDOWN BY INVESTOR	DKr bn 2007	DKr bn 2006	Share (%) 2007	Share (%) 2006
Life insurance	242	256	39	41
Unit trusts - retail	197	196	32	31
Pooled schemes	46	46	7	7
Institutions, incl. unit trusts	138	136	22	21
Total	623	634	100	100

The net sales of Danske Capital's Asset Management unit totalled DKr4.7bn and consisted of net sales to institutional clients of DKr7.3bn and net negative sales to retail customers of DKr2.6bn. The rise in sales to institutional clients reflects an increase in sales of equity-based products and solution products.

Flexinvest Fri, launched in October 2006, had net sales of DKr13.2bn in 2007, lifting its total capital invested to DKr15.8bn at the end of 2007.

Income

Danske Capital's income rose 9% to DKr1,961m, primarily as a result of an increase in revenue from the Asset Management unit. The non-Danish units accounted for 59% of total income.

Performance fees amounted to DKr44m in 2007, against DKr129m in 2006.

Operating expenses

Excluding amortisation of intangible assets, operating expenses grew 14%. This increase was due mainly to the expansion of activities outside Denmark, the hiring of staff and the increase in performance-based compensation.

Investment performance

In spite of turbulent securities markets, Danske Capital made satisfactory returns on investments in 2007. The unit trust business saw above-benchmark returns in 54% of the funds marketed in Denmark and internationally. In particular, eastern European and European shares delivered good returns. The returns on bond-based products were generally close to their benchmarks.

For a number of years, Danske Capital has generated satisfactory investment results, mainly because of its increased focus on the Group's principal markets combined with the outsourcing of products related to other markets.





"Danske Capital was able to achieve a satisfactory result despite turbulence in the financial markets."

NIELS-ULRIK MOUSTEN / HEAD OF DANSKE CAPITAL

DANSKE CAPITAL (DKr m)	2007	2006	Index
Total income	1,961	1,800	109
Amortisation of intangible assets	34	-	-
Other operating expenses	864	759	114
Operating expenses	898	759	118
Profit before credit loss expenses	1,063	1,041	102
Credit loss expenses	-2	-178	-
Profit before tax	1,065	1,219	87
Loans and advances, end of year	27,197	22,816	119
Deposits, end of year	8,836	8,109	109
Risk-weighted items (avg.)	13,289	9,981	133
Allocated capital (avg.)	731	649	113
Cost/income ratio, %	45.8	42.2	
Cost/income ratio, excl. amortisation of intangible assets, %	44.1	42.2	
Assets under management, DKr bn	623	634	98

Comparative figures include the Sampo Bank group as of February 2006.

Awards

In a customer survey conducted by Prospera Research AB in 2007, Danske Capital won first place among asset managers on the Danish market. In the survey, Danske Capital came in third on the Swedish market.

Outlook for 2008

Danske Capital expects the positive trend in its business to continue in 2008.

The focusing strategy pursued by the Asset Management unit in recent years – together with the integration of Danske Capital Finland – has strengthened Danske Capital's position on the Nordic and eastern European markets. In 2008, Danske Capital will sell more products through third-party distributors than in 2007. This will take place on markets where the Group is not represented. An increased focus on the sale of private banking services through Danske Bank International in Luxembourg is expected to have a positive effect on income in 2008.



EMPLOYEES	INCOME	TOTAL PREMIUMS
960	DKr1,118m	DKr18,940m

DANICA PENSION ENCOMPASSES THE DANSKE BANK GROUP'S ACTIVITIES IN THE LIFE INSURANCE AND PENSIONS MARKET. DANICA PENSION TARGETS BOTH PERSONAL AND CORPORATE CUSTOMERS. PRODUCTS ARE MARKETED THROUGH A RANGE OF DISTRIBUTION CHANNELS WITHIN THE DANSKE BANK GROUP, PRIMARILY BANKING ACTIVITIES' OUTLETS AND DANICA PENSION'S INSURANCE BROKERS AND ADVISERS. DANICA OFFERS TWO MARKET-BASED PRODUCTS, DANICA BALANCE AND DANICA LINK. THESE PRODUCTS ALLOW CUSTOMERS TO SELECT THEIR OWN INVESTMENT PROFILE, AND THE RETURN ON SAVINGS DEPENDS ON MARKET TRENDS. FURTHERMORE, DANICA PENSION OFFERS DANICA TRADITIONEL. THIS PRODUCT DOES NOT OFFER INDIVIDUAL INVESTMENT PROFILES, AND DANICA PENSION SETS THE RATE OF INTEREST ON POLICYHOLDERS' SAVINGS.

DANICA PENSION

The trend in business activities was satisfactory in 2007, with an increase in premiums for market-based products of 21%, while premiums for *Danica Traditionel* fell 6%. Total premiums, including premiums for investment contracts, rose 4% to DKr18.9bn.

Market-based products accounted for 58% of new business in 2007. Nearly 100,000 customers had opted for market-based products at the end of 2007.

The market in 2007

In 2007, Danica maintained its position as the leading supplier of life and pension products on the Danish market. During the year, Danica further lowered the fees for *Danica Balance*, *Danica Link* and *Danica Traditionel*. The great success of the market-based products and a continuation of tight cost control were the main reasons for the lower fees.

Demand for health care insurance from businesses and employees is rising, and with some 131,000 customers, Danica is the leading supplier of health care insurance in Denmark.

Earnings

Net income from insurance business declined 17% to DKr1,118m in 2007. The decline was due mainly to rising interest rates and also to the raising of subordinated loan capital at the end of 2006. Excluding the return on investments and the financing result, net income from insurance business rose 6% to DKr934m, and net income as a percentage of allocated capital grew from 18.5 to 22.9.

The risk allowance, which is calculated as a share of technical provisions, remained at the 2006 level.

Unit-linked business improved in comparison with the 2006 result.

The health and accident result remained negative. The claims ratio for Danica Pension's Danish activities improved in 2007, but the combined ratio remained above 100%.

More information about Danica Pension's profit policy and consolidation in the accounts of the Danske Bank Group is available on the Group's Web site.



"Market-oriented products, further reductions in fees and shorter processing times make it attractive for customers to choose Danica Pension."

HENRIK RAMLAU-HANSEN / CHIEF EXECUTIVE OFFICER OF DANICA

DANICA PENSION (DKr m)	2007	2006	Index
Share of technical provisions, etc.	1,040	1,037	100
Unit-linked business	6	-53	-
Health and accident business	-112	-101	-
Return on investments	710	772	92
Financing result	-526	-300	-
Net income from insurance business	1,118	1,355	83
Premiums, insurance contracts	17,135	16,232	106
Premiums, investment contracts	1,805	2,014	90
Technical provisions (avg.)	177,794	176,757	101
Allocated capital (avg.)	4,885	7,310	67
Net income as % of allocated capital	22.9	18.5	

Danica's non-Danish activities

In Sweden, Danica Pension recorded growth in regular premiums, whereas single premiums fell as a result of amendments to the Swedish tax regulations to limit the tax deductibility of pension scheme contributions. Total premiums amounted to DKr1.3bn, against DKr1.6bn in 2006.

At the end of 2007, the Swedish operations were transferred from customer funds at Danica Pension to shareholders' equity. The transfer was recognised at its carrying amount plus goodwill of DKr400m and resulted in a decline in Danica Pension's shareholders' equity of DKr0.3bn after tax and an increase in the collective bonus potential of DKr0.4bn.

In Norway, Danica's business volume grew 16%, generating premium income of DKr0.6bn.

In 2007, Danica Pension established a company in the Republic of Ireland. The concession application has been submitted, and Danica Pension expects its new unit to begin sales activities in the first half of 2008.

Investment return

Danica Balance customers with a 75% equity allocation and a medium risk profile saw a return on savings of 2.8% in 2007, against 10.5% in 2006. *Danica Link* customers who chose *Danica Valg* with a medium risk profile received a return of 2.3%, against 5.3% in 2006.

The return on customer funds invested in *Danica Traditionel* was 1.1%, against 2.9% in 2006. The rise in interest rates caused Danica Pension's obligations to fall, allowing a reversal of some of the technical provisions previously made. The return on customer funds, including reversed provisions, stood at 4.4%. Given the market conditions and the chosen risk profile, the return was satisfactory.

DANSKE TOTALPENSION

In November 2007, Danica Pension launched a major pension campaign in close co-operation with Danske Bank.



The value of Danica's index-linked bonds fell about DKr1.3bn as a result of an amendment to the Danish Act on taxation of pension returns. The fall reduced the investment return by about 0.7%. In connection with the adoption of the amendment, certain policyholders were awarded financial compensation paid by the government for the change in the taxation of index-linked bonds and property. This compensation will be disbursed in 2008 in the form of an addition of about 1% to the interest rate added to their savings. The compensation has not been included in the 2007 result.

CUSTOMER FUNDS - DANICA TRADITIONEL	Share (%)		Return (%)	
Holdings and returns	2007	2006	2007	2006
Real property	10	9	10.9	19.5
Bonds, etc.	66	68	-1.8	-2.1
Equities	24	23	5.7	15.0
Total	100	100	1.1	2.9

At the end of 2007, collective bonus potential amounted to DKr13.5bn, and the excess capital base totalled DKr12.8bn. This provided a high degree of protection for customer savings. A 30% fall in equity prices would have reduced the collective bonus potential by DKr10.9bn and shareholders' equity by DKr1.0bn. A decline in interest rates of 1.0 percentage point would have increased the bonus potential by DKr5.1bn and shareholders' equity by DKr0.1bn. In 2007, Standard & Poor's confirmed Danica's AA- rating, keeping Danica among the highest rated pension companies in the Nordic region.

Outlook for 2008

The favourable trend in premiums for market-based products is expected to continue in 2008. Premiums are also expected to rise again in Sweden. From January 1, 2008, and until further notice, Danica Pension will apply a rate of interest on policyholders' savings of 5.5% after tax in 2008. In 2007, the rate was 4.5% after tax.

Net income from insurance business will depend on developments in the financial markets. With unchanged interest rates and a positive return on equity investments, it will be possible to book the risk allowance in full.


PRE TAX LOSS
DKr1,701m

OTHER AREAS ENCOMPASSES UNALLOCATED COST OF CAPITAL, EXPENSES FOR THE GROUP'S SUPPORT FUNCTIONS AND REAL PROPERTY ACTIVITIES. THE AREA ALSO INCLUDES THE ELIMINATION OF RETURNS ON OWN SHARES.



OTHER AREAS (DKr m)	2007	2006	Index
Net interest income	-1,586	-927	-
Net fee income	-381	-213	-
Net trading income	239	-249	-
Other income	491	693	-
Total income	-1,237	-696	-
Integration expenses	-	-	-
Other operating expenses	464	-7	-
Operating expenses	464	-7	-
Profit before credit loss expenses	-1,701	-689	-
Credit loss expenses	-	-1	
Profit before tax	-1,701	-688	

PROFIT BEFORE TAX (DKr m)	2007	2006	Index
Cost of capital	-1,891	-960	-
Own shares	278	-240	-
Real property	223	588	-
Others	-311	-76	-
Total Other Areas	-1,701	-688	-

Comparative figures include the Sampo Bank group as of February 2006.

The pre-tax result of Other Areas amounted to a loss of DKr1,701m, against a loss of DKr688m in 2006.

The increase in the cost of capital was attributable to the acquisition of Sampo Bank. The hedging of the credit risk on a portfolio of mortgage loans by credit default swaps adversely affected net fee income by DKr378m in 2007 and DKr86m in 2006.

The financial turbulence in the second half of 2007 resulted in generally higher funding costs. The turbulence led to an estimated increase in costs of around DKr150m.

In 2007, the elimination of returns on own shares generated an income of DKr278m because of the decline in the price of Danske Bank shares. In the same period a year ago, the Group expensed DKr240m for the elimination of returns on own shares.

Furthermore, the decrease in the result reflects the value adjustment of real property.

The decline in Others was owing mainly to expenses incurred in 2007 which related to a reduction of the risk profile of the Group's non-Danish pension funds as well as to the closure of the Group's Norwegian pension fund, which made a positive contribution in 2006.

62 Income statement
63 Balance sheet
64 Statement of capital
67 Cash flow statement
68 Notes
68 1 Significant accounting policies
80 2 Business segmentation
84 3 Net interest and net trading income
85 4 Fee income and fee expenses
85 5 Other income
85 6 Net premiums
86 7 Net insurance benefits
86 8 Staff costs and adm. expenses
93 9 Audit fees
93 10 Amortisation and depreciation
93 11 Credit loss expenses
93 12 Total tax charge for the year
94 13 Cash in hand, etc.
94 14 Due from credit institutions and central banks
95 15 Trading portfolio
97 16 Financial investment securities
97 17 Assets held for sale
98 18 Bank loans and advances
98 19 Mortgage loans, etc.
99 20 Pooled schemes and unit-linked investment contracts
99 21 Assets under insurance contracts
102 22 Holdings in associated undertakings
103 23 Intangible assets
105 24 Investment property
106 25 Tangible assets
107 26 Other assets
107 27 Due to credit institutions and central banks



107 28 Deposits
107 29 Liabilities under insurance contracts
107 30 Deferred tax
108 31 Other liabilities
109 32 Subordinated debt
111 33 Pension plans
113 34 Contingent liabilities
114 35 Assets deposited as collateral
114 36 Leasing
116 37 Acquisition of subsidiary undertakings
119 38 Related parties
120 39 Fair value information
123 Group holdings and undertakings
124 Definitions of key financial ratios
125 Risk management
125 Risk exposure
125 Capital base
126 Credit risk
140 Market risk
142 Liquidity risk
145 Insurance risk
147 Pension risk
148 Operational risk
148 Business risk
166 Statement by the management
167 Audit reports
169 Board of Directors
171 Executive Board



INCOME STATEMENT – DANSKE BANK GROUP

Note	(DKr m)	2007	2006
3	Interest income	133,767	106,724
3	Interest expense	101,209	80,626
	Net interest income	32,558	26,098
4	Fee income	12,431	9,616
4	Fee expenses	3,553	2,531
3	Net trading income	5,959	6,758
5	Other income	4,845	5,412
6	Net premiums	17,089	16,182
7	Net insurance benefits	23,523	23,641
	Income from associated undertakings	285	389
	Profit on sale of associated and subsidiary undertakings	-	157
8	Staff costs and administrative expenses	22,564	18,095
10	Amortisation and depreciation	3,534	2,344
11	Credit loss expenses	687	-496
	Profit before tax	19,306	18,497
12	Tax	4,436	4,952
	Net profit for the year	14,870	13,545
	Portion attributable to:		
	Shareholders of the Parent Company	14,813	13,557
	Minority interests	57	-12
	Net profit for the year	14,870	13,545
	Net profit for the year per share, DKr	21.7	21.5
	Diluted net profit for the year per share, DKr	21.6	21.4
	Proposed dividend per share, DKr	8.50	7.75

BALANCE SHEET - DANSKE BANK GROUP

Note	(DKr m)	2007	2006
	ASSETS		
13	Cash in hand and demand deposits with central banks	13,861	12,319
14	Due from credit institutions and central banks	345,959	275,268
15	Trading portfolio assets	652,137	490,954
16	Financial investment securities	37,651	26,338
17	Assets held for sale	59	1,796
18	Bank loans and advances	1,360,413	1,054,322
19	Mortgage loans	627,809	602,584
20	Assets under pooled schemes and unit-linked investment contracts	40,758	39,602
21	Assets under insurance contracts	190,223	194,302
22	Holdings in associated undertakings	1,128	971
23	Intangible assets	29,296	7,384
24	Investment property	4,904	3,914
25	Tangible assets	9,312	7,854
	Current tax assets	690	63
30	Deferred tax assets	635	440
26	Other assets	34,695	21,250
	Total assets	3,349,530	2,739,361
	LIABILITIES		
27	Due to credit institutions and central banks	677,355	564,549
15	Trading portfolio liabilities	331,547	236,524
17	Liabilities held for sale	-	888
28	Deposits	923,995	702,943
19	Issued mortgage bonds	518,693	484,217
20	Deposits under pooled schemes and unit-linked investment contracts	50,260	46,983
29	Liabilities under insurance contracts	213,419	215,793
	Other issued bonds	402,391	293,736
	Current tax liabilities	1,142	517
30	Deferred tax liabilities	3,397	1,889
31	Other liabilities	63,951	47,199
32	Subordinated debt	59,025	48,951
	Total liabilities	3,245,175	2,644,189
	SHAREHOLDERS' EQUITY		
	Share capital	6,988	6,988
	Foreign currency translation reserve	-30	9
	Proposed dividends	5,940	5,416
	Profit brought forward	91,325	82,713
	Shareholders of the Parent Company	104,223	95,126
	Minority interests	132	46
	Total shareholders' equity	104,355	95,172
	Total liabilities and equity	3,349,530	2,739,361

STATEMENT OF CAPITAL – DANSKE BANK GROUP

(DKr m)

Changes in shareholders' equity	Shareholders of the Parent Company						
	Share capital	Foreign currency translation reserve	Proposed dividends	Profit brought forward	Total	Minority interests	Total
Shareholders' equity at January 1, 2007	6,988	9	5,416	82,713	95,126	46	95,172
Translation of foreign units	-	-767	-	-	-767	-	-767
Foreign unit hedges	-	728	-	-	728	-	728
Transfer to collective bonus under insurance contracts	-	-	-	-400	-400	-	-400
Tax on entries on shareholders' equity	-	-	-	196	196	-	196
Net gains not recognised in the income statement	-	-39	-	-204	-243	-	-243
Net profit for the year	-	-	-	14,813	14,813	57	14,870
Total income	-	-39	-	14,609	14,570	57	14,627
Dividends paid	-		-5,416	100	-5,316		-5,316
Proposed dividends	-		5,940	-5,940	-		-
Acquisition of own shares	-		-	-33,459	-33,459		-33,459
Sale of own shares	-		-	33,132	33,132		33,132
Share-based payment	-		-	170	170		170
Addition of minority interests	-	-	-	-	-	29	29
Shareholders' equity at December 31, 2007	6,988	-30	5,940	91,325	104,223	132	104,355
Shareholders' equity at January 1, 2006	6,383	-12	6,383	61,709	74,463	47	74,510
Adjustment of accounting policies for unit-linked insurance contracts	-	-	-	-421	-421	-	-421
Adjusted shareholders' equity at January 1, 2006	6,383	-12	6,383	61,288	74,042	47	74,089
Translation of foreign units	-	171	-	-	171	-	171
Foreign unit hedges	-	-150	-	-	-150	-	-150
Tax on entries on shareholders' equity	-	-	-	-18	-18	-	-18
Net gains not recognised in the income statement	-	21	-	-18	3	-	3
Net profit for the year	-	-	-	13,557	13,557	-12	13,545
Total income	-	21	-	13,539	13,560	-12	13,548
Dividends paid	-	-	-6,383	129	-6,254	-	-6,254
Proposed dividends	-	-	5,416	-5,416	-	-	-
Increase in share capital	605	-	-	14,066	14,671	11	14,682
Expenses for increase in share capital	-	-	-	-132	-132	-	-132
Acquisition of own shares	-	-	-	-19,926	-19,926	-	-19,926
Sale of own shares	-	-	-	19,001	19,001	-	19,001
Share-based payment	-	-	-	164	164	-	164
Shareholders' equity at December 31, 2006	6,988	9	5,416	82,713	95,126	46	95,172

STATEMENT OF CAPITAL – DANSKE BANK GROUP

(DKr m)	2007	2006
Net profit for the year per share		
Net profit for the year	14,813	13,545
Average number of shares outstanding	683,990,019	631,445,484
Number of dilutive shares issued for share-based payment	881,271	1,262,877
Average number of shares outstanding, diluted	684,871,290	632,708,361
Net profit for the year per share, DKr	21.7	21.5
Diluted net profit for the year per share, DKr	21.6	21.4

The share capital is made up of shares of a nominal value of DKr10 each. All shares carry the same rights; there is thus only one class of shares.

Number of shares outstanding		
Issued shares at January 1	698,804,276	638,304,276
Increase in share capital	-	60,500,000
Issued shares at December 31	698,804,276	698,804,276
Group's holding of own shares	15,201,026	14,517,477
Shares outstanding at December 31	683,603,250	684,286,799

Holding of own shares	Number 2007	Number 2006	Value 2007	Value 2006
Trading portfolio	8,820,904	8,043,661	2,009	2,174
Investment on behalf of customers	6,380,122	6,473,816	1,273	1,624
Total	15,201,026	14,517,477	3,282	3,798

	Trading portfolio	Investment on behalf of customers	Total 2007	Total 2006
Holding at January 1	2,174	1,624	3,798	2,575
Acquisition of own shares	33,348	111	33,459	19,926
Sale of own shares	33,003	129	33,132	19,001
Value adjustment	-510	-333	-843	298
Holding at December 31	2,009	1,273	3,282	3,798

STATEMENT OF CAPITAL – DANSKE BANK GROUP

(DKr m)	2007	2006
Solvency		
Shareholders' equity	104,355	95,172
Revaluation of domicile property	1,873	1,342
Pension obligations at fair value	381	34
Tax effect	-101	8
Minority interests	3,017	3,001
Shareholders' equity according to the rules of the Danish FSA	109,525	99,557
Proposed dividends	-5,940	-5,416
Intangible assets of banking business	-29,411	-7,504
Deferred tax assets	-499	-617
Deferred tax on intangible assets	1,464	167
Revaluation of real property	-1,602	-988
Core (tier 1) capital, excluding hybrid core capital	73,537	85,199
Hybrid core capital	12,977	11,419
Statutory deduction for insurance subsidiaries	-2,230	-
Other statutory deductions	-18	-
Core (tier 1) capital	84,266	96,618
Subordinated debt, excluding hybrid core capital	34,714	34,707
Hybrid core capital	3,477	-
Revaluation of real property	1,602	988
Statutory deduction for insurance subsidiaries	-2,230	-4,297
Other statutory deductions	-18	-37
Capital base	121,811	127,979
Risk-weighted items		
Not included in trading portfolio	1,211,438	1,047,353
With market risk in trading portfolio	101,468	71,637
Total risk-weighted items	1,312,906	1,118,990
Core (tier 1) capital ratio, excluding hybrid core capital, %	5.60	7.61
Core (tier 1) capital ratio, %	6.42	8.63
Solvency ratio, %	9.28	11.44

Solvency for 2006 is calculated in accordance with the rules of the Danish FSA in force at that time.

CASH FLOW STATEMENT – DANSKE BANK GROUP

(DKr m)	2007	2006
Cash flow from operations		
Profit before tax	19,306	18,497
Adjustment for non-liquid items in the income statement		
Adjustment of income from associated undertakings	-285	-389
Amortisation and impairment of intangible assets	1,643	813
Depreciation and impairment of tangible assets	1,712	1,340
Credit loss expenses	687	-496
Tax paid	-4,318	-4,783
Other non-cash items	759	1,589
Total	19,504	16,571
Cash flow from operating capital		
Cash in hand and demand deposits with central banks	109,683	81,539
Trading portfolio	-55,495	-21,951
Other financial instruments at fair value	-10,312	2,374
Assets held for sale	1,738	-1,796
Bank loans and advances	-148,399	-224,223
Mortgage loans	-25,225	-33,492
Deposits	129,105	71,759
Liabilities held for sale	-888	888
Issued mortgage bonds	34,476	45,542
Assets/liabilities under insurance contracts	1,705	-2,494
Other assets/liabilities	44,755	45,366
Cash flow from operations	100,647	-19,917
Cash flow from investing activities		
Acquisition of subsidiary undertakings and other business units	-19,579	-59
Sale of subsidiary undertakings and other business units	-	157
Acquisition of own shares	-33,459	-19,926
Sale of own shares	33,302	19,165
Acquisition of intangible assets	-642	-471
Acquisition of tangible assets	-3,629	-2,234
Sale of tangible assets	58	505
Cash flow from investing activities	-23,949	-2,863
Cash flow from financing activities		
Increase in subordinated debt and hybrid core capital	5,555	8,534
Repayment of subordinated debt and hybrid core capital	-3,306	-1,897
Dividends	-5,316	-6,254
Increase in share capital	-	14,539
Change in minority interests	86	-1
Cash flow from financing activities	-2,981	14,921
Cash and cash equivalents, beginning of year	264,610	272,469
Change in cash and cash equivalents	62,447	-7,859
Acquisition/sale of business units	11,270	-
Cash and cash equivalents, end of year	338,327	264,610
Cash and cash equivalents, end of year		
Cash in hand and demand deposits with central banks	13,861	12,319
Deposits with credit institutions and central banks with terms shorter than 3 months	324,466	252,291
Total	338,327	264,610

Note

1 **Significant accounting policies**

General
The Danske Bank Group presents its consolidated accounts in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and approved by the EU and with relevant interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC). Furthermore, the consolidated accounts comply with the requirements for annual reports formulated by the Copenhagen Stock Exchange and the Danish FSA.

The Group has not changed its significant accounting policies from those followed in the Annual Report for 2006.

Critical accounting estimates
The preparation of the consolidated accounts is based on a number of estimates and assessments of future events that will significantly affect the carrying amounts of assets and liabilities. The amounts most influenced by critical estimates and assessments are

- the fair value of financial instruments
- impairment charges for loans and advances
- impairment charges for goodwill
- the value of liabilities under insurance contracts
- the value of defined benefit plans.

The estimates and assessments are based on assumptions that the management finds reasonable but which are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and unexpected future events or situations may occur. Therefore, such estimates and assessments are difficult to make and will always entail uncertainty, even under stable macroeconomic conditions, when they involve transactions with customers and other counterparties.

Fair value of financial instruments
Valuations of financial instruments for which prices are quoted or which are based on generally accepted models with observable market data are not subject to material estimates.

Valuations of financial instruments that are only to a limited extent based on observable market data are subject to estimates. This is the case for unlisted shares. Note 39 provides more details on this.

Valuation of loans and advances
Impairment charges are set aside for loans and advances to account for impairment of loans occurred after the initial recognition. Impairment charges are based on a combination of individual and collective impairments and are subject to a number of estimates, which include assessments of the loans or portfolios of loans that are impaired, expected future cash flows and the value of collateral. The notes on risk management provide more details of impairment on loans and advances.

Valuation of goodwill
Goodwill on acquisition is tested for impairment once a year. Impairment testing requires that the management estimate future cash flows of acquired units. A number of factors affect such cash flows, including technological developments, customer behaviour and competition. Impairment charges for goodwill were not required in 2007. See note 23 for more information about the impairment test made.

Liabilities under insurance contracts
The calculation of liabilities under insurance contracts is based on a number of actuarial computations, which rely on assumptions about a number of variables, including mortality and disability. These assumptions are based on the portfolio in Danica. The liabilities are also affected by the discount rate. See the sensitivity analysis in the risk management notes.

Valuation of defined benefit plans
The calculation of the net liability under defined benefit pension plans is based on actuarial calculations made by external actuaries. These calculations rely on a number of assumptions, including discount and mortality rates, salary increases and expected returns on assets. Note 33 explains these assumptions.

Consolidation
Subsidiary undertakings
The consolidated accounts comprise Danske Bank A/S and subsidiary undertakings in which the Group has control over financial and operating policy decisions. Control is said to exist if Danske Bank A/S, directly or indirectly, holds more than half of the voting rights in an undertaking or otherwise has power to control management and operating policy decisions, provided that most of the return on the undertaking accrues to the Group and that the Group assumes most of the risk. Control may be exercised through agreements about the company's activities whereby Danske Bank controls the company's operational decisions. Potential voting rights that are exercisable on the balance sheet date are included in the assessment of whether Danske Bank A/S controls a subsidiary.

The consolidated accounts are prepared by consolidating items of the same nature and eliminating intra-group transactions, accounts, and trading profits and losses.

Undertakings acquired are included in the accounts at the date of acquisition.

Note

The net assets of such undertakings, i.e. assets, including identifiable intangible assets, less liabilities and contingent liabilities, are included in the accounts at their fair value on the date of acquisition using the purchase method.

If the cost of acquisition, including direct transaction costs, exceeds the fair value of the net assets of the undertaking acquired, the excess amount is recognised as goodwill. Goodwill is recognised using the functional currency of the undertaking acquired. If the fair value of the net assets exceeds the cost of acquisition (negative goodwill), the excess amount is recognised as income at the date of acquisition.

Divested undertakings are included in the accounts until the transfer date.

Associated undertakings

Associated undertakings are businesses, other than subsidiary undertakings, in which the Group has holdings and significant influence but not control. The Group generally classifies undertakings as associated undertakings if Danske Bank A/S, directly or indirectly, holds 20-50% of the voting rights.

Holdings are recognised at cost at the time of acquisition and are subsequently presented using the equity method. The proportionate share of the net profit or loss of the individual undertaking is included under Income from associated undertakings and based on data from accounts with balance sheet dates not earlier than three months before the balance sheet date of the Group.

The proportionate share of the profit and loss on transactions between associated undertakings and subsidiary undertakings of the Danske Bank Group is eliminated.

Accounting policies for holdings in associated undertakings related to insurance contracts are stated below.

Segment reporting

The accounts break down information by business segment, the primary segment reporting format of the Group, and by geographical segment, the secondary segment reporting format of the Group. Segment reporting complies with the accounting policies of the Group.

Intra-segment transactions are settled at market prices. Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions, are charged to the business segments in accordance with their estimated proportionate share of overall activities or at market prices, if available.

Segment assets and liabilities are those assets and liabilities that are used to maintain the operating activities of a segment or have come into existence as a result of such activities and that are either directly attributable to or may reasonably be allocated to a segment. A calculated share of shareholders' equity is allocated to each segment. Other assets and liabilities are recognised in the Others segment.

Offsetting

Amounts due to and from the Group are offset when the Group has a legally enforceable right to set off a recognised amount and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Translation of transactions in foreign currency

The presentation currency of the consolidated accounts is Danish kroner. The functional currency of each of the Group's units is the currency of the country in which the unit is domiciled, as most income and expenses are recognised in the currency of that country.

Transactions in foreign currency are translated at the exchange rate of the functional currency at the transaction date. Gains and losses on exchange rate differences arising between the transaction date and the settlement date are recognised in the income statement.

Monetary assets and liabilities in foreign currency are translated at the exchange rates prevailing at the balance sheet date. Exchange rate adjustments of monetary assets and liabilities arising as a result of differences in the exchange rates applying at the transaction date and at the balance sheet date are recognised in the income statement.

Non-monetary assets and liabilities in foreign currency that are subsequently revalued at fair value are translated at the exchange rates applying at the date of revaluation. Exchange rate adjustments are included in the revaluation of the fair value of an asset or liability. Other non-monetary items in foreign currency are translated at the exchange rates applying at the date of transaction.

Translation of foreign units

Assets and liabilities of non-Danish units are translated into Danish kroner at the exchange rates applying at the balance sheet date. Income and expenses are translated at the exchange rates applying at the date of transaction. Exchange rate gains and losses arising at the translation of net investments in foreign units are recognised directly in shareholders' equity. Net investments include the net assets and goodwill of the units as well as holdings in foreign units in the form of subordinated loan capital. Exchange rate adjustments of financial liabilities to hedge net investments in foreign units are also recognised directly in shareholders' equity.

Note

Financial instruments – general
Purchases and sales of financial instruments are measured at their fair value at the settlement date, which is usually the same as the transaction price. Changes in the value of financial instruments are recognised up to the settlement date.

Classification
At initial recognition, financial assets are divided into the following four categories:

- trading portfolio measured at fair value
- loans and advances measured at amortised cost
- held-to-maturity investments measured at amortised cost
- financial assets designated at fair value with value adjustment through profit and loss

At initial recognition, financial liabilities are divided into the following three categories:

- trading portfolio measured at fair value
- financial liabilities designated at fair value with value adjustment through profit and loss
- other financial liabilities measured at amortised cost

Fair value option – Financial assets and liabilities designated at fair value through profit and loss
Mortgage lending and issued mortgage bonds
Mortgage loans granted under Danish mortgage finance law are funded by issuing listed mortgage bonds on identical terms. Borrowers may repay such mortgage loans by delivering the underlying bonds.

The Group buys and sells own mortgage bonds on an ongoing basis because such securities play an important role in the Danish financial market. If mortgage loans and issued mortgage bonds were valued at amortised cost, the purchase and sale of own mortgage bonds would mean that significant timing differences in profit and loss recognition would occur: The purchase price of the mortgage bond portfolio would not equal the amortised cost of the issued bonds. Moreover, elimination would result in recognition of an arbitrary effect on profit and loss, which would require excessive resources to calculate. If the Group subsequently decided to sell its holding of own mortgage bonds, the new amortised cost of this "new issue" would not equal the amortised cost of the matching mortgage loans, and the difference would be amortised over the remaining term to maturity.

Consequently, the Group has chosen to recognise both mortgage loans and issued mortgage bonds at fair value in accordance with the fair value option offered by IAS 39 to ensure that neither profit nor loss will occur on the purchase of own mortgage bonds.

The fair value of issued mortgage bonds will usually equal the market value. However, a small number of the issued bonds are illiquid, and the fair value of these bonds is calculated on the basis of a discounted cash flow model.

The fair value of mortgage loans is based on the fair value of the underlying mortgage bonds adjusted for the credit risk on customers. The fair value adjustment of mortgage loans largely equals the fair value adjustment of the mortgage bonds issued.

The fair value adjustment of mortgage loans and issued mortgage bonds is recognised under Net trading income except for the part of the adjustment that concerns the credit risk on mortgage loans, which is recognised under Credit loss expenses.

Other financial assets designated at fair value
Other financial assets designated at fair value include securities that are not classified as trading portfolio assets. These securities do not form part of the trading portfolio because no recent pattern of short-term profit-taking exists. These assets are still managed on a fair value basis. This category includes financial assets under insurance contracts, bonds quoted on an active market and shares that are not part of the trading portfolio.

Realised and unrealised capital gains and losses and dividends are recognised in the income statement under Net trading income. These financial assets are recognised on the balance sheet under Financial investment securities and Assets under insurance contracts.

Hedge accounting
The Group uses derivatives to hedge the interest rate risk on fixed-rate assets and fixed-rate liabilities carried at amortised cost except for held-to-maturity investments. Hedged risks that meet specific criteria qualify for fair value hedge accounting and are treated accordingly. The interest rate risk on the hedged assets and liabilities is recognised at fair value as a value adjustment of the hedged items.

If the hedge criteria cease to be met, the accumulated value adjustments of the hedged items are amortised over the term to maturity.

Insurance activities – general
The Group's insurance activities comprise conventional life insurance, unit-linked insurance and personal injury insurance. The computation of the Group's net income from conventional life insurance business complies with the executive order on the contribution principle issued by the Danish FSA. The financial result of Danica Pension, the parent company of the life insurance group, is calculated, in accordance with the profit policy, on the basis of the return on a separate pool of assets equal to shareholders' equity

Note

and a risk allowance determined by the technical provisions. If the realised result of Danica Pension for a given period is insufficient to allow the booking of the risk allowance, the amount will be booked in later periods when a sufficient result is realised.

The pool of assets equal to shareholders' equity is consolidated with the other assets of the Group.

Life insurance policies are divided into insurance and investment contracts. Insurance contracts are contracts that entail significant insurance risk or entitle policyholders to bonuses. Investment contracts are contracts that entail insignificant insurance risk and comprise unit-linked contracts under which the investment risk lies with the policyholder.

Insurance contracts
Insurance contracts comprises both an investment element and an insurance element, which are recognised jointly.

Life insurance provisions are recognised at their present value under Liabilities under insurance contracts.

Assets earmarked for insurance contracts are recognised as Assets under insurance contracts if most of the return on the assets accrues to the policyholders. The assets are valued in accordance with the Group's accounting policies for similar types of asset. This means that most of the assets are measured at fair value.

Contributions under insurance contracts are carried under Net premiums. Benefits disbursed under insurance contracts and the change in insurance obligations in addition to the part constituting additional provisions for benefit guarantees are recognised as Net insurance benefits. The return on earmarked assets is allocated to the relevant items in the income statement. The return to policyholders is carried under Net trading income as are changes to additional provisions for benefit guarantees.

Investment contracts
Investment contracts are recognised as financial liabilities, and consequently, contributions/benefits under investment contracts are recorded directly on the balance sheet as adjustments of liabilities. The deposits are measured at the value of the savings under Deposits under pooled schemes and unit-linked investment contracts.

Savings under unit-linked investment contracts are recognised at their fair value under Assets under Pooled schemes and unit-linked investment contracts. The return on the assets and the crediting of the amounts to account holders are recorded under Net trading income.

BALANCE SHEET

Due from credit institutions and central banks
Amounts due from credit institutions and central banks comprises amounts due from other credit institutions and time deposits with central banks. Reverse transactions, i.e. purchases of securities to be resold at a later date, are recognised as amounts due from credit institutions and central banks.

Amounts due from credit institutions and central banks are valued at amortised cost, as described under Bank loans and advances.

Trading portfolio (assets and liabilities)
The trading portfolio includes financial assets acquired and liabilities undertaken by the Group which it intends to sell or repurchase in the short term. Moreover, the trading portfolio consists of financial assets and liabilities managed collectively for which a pattern of short-term profit-taking exists. All derivatives, including separated embedded derivatives, form part of the trading portfolio.

Assets in the trading portfolio comprise the equities, bonds, loans and advances, and derivatives with positive fair value held by the Group's trading departments. Liabilities in the trading portfolio consist of derivatives with negative fair value and obligations to deliver securities.

At initial recognition, the trading portfolio is measured at fair value, excluding transaction costs. Subsequently, the portfolio is measured at fair value with value adjustments through profit and loss.

Determination of fair value
The fair value of financial assets and liabilities is measured on the basis of quoted market prices of financial instruments traded in active markets. If an active market exists, value measurement is based on the last observed market price at the balance sheet date.

If an active market does not exist, the fair value of standard and simple financial instruments, such as interest rate and currency swaps and unlisted or illiquid bonds, is measured using generally accepted valuation methods. Market-based parameters are used to measure fair value. The fair value of more complex financial instruments, such as swaptions, interest rate caps and floors, and other OTC products, is measured on the basis of internal models, many of which are based on valuation methods generally accepted within the industry.

The results of calculations made on the basis of valuation models are often estimates, because exact values cannot be determined on the basis of market observations. Consequently, other parameters, such as liquidity and counterparty risk, are sometimes added to measure fair value.

Note

Financial investment securities
Financial investment securities consists of held-to-maturity investments and other financial assets that are designated at fair value with value adjustments through profit and loss as a result of applying the fair value option.

Held-to-maturity investments
Held-to-maturity investments covers certain bonds with a quoted price in an active market held for the purpose of generating a profit until maturity. Held-to-maturity investments are measured at amortised cost.

Assets and liabilities held for sale
Assets held for sale includes tangible assets, except investment property and lease assets which, according to a publicly announced plan, are expected to be sold within twelve months. Furthermore, this item includes assets and liabilities that form part of disposal groups that are expected to be sold within twelve months.

Tangible assets are measured at the lower of their carrying amount at the time of reclassification and their net realisable value and are no longer depreciated. Other assets and liabilities are measured in accordance with the Group's general accounting policies.

Bank loans and advances
Bank loans and advances consists of loans and advances disbursed directly to borrowers and loans and advances acquired after disbursement. Loans and advances extended or acquired by the Group which it intends to resell in the short term are included in the trading portfolio. Bank loans and advances includes conventional bank loans, finance leases, mortgages, reverse transactions, except for transactions with credit institutions and central banks, and certain bonds that do not have a quoted price in an active market. Moreover, the item includes loans secured on real property, except for loans granted by Realkredit Danmark, which are carried under Mortgage loans.

At initial recognition, bank loans and advances are measured at fair value plus transaction costs and less origination fees, etc. Subsequently, they are measured at amortised cost, using the effective interest method, with the deduction of any impairment charges. The difference between initial recognition and the nominal value is amortised over the term to maturity and carried under Interest income. If fixed-rate loans and advances and amounts due are hedged efficiently by derivatives, the fair value of the hedged interest rate risk is added to the amortised cost of the assets.

Impairment
If objective evidence of impairment of a loan, an advance or an amount due exists, and the effect of the impairment event or events on the expected cash flow from the asset is reliably measurable, the Group determines the impairment loss individually. The impairment charge equals the difference between the carrying amount and the present value of the most likely future cash flow of the asset, including the realisation value of collateral. The present value of fixed-rate loans and advances is calculated at the original effective interest rate, whereas the present value of loans and advances with a variable rate of interest is calculated at the current effective interest rate.

Objective evidence of impairment of loans and advances exists if at least one of the following events has occurred:

- the borrower is experiencing significant financial difficulty
- the borrower's actions, such as default on interest or principal payments, lead to a breach of contract
- the Group, for reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the Group would not otherwise have granted
- it becomes probable that the borrower will enter bankruptcy or other financial reorganisation

Loans and advances without objective evidence of impairment are considered in an assessment of collective impairment at portfolio level. Collective impairment is calculated for groups of loans and advances with similar credit characteristics when impairment of expected future cash flows from the group has occurred after the establishment of the loans. The Group's models rely on downgrading of a customer's rating as an indicator of impairment. The facilities are divided into groups according to their current ratings.

The cash flows are specified by means of the parameters used for the calculation of solvency requirements and historical loss data adjusted for use in the accounts. The adjustment covers a loss identification period that, according to the Group's empirical data, is the same as the period from the first appearance of evidence of impairment to the determination of a loss at customer level.

Collective impairment is calculated net for each group as the difference between the carrying amount of the loans and advances of the portfolio and the present value of expected future cash flows.

If the Group becomes aware that, at the balance sheet date, deteriorations or improvements have occurred which are not fully reflected in the assessments based on the models, the impairment charge is adjusted.

Impairment charges are booked in an allowance account and offset against loans and advances. Changes in the allowance account are recorded under Credit loss expenses in the income statement. If subsequent events show that the impairment is not of a permanent nature, the charge is reversed via Credit loss expenses.

Note

Loans and advances that are considered uncollectible are written off. Write-offs are debited to the allowance account. Loans and advances are written off once the usual collection procedure has been completed and the loss on the individual loan or advance can be calculated.

Interest is recognised in accordance with the effective interest method on the basis of the value of the loans and advances less impairment charges.

Mortgage loans and issued mortgage bonds
At initial recognition, mortgage loans and issued mortgage bonds are measured at fair value, excluding transaction costs. Subsequently, such assets are measured at fair value.

The fair value of issued mortgage bonds is normally defined as their market value. However, a small part of the issued bonds are illiquid, and the fair value of these bonds is calculated on the basis of a discounted cash flow valuation model.

The fair value of mortgage loans is based on the fair value of the underlying mortgage bonds adjusted for the credit risk on the borrowers.

Assets and deposits under pooled schemes and unit-linked investment contracts
These items include assets and deposits under pooled schemes and unit-linked contracts defined as investment contracts.

The assets earmarked for customer savings are recognised at fair value and carried under Assets under pooled schemes and unit-linked investment contracts. Similarly, deposits made by customers are carried under Deposits under pooled schemes and unit-linked investment contracts. Deposits are recognised at the value of savings.

Holdings of shares and bonds issued by the Group are deducted from shareholders' equity or eliminated, as the case may be. Consequently, the value of Deposits under pooled schemes and unit-linked investment contracts exceeds that of Assets under pooled schemes and unit-linked investment contracts.

Assets and liabilities under insurance contracts
Assets under insurance contracts comprises assets earmarked for policyholders. The earmarking means that most of the return accrues to the policyholders. The assets, which include financial assets, investment property, tangible assets, etc., are specified in the notes. The valuation technique used matches the Group's accounting policy for similar assets. Holdings in associated undertakings are, however, carried at fair value because they form part of a venture capital activity. A few pieces of real property are jointly owned and therefore consolidated in the accounts on a pro rata basis.

Liabilities under insurance contracts consists of life insurance provisions, provisions for unit-linked insurance contracts, collective bonus potential, other technical provisions and other liabilities.

Holdings of shares and bonds issued by the Group are deducted from shareholders' equity or eliminated, as the case may be. Consequently, the value of Liabilities under insurance contracts exceeds that of Assets under insurance contracts.

Life insurance provisions
Life insurance provisions comprise obligations towards the policyholders to

- pay guaranteed benefits
- pay bonus over time on agreed premiums not yet due
- pay bonus on premiums, etc., already due.

Recognition of life insurance provisions is determined by actuarial calculations of the present value of expected benefits for each insurance contract using a zero-coupon yield curve at the balance sheet date.

These calculations rely on specific assumptions about expected future mortality and disability rates based on historical data from Danica's portfolio plus an allowance for risk.

Obligations under guaranteed benefits are calculated as the present value of current guaranteed benefits plus the present value of expected future administrative expenses less future premiums.

Provisions for unit-linked insurance contracts
Provisions are measured at fair value on the basis of the share of each contract of the assets in question and the benefits guaranteed.

Collective bonus potential
Provisions for collective bonus potential comprises policyholders' share of realised results of policies with a bonus entitlement not yet allocated to the individual policyholder.

Other technical provisions
Other technical provisions includes outstanding claims provisions, unearned premium provisions, and provisions for bonuses and premium discounts.

Other liabilities
Other liabilities includes the share of Danica Pension's other liabilities which rests with policyholders. Other liabilities are valued in accordance with the accounting policies of the Group for similar types of liability.

Note

Intangible assets

Goodwill

Goodwill arises on the acquisition of subsidiary undertakings and is calculated as the difference between the cost of an undertaking acquired and the fair value of its net assets, including contingent liabilities, at the time of acquisition. Goodwill on acquisitions made before 2002 was written off against shareholders' equity in the year of acquisition.

Goodwill on associated undertakings is carried under Holdings in associated undertakings.

Goodwill is allocated to cash-generating units at the level at which management monitors the return on its investment. Goodwill is not amortised; instead each cash-generating unit is tested for impairment at least once a year. Goodwill is written down to its recoverable amount through profit and loss if the carrying amount of the net assets of the cash-generating unit exceeds the higher of their fair value less costs to sell and their value in use, which corresponds to the present value of the future cash flows expected to be generated by each unit.

Other intangible assets

Software acquired is measured at cost, including the expenses incurred to make each software application ready for use. Software acquired is amortised over its expected useful life, which is usually three years, using the straight-line method.

Software developed by the Group is recognised if the cost of development is reliably measurable and analyses show that the future profit from using the individual software applications exceeds cost. Cost is defined as development costs incurred to make each software application ready for use. Once the software has been developed, the cost is amortised over the expected useful life, which is usually three years, using the straight-line method. Development costs consist primarily of direct remuneration and other development costs that may be attributed directly. Expenses incurred in the planning phase are not included; instead such expenses are booked when incurred. Identifiable intangible assets taken over on the acquisition of undertakings are recognised at the time of acquisition at their fair value and amortised over their expected useful lives, which are usually three years, using the straight-line method. The value of intangible assets with indefinite useful lives is not amortised, but tested for impairment at least once a year according to the principles applicable to goodwill.

Other intangible assets to be amortised are tested for impairment if indications suggest that impairment exists, and the assets are written down to their value in use.

Costs attributable to the maintenance of intangible assets are expensed in the year of maintenance.

Investment property

Investment property is real property, including real property let under operating leases, which the Group owns for the purpose of receiving rent and/or obtaining capital gains. The section on domicile property below explains the distinction between domicile and investment property.

On acquisition, investment property is recognised at cost, including transaction costs. Subsequently, the property is measured at fair value. Fair value adjustments and rental income are carried under Other income in the income statement.

The fair value is assessed by the Group's valuers at least once a year. Assessments are based on the expected return on the Group's property and on the rate of return calculated for each property. The rate of return of a property is determined on the basis of its location, type, applications, layout and condition as well as on the terms of lease agreements, rent adjustment and credit quality of the lessees.

Tangible assets

Tangible assets include domicile property, equipment, vehicles, tools, leasehold improvements and lease assets.

Domicile property

Domicile property is real property occupied by the Group's administrative departments, branches and other service units. Real property with both domicile and investment property elements is allocated proportionally to the two categories if the elements are separately sellable. If that is not the case, such real property is classified as domicile property, unless the Group occupies less than 10% of the total floorage.

Domicile property is valued at cost plus improvements and less depreciation and impairment charges. The straight-line depreciation of the property is based on the expected scrap value and an estimated useful life of 20 to 50 years. Real property held under long-term leases is depreciated on a progressive scale.

Investment property which becomes domicile property because the Group starts using it for its own activities is recognised at cost corresponding to the fair value at the time of reclassification. Domicile property which becomes investment property is revalued at its fair value at the time of reclassification. Any revaluation of domicile property is recognised directly in shareholders' equity.

Domicile property which, according to a publicly announced plan, is expected to be sold within twelve months is carried as an asset held for sale. Real property taken over in

Note

connection with the settlement of debt is recognised under Other assets.

Equipment, vehicles, tools and leasehold improvements
Equipment, vehicles, tools and leasehold improvements are recognised at cost less depreciation and impairment. Assets are depreciated over their expected useful lives, which are usually three years, using the straight-line method. Leasehold improvements are depreciated over the term of the lease, with a maximum of ten years.

Lease assets
Lease assets consists of assets, except real property, leased under operating leases with the Group as the lessor. They are measured using the same valuation technique as that applied by the Group to its other equipment, vehicles and tools.

Impairment
Tangible assets are tested for impairment if indications suggest that impairment exists. An impaired asset is written down to its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Other assets
Other assets includes interest and commissions due, prepayments and tangible assets taken over under non-performing loan agreements. Assets taken over are carried at the lower of their cost and net realisable value, i.e. their fair value less expected costs to sell.

The Group has entered into credit default swaps (CDS) to hedge the credit risk of a portfolio of mortgage loans. The swaps do not comply with the accounting definition of derivatives and are therefore treated as acquired guarantees. Prepaid guarantee premiums are recognised under Other assets. Future payments that are likely to be received are carried as amounts due at present value.

Amounts due to credit institutions and central banks/Deposits
Amounts due to credit institutions and central banks and Deposits include amounts received under repo transactions, i.e. sales of securities to be repurchased at a later date.

Amounts due to credit institutions and central banks and Deposits are measured at amortised cost to which is added the fair value of the hedged interest rate risk.

Other issued bonds/Subordinated debt
Other issued bonds and Subordinated debt comprise the bonds issued by the Group except issued mortgage bonds. Subordinated debt is liabilities in the form of subordinated loan capital and other capital investments which, in case of voluntary or compulsory winding-up, will not be repaid until after the claims of ordinary creditors have been met.

Other issued bonds and Subordinated debt are measured at amortised cost to which is added the fair value of the hedged interest rate risk.

The yield on some issued bonds depends on an index which is not closely linked to the financial characteristics of the bonds, for example an equity or commodity index. Such embedded derivatives are separated and carried at their fair value in the trading portfolio.

Other liabilities
Other liabilities includes accrued interest, fees and commissions that do not form part of the amortised cost of a financial instrument.

Other liabilities also includes pension obligations and provisions for other obligations, such as lawsuits and guarantees.

An obligation regarding a lawsuit is included if the lawsuit is likely to result in payment being made and if the size of the obligation may be measured reliably. The obligation is recognised at the present value of expected payments.

Pension obligations
The Group's pension obligations consist of both defined contribution and defined benefit plans for its staff. Under the defined contribution plans, the Group pays regular contributions to insurance companies and other institutions. Such payments are expensed as they are earned by the staff, and the obligations under the plans are taken over by the insurance companies and other institutions as contributions are made.

Under the defined benefit plans, the Group is under an obligation to pay defined future benefits starting at the time of retirement. The amounts payable are recognised on the basis of an actuarial assessment of the present value of expected benefits. The present value is calculated on the basis of the expected future trends in salaries and interest rates, time of retirement, mortality and other factors.

The present value of pension benefits less the fair value of pension assets is carried as a pension obligation for each plan under Other liabilities on the balance sheet. If the net amount of a defined benefit plan is positive and may be repaid to the Group or reduce its future contributions to the plan, the net amount is carried under Other assets. The discount rate is based on the market rate that applies to high-quality corporate bonds with maturities that correspond to the maturity of the pension obligations.

The difference between the expected trends in pension assets and benefits and the actual trends will result in actuarial gains or losses. Actuarial gains or losses that do not exceed the higher of 10% of the present value of benefits and 10% of the fair value of pension assets are

Note

not recognised in the income statement or on the balance sheet but form part of the corridor. If the accumulated actuarial gains or losses exceed both these threshold values, the excess amount is recognised in the income statement and in the net pension obligation over the expected remaining period of service of the staff covered by the plan.

Guarantees and irrevocable loan commitments
At initial recognition, financial guarantees and irrevocable loan commitments are recognised at the amount of the premiums received. Subsequently, guarantees are valued at the higher of the received premium amortised over the guarantee period and the provision made, if any. Provisions for guarantees and irrevocable loan commitments are recognised under Other liabilities if claims for payment under the guarantees or loan commitments seem likely and the amount payable may be reliably measured. The obligation is included at the present value of expected payments. Irrevocable loan commitments are discounted in accordance with the interest terms.

Deferred tax
Deferred tax on all temporary differences between the tax base of assets and liabilities and their carrying amounts is accounted for using the balance sheet liability method. Deferred tax is recognised on the balance sheet under Deferred tax assets and Deferred tax liabilities on the basis of current tax rates.

However, the Group does not recognise deferred tax on temporary differences between the tax base and the carrying amounts of goodwill not subject to amortisation for tax purposes and other items if temporary differences arose at the time of acquisition without effect on the net profit or taxable profit. If the tax base may be calculated according to several sets of tax regulations, deferred tax is measured in accordance with the regulations that apply to the use of the asset/settlement of the liability as planned by the management.

Tax assets arising from unused tax losses and unused tax credits are recognised to the extent that it is probable that the unused tax losses and unused tax credits can be used.

Deferred tax is measured on the basis of the tax regulations and rates that, according to the rules in force at the balance sheet date, will apply in the relevant countries at the time the deferred tax is expected to become current tax. Changes in deferred tax as a result of changes in tax rates are recognised in the income statement.

Shareholders' equity
Foreign currency translation reserve
The foreign currency translation reserve includes differences that have occurred since January 1, 2004, as a result of the translation to Danish kroner of the financial results of and net investments in foreign units from their functional currencies. Furthermore, the reserve includes exchange rate adjustments of financial liabilities to hedge net investments in non-Danish units.

If the net investment in a non-Danish unit is fully or partly realised, the translation differences arising from the unit are recognised in profit and loss.

Proposed dividends
The Board of Directors' proposal for dividends for the year submitted to the general meeting is included as a separate reserve in shareholders' equity. The dividends are recognised as a liability when the general meeting has adopted the proposal.

Own shares
Amounts received and paid for the Group's sale and purchase of Danske Bank shares are recognised directly in shareholders' equity. The same applies to premiums received and paid for derivatives with delivery of own shares.

Capital reduction by cancellation of own shares will lower the share capital by an amount corresponding to the nominal value of the shares at the time of registration of the capital reduction.

Share-based payment
Share-based payment by the Group requires delivery of Danske Bank shares. The fair value at the time of allotment is expensed as entitlement is earned and set off against shareholders' equity. At the time of exercise, payment by employees is recognised as an increase in shareholders' equity. Shares acquired for hedging purposes are set off against shareholders' equity by the amount paid in line with the principle governing other purchases of Danske Bank shares.

Minority interests
Minority interests' share of shareholders' equity corresponds to the carrying amounts of the net assets in subsidiary undertakings not owned directly or indirectly by Danske Bank A/S.

INCOME STATEMENT
Interest income and expenses
Interest income and expenses arising from interest-bearing financial instruments carried at amortised cost are recognised in the income statement using the effective interest method on the basis of the cost price of the individual financial instrument. Interest includes amortisation of fees that are an integral part of the effective yield on a financial instrument, including origination fees, and amortisation of any other differences between cost and redemption price.

Note

Interest income and expenses also include interest on financial instruments carried at fair value, but not interest on assets and deposits under pooled schemes and unit-linked investment contracts, which is recognised as Net trading income. Origination fees on mortgage loans carried at fair value are recognised as Interest income at origination.

Interest on loans and advances subject to individual impairment is recognised on the basis of the impaired value.

Fee income and expenses
Fee income and expenses are broken down into fees generated by activities and fees generated by portfolios.

Income from and expenses for services provided over a period of time, such as guarantee commissions and investment management fees, are accrued over the period. Transaction fees, such as brokerage and custody fees, are recognised on completion of the transaction.

Net trading income
Net trading income includes realised and unrealised capital gains and losses on trading portfolio assets, other securities, including securities carried under Assets under insurance contracts, mortgage loans, issued mortgage bonds, exchange rate adjustments and dividends. The effect on profit and loss of fair value hedge accounting is also recognised as Net trading income.

The return on assets under pooled schemes and unit-linked investment contracts and the addition of the return to customer accounts are also recognised as Net trading income. Moreover, the item includes the change in insurance obligations due to additional provisions for benefit guarantees and tax on pension returns.

Other income
Other income includes rental income and lease payments under operating leases, fair value adjustment of investment property and gains and losses on the sale of tangible and intangible assets.

Net premiums
Regular and single premiums on insurance contracts are included in the income statement on their due dates. Premiums on investment contracts are recognised directly on the balance sheet. Reinsurance premiums paid are deducted from premiums received.

Net insurance benefits
Net insurance benefits includes benefits disbursed under insurance contracts. The item also includes adjustments to outstanding claims provisions and life insurance provisions that do not relate to additional provisions for benefit guarantees. The benefits are recognised net of reinsurance.

Income from associated undertakings
Income from such undertakings comprises the Group's proportionate share of the net profit or loss of the individual undertakings.

Profit on sale of associated and subsidiary undertakings
The profit on sale of associated and subsidiary undertakings is the difference between the selling price and the carrying amount, including goodwill, if any, arising on holdings in associated and subsidiary undertakings that have been disposed of.

Staff costs and administrative expenses
Staff costs
Salaries and other consideration expected to be paid for work carried out during the year are expensed under Staff costs and administrative expenses. This item includes salaries, bonuses, expenses for share-based payment, holiday allowances, jubilee bonuses, pension costs and other consideration.

Bonuses and share-based payment
Bonuses are expensed as they are earned. Part of the bonuses for the year is paid in the form of equity-settled options and conditional shares. Share options may not be exercised until three years after allotment and are conditional on the employee not having resigned from the Group. Conditional shares become available three years after allotment provided that the employee has not resigned from the Group.

The fair value of share-based payment at the time of allotment is expensed over the period of service unconditionally entitling the employee to the payment. The intrinsic value of the allotment is expensed in the year when entitlement is earned, whereas the time value is accrued over the remaining service period. Expenses are set off against shareholders' equity. Subsequent changes to the fair value are not carried in the income statement.

Pension obligations
The Group's contributions to defined contribution plans are recognised in the income statement when they are earned by the employees. The Group applies the corridor method to defined benefit plans, and the income statement thus includes actuarial pension expenses (standard cost).

Credit loss expenses
Credit loss expenses includes impairment losses on and charges for loans and advances, amounts due from credit institutions and guarantees, and the fair value adjustment of the credit risk on mortgage loans.

Note

Tax
Calculated current and deferred tax on the profit for the year and subsequent adjustments of tax charges for previous years are recognised in the income statement. Income tax for the year is recognised in the income statement on the basis of the tax laws applying in the countries in which the Group operates. Tax on items recognised in shareholders' equity is charged directly.

Cash flow statement
The Group has prepared its cash flow statement using the indirect method. The statement is based on the pre-tax profit for the year and shows the cash flows from operating, investing and financing activities and the increase/decrease in cash and cash equivalents during the year.

Cash and cash equivalents consist of Cash in hand and demand deposits with central banks and Amounts due from credit institutions and central banks with original maturities shorter than three months.

Calculation of financial highlights
As shown in note 2 on business segments, the Group's financial highlights deviate from the corresponding figures in the consolidated accounts.

Income from the Danske Markets segment is recognised in the consolidated income statement under Net trading income and Net interest income. The value of each item may vary considerably from year to year, depending on the underlying transactions and changes in market conditions. The financial highlights of the Group show all income from trading activities under Net trading income.

Income and expenses arising from the Danica Pension segment are consolidated on a line-by-line basis. The return on insurance activities accruing to the Group is determined by the contribution principle which is based primarily on life insurance obligations. As the return attributable to the Group is not derived directly from the individual items in the income statement, net income from insurance business is presented on a single line in the financial highlights.

Unlike the comparative figures for 2004, figures for 2003 have not been restated to match the accounting policies introduced on the transition to IFRS on January 1, 2005. The Group's IFRS White Paper explains in detail the changes in valuation techniques and presentation of the income statement and balance sheet on the transition. The IFRS White Paper is available at www.danskebank.com/ir.

Owing to the change in the Group's capital targets, the calculation of capital allocated to the business areas is based on a rate of 5.5% as opposed to the rate of 6.5% applied before January 1, 2007. This change reduced net interest income generated by the Group's banking activities by DKr349m. This amount was booked as income under Other Areas. Comparative figures have not been restated.

Pro forma financial highlights
In November 2006, the Danske Bank Group entered into an agreement to buy all the shares of the Finnish Sampo Bank. The acquisition was approved on January 30, 2007, and effected on February 1, 2007, from which date the Sampo Bank group was consolidated in the accounts of Danske Bank.

For trend analysis purposes, the Management's report features pro forma comparative figures for 2006 that include the results of the Sampo Bank group as of February 1, 2006. Note 2 shows the effect of the consolidation.

The incorporation of the Sampo Bank group in the Management's report is based on the Sampo Bank group's annual report for 2006 prepared in accordance with the IFRSs. The presentation does not factor in amortisation of intangible assets, integration expenses, finance costs and other acquisition effects.

The Management's report comments on the results realised in 2007 relative to pro forma financial highlights for 2006, unless otherwise stated.

Standards and interpretations not yet in force
The International Accounting Standards Board (IASB) has issued a number of amendments to international accounting standards that have not yet come into force. Similarly, the International Financial Reporting Interpretation Committee (IFRIC) has issued a number of interpretations that have not yet come into force. None of these is expected to materially affect the Group's financial reporting. The sections below list the standards and interpretations that are likely to affect the Group's financial reporting.

In January 2008, amendments to IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements" were issued. The standards, which have not yet been approved by the EU, regulate the presentation of business combinations and minority interests. The amendments will affect business combinations made after January 1, 2010, only.

In September 2007, amendments to IAS 1 "Presentation of Financial Statements - A Revised Presentation" were issued. The standard, which has not yet been approved by the EU, regulates the presentation of the income statement and the balance sheet, including income and expenses which are not included in the income statement. The standard will have a small effect on the presentation.

Note

In March 2007, the IASB presented an amendment to IAS 23 "Borrowing Costs". The amendment, which has not yet been approved by the EU, means that borrowing costs incurred in connection with production and preparation of assets must be capitalised as part of the acquisition price of assets that are not recognised at fair value. The standard is unlikely to have a material effect on the carrying amounts.

In November 2006, IFRS 8 "Operating Segments" was issued. The standard regulates the segmentation of business and outlines the information to be disclosed about each segment. The standard, which must be implemented in the consolidated accounts for 2009, will result in small changes to the segment information disclosed in the financial statements.

In July 2007, IFRIC issued interpretation No. 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction". The interpretation, which has not yet been approved by the EU, specifies the conditions for recognising a net asset for a defined benefit pension plan. The interpretation is unlikely to have any effect on carrying amounts.

In June 2007, IFRIC issued interpretation No. 13 "Customer Loyalty Programmes". The interpretation, which has not yet been approved by the EU, specifies the accounting treatment of agreements that include special, favourable terms to retain customers. The interpretation is unlikely to have any effect on carrying amounts.

Note

2 **Business segmentation**

The Group's operations are conducted by a number of business areas and resource and support functions.

Banking Activities includes all the Group's banking activities. Banking activities are organised in country divisions that are each responsible for their own markets. Outside Denmark, these divisions conduct business under a number of brand names, including Sampo Bank in Finland and the Baltic countries, Fokus Bank in Norway, Östgöta Enskilda Bank and Provinsbankerne in Sweden, Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland. Other Banking Activities includes Nordania Leasing, a leasing provider of operating equipment to businesses.

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank and the real-estate agency chain "home". Real-estate agency business is carried out through "home", which has 190 offices throughout the country.

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange, equities and interest-bearing securities; providing the largest corporate customers and institutional clients with financial products and advisory services on mergers and acquisitions; and assisting customers with equity and debt issues on the international financial markets. Proprietary trading encompasses the Bank's short-term investments. The investment portfolio covers the Bank's strategic fixed-income, foreign-exchange and equity portfolios. Institutional banking includes facilities with international financial institutions outside the Nordic region. Institutional facilities with Nordic financial institutions form part of the Group's banking activities.

Danske Capital develops and sells asset management products and services that are offered through the Group's banking activities and directly to businesses, institutional clients and external distributors. Danske Capital supports the advisory and asset management activities of the Group's banking activities and, through Danske Bank International in Luxembourg, Danske Capital provides international private banking services to clients outside the Group's home markets. Danske Capital is represented in Denmark, Sweden, Norway, Finland, Estonia, Lithuania and Luxembourg.

Danica Pension encompasses the Danske Bank Group's activities in the life insurance and pensions market. Danica Pension targets both personal and corporate customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily banking activities' outlets and Danica Pension's insurance brokers and advisers. Danica offers two market-based products, *Danica Balance* and *Danica Link*. These products allow customers to select their own investment profile, and the return on savings depends on market trends. Furthermore, Danica Pension offers *Danica Traditionel*. This product does not offer individual investment profiles, and Danica Pension sets the rate of interest on policyholders' savings.

Other Areas encompasses unallocated cost of capital, expenses for the Group's support functions and real property activities. The area also includes the elimination of returns on own shares.

Furthermore, Other Areas includes the Group's capital centre and specifies the difference between allocated capital and shareholders' equity. Capital is allocated to the individual business area at a rate of 5.5% (2006: 6.5%) of its average risk-weighted items, calculated in accordance with the capital adequacy rules of the Danish FSA. Insurance companies are subject to special statutory capital adequacy rules. Consequently, the shareholders' equity allocated to the insurance business equals the statutory minimum requirement plus 5.5% of the difference between Danica's equity and the minimum requirement.

A calculated income equal to the risk-free return on its allocated capital is apportioned to each business area. This income is calculated on the basis of the short-term money market rate and allocated from Other Areas.

Internal income is allocated on an arm's length basis. Surplus liquidity is settled primarily on the basis of short-term money market rates, whereas other intra-group accounts are settled at market prices.

Interest is allocated on a gross basis, which means that interest income and interest expense are shown separately. Internal fees, commissions and value adjustments are settled at market prices or allocated to the business areas at an agreed ratio.

Expenses are allocated to the business areas at market price level. Other Areas supplies services to business areas, and transactions are settled at unit prices calculated on the basis of consumption and activity in accordance with the rules on transfer pricing.

Assets and liabilities used to maintain the operating activities of a business area are presented in the accounts of that business area. Capitalised goodwill is allocated to the business areas that recognise the income from the acquisitions made. The financing of goodwill is included in the Group's capital centre under Other Areas.

Internal income comprises interest income, fee income, value adjustments and other ordinary intra-group income and appears on a separate line or in a single column in the reporting on business segments and geographical segments.

Note (DKr m)

2 **Business segments 2007**

(cont'd)

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Others	Total	Reclassi-fication	Highlights
Interest income	64,656	29,162	86,097	1,512	7,010	-54,670	133,767		
Interest expense	42,934	25,249	83,543	1,301	1,493	-53,311	101,209		
Net interest income	21,722	3,913	2,554	211	5,517	-1,359	32,558	-8,298	24,260
Net fee income	7,807	-340	758	1,702	-668	-381	8,878	-90	8,788
Net trading income	1,279	252	2,483	53	1,880	12	5,959	1,928	7,887
Other income	2,350	163	11	4	1,837	480	4,845	-1,835	3,010
Net premiums	-	-	-	-	17,089	-	17,089	-17,089	-
Net insurance benefits	-	-	-	-	23,523	-	23,523	-23,523	-
Income from equity investments	11	-	258	-9	14	11	285	-285	-
Net income from insurance business	-	-	-	-	-	-	-	1,118	1,118
Total income	33,169	3,988	6,064	1,961	2,146	-1,237	46,091	-1,028	45,063
Operating expenses	19,886	1,192	2,630	898	1,028	464	26,098	-1,028	25,070
Credit loss expenses	684	-10	15	-2	-	-	687	-	687
Profit before tax	12,599	2,806	3,419	1,065	1,118	-1,701	19,306	-	19,306
Loans and advances, excluding reverse transactions	1,004,397	628,142	61,127	27,192	-	-19,859	1,700,999	-	1,700,999
Other assets	318,449	65,410	4,237,159	14,237	235,502	-3,222,226	1,648,531	-	1,648,531
Total assets	1,322,846	693,552	4,298,286	41,429	235,502	-3,242,085	3,349,530	-	3,349,530
Deposits, excluding repo deposits	607,013	-	182,081	8,836	-	344	798,274	-	798,274
Other liabilities	669,621	676,709	4,108,408	31,862	230,617	-3,270,316	2,446,901	-	2,446,901
Allocated capital	46,212	16,843	7,797	731	4,885	27,887	104,355	-	104,355
Total liabilities and equity	1,322,846	693,552	4,298,286	41,429	235,502	-3,242,085	3,349,530	-	3,349,530
Internal income	12,337	1,927	17,401	794	1,644	-34,103	-		
Capital expenditure	20,607	7	1,167	2,018	13	3,336	27,148		
Non-cash operating items	-3,398	-374	1,654	-113	14	-2,299	-4,516		
Amortisation and depreciation	2,585	9	13	40	-	887	3,534		
Impairment charges	-	1	-	-	-	19	20		
Reversal of impairment charges	-	-	-	-	-	69	69		
Profit before tax as % of allocated capital (avg.)	27.3	16.7	43.9	145.7	22.9	-	18.5		
Cost/income ratio, %	60.0	29.9	43.4	45.8	47.9	-	56.6		
Risk-weighted items (avg.)	840,213	306,230	141,764	13,289	12,287	-105,910	1,207,873		
Full-time-equivalent staff (avg.)	13,726	675	881	545	934	6,855	23,616		

In the financial highlights of the Group, the profit contributed by Danske Markets is recognised as net trading income, whereas the profit contributed by Danica Pension is recognised as net income from insurance business. The Reclassification column aggregates the profit contributions.

Note (DKr m)

2 **Business segments 2006**

(cont'd)

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Others	Total	Reclassi-fication	Pro forma adjustment	Pro forma highlights
Interest income	38,338	24,778	71,961	937	5,702	-34,992	106,724			
Interest expense	21,723	21,157	71,351	770	-68	-34,307	80,626			
Net interest income	16,615	3,621	610	167	5,770	-685	26,098	-6,597	3,109	22,610
Net fee income	6,586	-234	491	1,158	-707	-209	7,085	216	1,576	8,877
Net trading income	1,050	215	4,102	80	1,777	-466	6,758	-127	649	7,280
Other income	1,827	179	2	-	2,748	656	5,412	-2,714	254	2,952
Net premiums	-	-	-	-	16,182	-	16,182	-16,182	-	-
Net insurance benefits	-	-	-	-	23,641	-	23,641	-23,641	-	-
Income from equity investments	3	-	330	-4	180	37	546	-546	-	-
Net income from insurance business	-	-	-	-	-	-	-	1,355	-	1,355
Total income	26,081	3,781	5,535	1,401	2,309	-667	38,440	-954	5,588	43,074
Operating expenses	15,758	1,176	1,950	608	954	-7	20,439	-954	3,155	22,640
Credit loss expenses	-158	-105	-54	-178	-	-1	-496	-	12	-484
Profit before tax	10,481	2,710	3,639	971	1,355	-659	18,497	-	2,421	20,918
Sampo Bank group	1,950	-	252	248	-	-29	2,421	-	-2,421	-
Profit before tax (pro forma)	12,431	2,710	3,891	1,219	1,355	-688	20,918	-	-	20,918
Loans and advances, excluding reverse transactions	704,403	603,019	38,714	22,809	-	-6,594	1,362,351	-	157,203	1,519,554
Other assets	286,453	60,254	3,096,670	12,735	236,157	-2,315,259	1,377,010	-	41,471	1,418,481
Total assets	990,856	663,273	3,135,384	35,544	236,157	-2,321,853	2,739,361	-	198,674	2,938,035
Deposits, excluding repo deposits	461,544	-	131,199	8,110	-	-1,954	598,899	-	94,243	693,142
Other liabilities	490,716	644,615	2,996,754	26,800	228,847	-2,342,442	2,045,290	-	104,431	2,149,721
Allocated capital	38,596	18,658	7,431	634	7,310	22,543	95,172	-	-	95,172
Total liabilities and equity	990,856	663,273	3,135,384	35,544	236,157	-2,321,853	2,739,361	-	198,674	2,938,035
Intra-group income	7,443	1,060	7,544	796	1,670	-18,513	-			
Capital expenditure	192	9	-	-	58	2,139	2,398			
Non-cash operating items	-1,051	-1,208	3	148	451	-1,200	-2,857			
Amortisation and depreciation	1,740	7	6	4	-	587	2,344			
Impairment charges	-	-	-	-	-	12	12			
Reversal of impairment charges	-	-	-	-	-	204	204			
Profit before tax as % of allocated capital (avg.)	27.2	14.5	49.0	153.1	18.5	-	19.4			
Cost/income ratio, %	60.4	31.1	35.2	43.4	41.3	-	53.2			
Risk-weighted items (avg.)	593,791	287,040	114,329	9,756	8,379	-10,603	1,002,692			
Full-time-equivalent staff (avg.)	11,616	759	732	342	875	4,920	19,244			

In the financial highlights of the Group, the profit contributed by Danske Markets is recognised as net trading income, whereas the profit contributed by Danica Pension is recognised as net income from insurance business. The Reclassification column aggregates the profit contributions. Pro forma highlights include the Sampo Bank group's actual figures as of February 2006. The effect of this restatement is shown in the Pro forma adjustment column.

Note (DKr m)

2 **Geographical segmentation**

(cont'd) The table below breaks down the activities of the Group by geographical location. Income from external customers includes interest income, fee income, trading income and other income and is allocated on the basis of the customer's country of residence, whereas assets and capital expenditure are allocated on the basis of the location of assets.

Geographical segmentation of income, assets and capital expenditure is shown in compliance with IFRSs and does not reflect the management structure of the Group. The management believes that business segmentation provides a more informative description of the Group's business activities.

	Income external customers		Assets		Capital expenditure	
	2007	2006	2007	2006	2007	2006
Denmark	65,350	65,041	2,760,001	2,309,782	2,210	2,075
Finland	9,893	647	223,945	12,228	20,603	-
Sweden	15,345	11,662	423,434	373,980	51	95
Norway	13,342	11,767	198,765	149,901	537	183
Republic of Ireland	6,535	3,756	110,443	70,972	54	22
Baltics	1,649	25	33,187	-	3,691	-
UK	26,109	19,767	494,080	430,052	1	22
Germany	2,848	2,849	74,353	55,589	-	1
Luxembourg	809	235	43,494	38,157	1	-
Poland	429	429	7,000	6,124	-	-
US	7,640	7,511	25	25	-	-
Others	7,053	4,821	-	-	-	-
Eliminations	-	-	-1,019,197	-707,449	-	-
Group	157,002	128,510	3,349,530	2,739,361	27,148	2,398

Note	(DKr m)					
3	**Net interest and net trading income**					
	2007	Interest income	Interest expense	Net interest income	Net trading income	Total
	Financial portfolios at amortised cost					
	Due from/to credit institutions and central banks	6,855	27,594	-20,739	-145	-20,884
	Repo and reverse transactions	21,334	10,685	10,649	-	10,649
	Bank loans, advances and deposits	55,008	19,371	35,637	-1,043	34,594
	Held-to-maturity investments	206	-	206	-	206
	Other issued bonds	-	17,668	-17,668	166	-17,502
	Subordinated debt	-	2,291	-2,291	478	-1,813
	Other financial instruments	373	987	-614	3	-611
	Total	83,776	78,596	5,180	-541	4,639
	Financial portfolios at fair value					
	Mortgage loans and issued mortgage bonds	29,150	22,613	6,537	-1,281	5,256
	Trading portfolio and investment securities	15,259	-	15,259	5,880	21,139
	Assets and deposits under pooled schemes and unit-linked investment contracts	-	-	-	-118	-118
	Assets and liabilities under insurance contracts	5,582	-	5,582	2,019	7,601
	Total	49,991	22,613	27,378	6,500	33,878
	Total net interest and net trading income	133,767	101,209	32,558	5,959	38,517
	2006					
	Financial portfolios at amortised cost					
	Due from/to credit institutions and central banks	17,338	30,043	-12,705	-187	-12,892
	Repo and reverse transactions	13,579	6,258	7,321	-	7,321
	Bank loans, advances and deposits	34,635	12,584	22,051	-876	21,175
	Held-to-maturity investments	174	-	174	-	174
	Other issued bonds	-	10,217	-10,217	780	-9,437
	Subordinated debt	-	2,076	-2,076	1,712	-364
	Other financial instruments	350	329	21	-	21
	Total	66,076	61,507	4,569	1,429	5,998
	Financial portfolios at fair value					
	Mortgage loans and issued mortgage bonds	24,287	19,119	5,168	-549	4,619
	Trading portfolio and investment securities	10,563	-	10,563	4,630	15,193
	Assets and deposits under pooled schemes and unit-linked investment contracts	-	-	-	-364	-364
	Assets and liabilities under insurance contracts	5,798	-	5,798	1,612	7,410
	Total	40,648	19,119	21,529	5,329	26,858
	Total net interest and net trading income	106,724	80,626	26,098	6,758	32,856

At the end of 2007, Net trading income included dividends from shares of DKr2,417m (2006: DKr1,748m) and exchange rate adjustments of DKr1,686m (2006: DKr1,260m).

Net trading income from insurance contracts includes returns on assets of DKr-4,368m (2006: DKr-1,003m), adjustment of life insurance provisions of DKr5,665m (2006: DKr5,777m), adjustment of collective bonus potential of DKr811m (2006: DKr-2,597m) and tax on pension returns of DKr-89m (2006: DKr-565m).

Interest added to financial assets subject to individual impairment amounted to DKr319m (2006: DKr264m).

Note	(DKr m)	2007	2006
4	**Fee income**		
	Financing (loans and guarantees)	1,893	1,701
	Investment (securities trading and advisory services)	3,088	2,601
	Services (insurance and foreign-exchange trading)	117	180
	Fees generated by activities	5,098	4,482
	Financing (guarantees)	683	584
	Investment (asset management and custody services)	3,236	1,950
	Services (payment services and cards)	3,414	2,600
	Fees generated by portfolios	7,333	5,134
	Total	12,431	9,616
	Fee expenses		
	Financing (property valuation)	91	142
	Investment (securities trading and advisory services)	988	743
	Services (referrals)	25	31
	Fees generated by activities	1,104	916
	Financing (guarantees)	399	105
	Investment (asset management and custody services)	600	226
	Services (payment services and cards)	1,450	1,284
	Fees generated by portfolios	2,449	1,615
	Total	3,553	2,531

Fees generated by activities comprise fees for the execution of one-off transactions. Fees generated by portfolios comprise recurring fees from the product portfolio.

Fees that form an integral part of the derived effective rates of interest on loans, advances and deposits are carried under Interest income or Interest expense. Fees for mortgage loans recognised at fair value are carried under Fee income.

Fees for financial instruments not recognised at fair value, such as loans, advances and issued bonds, are recognised as financing fee income or expenses. Such income amounted to DKr1,433m in 2007 (2006: DKr1,388m), whereas expenses amounted to DKr399m (2006: DKr105m).

Note	(DKr m)	2007	2006
5	**Other income**		
	Fair value adjustment of investment property	179	191
	Fair value adjustment of investment property allocated to policyholders	763	976
	Profit on sale of domicile and investment property	78	946
	Income from lease assets and investment property	2,723	2,397
	Reversal of impairment charges for domicile property	69	204
	Other income	1,033	698
	Total	4,845	5,412
6	**Net premiums**		
	Regular premiums, life insurance	7,957	8,280
	Single premiums, life insurance	2,206	2,471
	Regular premiums, market-based products	3,684	2,584
	Single premiums, market-based products	2,029	1,572
	Premiums, health and accident insurance	1,259	1,325
	Reinsurance premiums paid	-99	-107
	Change in unearned premiums provisions	53	57
	Total	17,089	16,182

Note	(DKr m)	2007	2006
7	**Net insurance benefits**		
	Benefits paid	15,826	14,163
	Reinsurers' share received	-119	-117
	Claims and bonuses paid	1,123	989
	Change in outstanding claims provisions	197	293
	Change in life insurance provisions	178	1,969
	Change in provisions for unit-linked contracts	6,318	6,344
	Total	23,523	23,641
8	**Staff costs and administrative expenses**		
	Staff costs	13,566	10,809
	Administrative expenses	8,998	7,286
	Total	22,564	18,095
	Staff costs		
	Salaries	10,895	8,729
	Share-based payment	170	164
	Pensions	1,289	779
	Financial services employer tax, etc.	1,212	1,137
	Total	13,566	10,809
	Remuneration of the Board of Directors (DKr thousand)		
	Alf Duch-Pedersen	1,300	1,300
	Jørgen Nue Møller	1,250	1,250
	Eivind Kolding	1,250	1,250
	Henning Christophersen	525	525
	Peter Højland	525	525
	Niels Chr. Nielsen	525	525
	Sten Scheibye	525	525
	Majken Schultz	525	525
	Claus Vastrup	525	525
	Birgit Aagaard-Svendsen	525	525
	Helle Brøndum	325	325
	Charlotte Hoffmann (from March 14, 2006)	325	271
	Per Alling Toubro (from March 14, 2006)	325	271
	Verner Usbeck	325	325
	Solveig Ørteby	325	325
	Tove Abildgaard (until March 14, 2006)	-	81
	René Holm (until March 14, 2006)	-	81
	Peter Michaelsen (until March 14, 2006)	-	81
	Pia Bo Pedersen (until March 14, 2006)	-	81
	Total remuneration	9,100	9,316
	Remuneration for committee work included in preceding item	2,925	2,925

Note (DKr m)

8 (cont'd) **Remuneration of the Executive Board**

2007	Peter Straarup	Sven Lystbæk	Tonny Thierry Andersen	Per Skovhus	Jakob Brogaard
Fixed salary	6.1	3.8	3.1	3.1	1.8
Cash bonus	1.0	0.5	0.5	0.5	0.2
Pension	1.5	2.4	0.6	0.6	1.3
Share-based payment	4.0	2.1	2.1	2.1	0.8
Total	12.6	8.8	6.3	6.3	4.1

The amounts recognised as share-based payment will be translated into share options and conditional shares in the first quarter of 2008. Jakob Brogaard resigned from the Executive Board on June 30, 2007.

2006	Peter Straarup	Sven Lystbæk	Tonny Thierry Andersen	Per Skovhus	Jakob Brogaard
Fixed salary	5.6	1.2	0.9	0.9	3.6
Cash bonus	0.9	0.2	0.2	0.1	0.4
Pension	1.3	0.7	0.2	0.2	2.4
Share-based payment	4.5	0.8	0.8	0.6	1.9
Total	12.3	2.9	2.1	1.8	8.3

Sven Lystbæk, Tonny Thierry Andersen and Per Skovhus joined the Executive Board on September 1, 2006. Their salaries, bonuses, pensions and share-based payments relate to the period from September 1, 2006, to December 31, 2006.

Pension and termination

	Peter Straarup	Sven Lystbæk	Tonny Thierry Andersen	Per Skovhus
Type of pension plan	Defined benefit	Defined benefit	Defined contribution through pension fund	Defined contribution through pension fund
Age at which the Board member is entitled to retire	60	60	60	60
Annual benefit or contribution	DKr2.8m	50% of salary	Bank contributes 20% of salary	Bank contributes 20% of salary
Notice of termination by the Bank	12 months with life pension	12 months with life pension	12 months	12 months
Notice of termination by the Board member	12 months	3 months	3 months	3 months
Pension obligation, end of 2007	42	23	-	-
Pension obligation, end of 2006	40	20	-	-

Pension obligations to Peter Straarup and Sven Lystbæk are covered by the "Danske Bank A/S' pensionsfond for medlemmer af direktionen, deres enker og efterladte børn" pension fund. Danske Bank A/S is liable for any shortfall. The obligations are determined on the basis of actuarial calculations and a number of assumptions (see note 33). Therefore, changes in pension obligations cannot reasonably be added to the annual remuneration.

On retirement at a later date, the pension obligation to Peter Straarup is increased by an amount corresponding to the pension benefit not paid out. The obligation is adjusted on an ongoing basis using the same rate of adjustment as that applied to the pension plans in payment to retired members of the Executive Board.

Note (DKr m)

8 **Shareholdings**

(cont'd) The total number of Danske Bank shares, excluding options and rights to buy conditional shares, held by the Board of Directors and the Executive Board at the end of 2007 was 56,016 and 26,034, respectively (end of 2006: 46,732 and 16,125).

Share-based payment

The Group offers senior managers and selected employees incentive programmes that consist of share options and conditional shares. Incentive payments reflect individual performance and also depend on financial results and other measures of value creation.

Issued options carry a right to buy Danske Bank shares that can be exercised between three and seven years after they are allotted provided that the employee has not resigned from the Group. The strike price of the options is computed as the average price of Danske Bank shares for 20 stock exchange days after the release of the Annual Report plus 10%.

Rights to buy Danske Bank shares under the conditional share programme are allotted as a portion of the annual bonus earned. The shares become available after three years provided that the employee has not resigned from the Group.

The fair value of the share options at the time of allotment is calculated according to a dividend-adjusted Black & Scholes formula based on the following assumptions at December 31, 2007: Share price: 199.75 (2006: 250.04). Dividend payout ratio: 3.9%. (2006: 3.2%). Rate of interest: 4.5-4.9% (2006: 4.1-4.3%), corresponding to the swap rate. Volatility: 22%. (2006: 18%). Average time of exercise: 0.13-4.25 years (2006: 0.63-4.25 years). The volatility is estimated on the basis of historical volatility.

The fair value of the conditional shares at the time of allotment is calculated as the share price less the payments made by the employees.

Intrinsic value is recognised in the year the share options and rights to conditional shares were earned, while time value is accrued over the remaining service period, corresponding to the vesting period of three years. Shareholders' equity will increase correspondingly as the obligation is met by delivering Danske Bank shares.

Note

8 **Share-based payment 2007**

(cont'd)

Share options	Number					Fair value (FV)	
	Executive Board	Senior staff	Other staff	Total	Exercise price (DKr)	At issue (DKr m)	End of year (DKr m)
Allotted in 2001-2004, beg.	655,297	1,733,699	565,243	2,954,239	118.5-157.2	62.5	154.5
Exercised	-349,752	-865,772	-183,599	-1,399,123			
Forfeited	-	-	-	-			
Other changes	-86,000	-16,667	134,932	32,265			
Allotted in 2001-2004, end	219,545	851,260	516,576	1,587,381	118.5-157.2	33.4	85.7
Allotted in 2005, beg.	459,869	2,105,085	79,866	2,644,820	190.2	40.3	77.4
Exercised	-	-	-	-			
Forfeited	-	-118,033	-	-118,033			
Other changes	-95,082	-76,066	171,148	-			
Allotted in 2005, end	364,787	1,910,986	251,014	2,526,787	190.2	38.5	74.0
Allotted in 2006, beg.	340,700	1,751,000	-	2,091,700	244.6	34.5	33.3
Exercised	-	-	-	-			
Forfeited	-	-95,200	-	-95,200			
Other changes	-56,800	-81,800	138,600	-			
Allotted in 2006, end	283,900	1,574,000	138,600	1,996,500	244.6	32.9	31.7
Allotted in 2007	216,700	884,300	1,132,200	2,233,200	294.1	67.0	24.4
Exercised	-	-	-	-			
Forfeited	-	-19,000	-40,800	-59,800			
Other changes	-31,200	309,900	45,100	323,800			
Allotted in 2007, end	185,500	1,175,200	1,136,500	2,497,200	294.1	74.9	27.3

Holdings of the Executive Board, end of 2007

Year of allotment	2001-2004		2005		2006		2007	
(DKr m)	Number	FV	Number	FV	Number	FV	Number	FV
Peter Straarup	173,267	9.9	146,754	4.3	113,600	1.8	75,000	0.8
Sven Lystbæk	-	-	95,082	2.8	71,900	1.1	41,600	0.5
Tonny Thierry Andersen	46,278	2.7	57,377	1.7	56,800	0.9	40,400	0.4
Per Skovhus	-	-	65,574	1.9	41,600	0.7	28,500	0.3

In 2007, 1,399,123 share options were exercised at an average price of DKr264.5.

Note

8 **Share-based payment 2007**

(cont'd)

Conditional shares	Number				Fair value (FV)	
	Executive Board	Senior staff	Other staff	Total	At issue (DKr m)	End of year (DKr m)
Allotted in 2004, beg.	10,068	50,822	204,523	265,413	37.9	53.0
Exercised	-10,068	-50,822	-205,800	-266,690		
Forfeited	-	-	1,277	1,277		
Other changes	-	-	-	-		
Allotted in 2004, end	-	-	-	-	-	-
Allotted in 2005, beg.	11,395	61,912	369,168	442,475	76.5	88.4
Exercised	-	-2,693	-9,382	-12,075		
Forfeited	-	-3,993	-21,547	-25,540		
Other changes	-2,118	-878	5,859	2,863		
Allotted in 2005, end	9,277	54,348	344,098	407,723	70.5	81.4
Allotted in 2006, beg.	25,552	129,876	420,022	575,450	127.9	114.9
Exercised	-	-6,235	-8,112	-14,347		
Forfeited	-	-7,170	-28,345	-35,515		
Other changes	-4,258	1,419	24,302	21,463		
Allotted in 2006, end	21,294	117,890	407,867	547,051	121.6	109.3
Allotted in 2007	24,593	123,835	410,960	559,388	149.6	111.7
Exercised	-	-	-1,654	-1,654		
Forfeited	-	-1,206	-21,470	-22,676		
Other changes	-3,541	-2,216	20,505	14,748		
Allotted in 2007, end	21,052	120,413	408,341	549,806	147.0	109.8

Holdings of the Executive Board, end of 2007

Year of allotment	2005		2006		2007	
(DKr m)	Number	FV	Number	FV	Number	FV
Peter Straarup	3,505	0.7	8,520	1.7	8,500	1.7
Sven Lystbæk	2,118	0.4	5,393	1.1	4,724	0.9
Tonny Thierry Andersen	2,192	0.4	4,258	0.9	4,588	0.9
Per Skovhus	1,462	0.3	3,123	0.6	3,240	0.6

In 2007, 294,766 rights to conditional shares were exercised at an average price of DKr263.6.

Note								
8	**Share-based payment 2006**							
(cont'd)	**Share options**	Number					Fair value (FV)	
		Executive Board	Senior staff	Other staff	Total	Exercise price (DKr)	At issue (Dkr m)	End of year (DKr m)
	Allotted in 2001-2003, beg.	334,602	1,375,645	376,987	2,087,234	118.5-152.89	54.1	244
	Exercised	-45,000	-946,058	-336,318	-1,327,376			
	Forfeited	-	-	-	-			
	Other changes	16,000	-32,800	173,436	156,636			
	Allotted in 2001-2003, end	305,602	396,787	214,105	916,494	118.5-152.89	25.8	103.9
	Allotted in 2004, beg.	190,667	1,519,273	240,443	1,950,383	157.2	35.1	176.7
	Exercised	-	-	-31,666	-31,666			
	Forfeited	-	-23,333	-	-23,333			
	Other changes	159,028	-159,028	142,361	142,361			
	Allotted in 2004, end	349,695	1,336,912	351,138	2,037,745	157.2	36.7	184.6
	Allotted in 2005, beg.	241,836	2,355,905	52,459	2,650,200	190.2	40.4	173.4
	Exercised	-	-	-	-			
	Forfeited	-	-32,787	-	-32,787			
	Other changes	218,033	-218,033	27,407	27,407			
	Allotted in 2005, end	459,869	2,105,085	79,866	2,644,820	190.2	40.3	173.0
	Allotted in 2006	170,400	1,858,100	-	2,028,500	244.6	33.5	78.4
	Exercised	-	-	-	-			
	Forfeited	-	-24,400	-	-24,400			
	Other changes	170,300	-82,700	-	87,600			
	Allotted in 2006, end	340,700	1,751,000	-	2,091,700	244.6	34.5	80.8

Holdings of the Executive Board, end of 2006

Year of allotment	2001-2003		2004		2005		2006	
(DKr m)	Number	FV	Number	FV	Number	FV	Number	FV
Peter Straarup	205,412	23.0	116,667	10.6	146,754	9.6	113,600	4.4
Sven Lystbæk	-	-	80,139	7.3	95,082	6.2	71,900	2.8
Tonny Thierry Andersen	16,000	2.0	30,278	2.7	57,377	3.8	56,800	2.2
Per Skovhus	-	-	48,611	4.4	65,574	4.3	41,600	1.6
Jakob Brogaard	84,190	9.0	74,000	6.7	95,082	6.2	56,800	2.2

In 2006, 1,359,042 share options were exercised at an average price of DKr229.8.

Note

8 **Share-based payment 2006**

(cont'd) **Conditional shares**

	Number				Fair value (FV)	
	Executive Board	Senior staff	Other staff	Total	At issue (DKr m)	End of year (DKr m)
Allotted in 2003, beg.	9,706	65,447	276,997	352,150	37.9	88.1
Exercised	-9,706	-65,447	-276,047	-351,200		
Forfeited	-	-	-950	-950		
Other changes	-	-	-	-		
Allotted in 2003, end	-	-	-	-	-	-
Allotted in 2004, beg.	5,377	48,854	218,540	272,771	39.0	68.2
Exercised	-	-	-3,479	-3,479		
Forfeited	-	-1,450	-2,429	-3,879		
Other changes	4,691	3,418	-8,109	-		
Allotted in 2004, end	10,068	50,822	204,523	265,413	37.9	66.4
Allotted in 2005, beg.	5,623	59,578	394,846	460,047	79.6	115.0
Exercised	-	-	-4,524	-4,524		
Forfeited	-	-2,648	-10,341	-12,989		
Other changes	5,772	4,982	-10,813	-59		
Allotted in 2005, end	11,395	61,912	369,168	442,475	76.5	110.6
Allotted in 2006	12,778	144,021	435,014	591,813	131.6	148.0
Exercised	-	-	-3,571	-3,571		
Forfeited	-	-1,725	-11,810	-13,535		
Other changes	12,774	-12,420	389	743		
Allotted in 2006, end	25,552	129,876	420,022	575,450	127.9	143.9

Holdings of the Executive Board, end of 2006

Year of allotment	2004		2005		2006	
(DKr m)	Number	FV	Number	FV	Number	FV
Peter Straarup	3,058	0.8	3,505	0.9	8,520	2.1
Sven Lystbæk	2,040	0.5	2,118	0.5	5,393	1.3
Tonny Thierry Andersen	1,237	0.3	2,192	0.5	4,258	1.1
Per Skovhus	1,414	0.4	1,462	0.4	3,123	0.8
Jakob Brogaard	2,319	0.6	2,118	0.5	4,258	1.1

In 2006, 362,774 rights to conditional shares were exercised at an average price of DKr223.2.

Note	(DKr m)	2007	2006
9	**Audit fees**		
	Total fees to the accounting firms elected by the general meeting which perform the statutory audit	21	24
	Fees for non-audit services included in preceding item	5	6
10	**Amortisation and depreciation**		
	Amortisation of intangible assets	1,642	805
	Depreciation of tangible assets	1,872	1,527
	Impairment of intangible assets	1	8
	Impairment of tangible assets	19	4
	Total	3,534	2,344
11	**Credit loss expenses**		
	Due from credit institutions and central banks	-	-
	Bank loans and advances	622	-414
	Mortgage loans	-6	-110
	Guarantees, loan commitments, etc.	71	28
	Total	687	-496
	New and increased impairment charges	3,965	1,907
	Reversal of impairment charges	3,166	2,191
	Write-offs charged directly to the income statement	366	281
	Received on claims previously written off	478	493
	Total	687	-496

Note	Total tax charge for the year 2007	Denmark	Finland	Sweden	Norway	UK	Others	Total
12	Tax on profit for the year	2,562	396	356	575	381	166	4,436
	Tax on changes in shareholders' equity	-196	-	-	-	-	-	-196
	Tax on profit for the year							
	Current tax charge	2,566	596	318	583	435	224	4,722
	Change in deferred tax	229	-171	38	-45	-83	-70	-102
	Adjustment of prior-year tax charge	-27	-29	-	37	5	1	-13
	Change in deferred tax charge as a result of lower tax rate	-206	-	-	-	24	11	-171
	Total	2,562	396	356	575	381	166	4,436
	Effective tax rate							
	Danish tax rate	25.0	25.0	25.0	25.0	25.0	25.0	25.0
	Difference between tax rate of foreign unit and Danish tax rate	-	1.0	3.0	3.0	5.0	-7.5	0.5
	Non-taxable income and non-deductible expenses	-0.9	-0.6	-7.8	-0.3	-0.2	-0.1	-1.5
	Tax on profit for the year	24.1	25.4	20.2	27.7	29.8	17.4	24.0
	Adjustment of prior-year tax charge	-0.1	-1.8	-	1.8	1.5	-1.6	-0.1
	Change in deferred tax charge as a result of lower tax rate	-1.7	-	-	-	2.2	0.8	-0.9
	Effective tax rate	22.3	23.6	20.2	29.5	33.5	16.6	23.0

Note	(DKr m)							
12	**Total tax charge for the year 2006**	Denmark	Finland	Sweden	Norway	UK	Others	Total
(cont'd)	Tax on profit for the year	3,865	67	263	374	118	265	4,952
	Tax on changes in shareholders' equity	18	-	-	-	-	-	18
	Tax on profit for the year							
	Current tax charge	3,623	53	326	227	236	262	4,727
	Change in deferred tax	288	2	-14	158	-110	1	325
	Adjustment of prior-year tax charge	-46	12	-49	-11	-8	2	-100
	Total	3,865	67	263	374	118	265	4,952
	Effective tax rate							
	Danish tax rate	28.0	28.0	28.0	28.0	28.0	28.0	28.0
	Difference between tax rate of foreign unit and Danish tax rate	-	-2.0	-	-	2.0	3.1	0.2
	Non-taxable income and non-deductible expenses	-0.9	-4.3	-1.6	-0.7	1.7	1.9	-0.8
	Tax on profit for the year	27.1	21.7	26.4	27.3	31.7	33.0	27.4
	Adjustment of prior-year tax charge	-0.3	4.5	-4.1	-0.8	-1.9	0.3	-0.5
	Effective tax rate	26.8	26.2	22.3	26.5	29.8	33.3	26.9

Note		2007	2006
13	**Cash in hand and demand deposits with central banks**		
	Cash in hand	7,048	9,710
	Demand deposits with central banks	6,813	2,609
	Total	13,861	12,319
14	**Due from credit institutions and central banks**		
	Reverse transactions	217,717	160,467
	Other amounts due	128,243	114,802
	Impairment charges	1	1
	Total	345,959	275,268
	Impairment charges		
	At January 1	1	9
	Reversal of impairment charges	-	7
	Foreign currency translation	-	-1
	Other additions and disposals	-	-
	At December 31	1	1

Amounts due within three months amounted to DKr324,466m (2006: DKr252,291m). This amount is included in the cash flow statement under Cash and cash equivalents.

Note	(DKr m)	2007	2006
15	**Trading portfolio assets**		
	Derivatives with positive fair value	224,616	149,529
	Listed bonds	420,769	337,698
	Unlisted bonds	4,331	2,144
	Listed shares	2,037	1,255
	Unlisted shares	384	328
	Total	652,137	490,954
	Trading portfolio liabilities		
	Derivatives with negative fair value	220,787	144,412
	Repurchase obligations under reverse transactions	110,760	92,112
	Total	331,547	236,524

Derivatives

The Group's activities in the financial markets include trading in derivatives. Derivatives are financial instruments whose value depends on the value of an underlying instrument or index, etc. Derivatives may be used to adjust market risk exposure among other things. The Group trades a considerable volume of the most commonly used interest rate, currency and equity derivatives, including

- swaps
- forwards and futures
- options

Furthermore, the Group trades a limited number of swaps whose value depends on developments in specific credit or commodity risks, or inflation indices.

The Group trades in derivatives for three main purposes: First, customers are offered derivatives as individual transactions or as integral parts of other services, such as issuance of bonds with yields that depend on developments in equity or currency indices. Second, the Group trades derivatives in its own trading portfolio. Third, derivatives are used to manage the Group's own exposure to currency, interest rate, equity market and credit risks. See the Risk management section for a detailed description of the Group's risk management policy. Danske Markets is responsible for managing and hedging the market risks of the Group.

Derivatives are recognised at their fair value. Interest on some of the Group's bank loans, advances, deposits, issued bonds, etc., is added at fixed rates. Generally, such fixed-rate items are carried at amortised cost. The general accounting standards thus mean that the fair value of the interest rate risk on, say, fixed-rate loans is not included in the income statement as opposed to changes in the fair value of hedging derivatives. In its annual report, the Group applies the principles of fair value hedge accounting if the interest rate risk on fixed-rate financial assets and liabilities is hedged by derivatives.

Fair value hedge accounting

The interest rate risk on fixed-rate loans, advances and deposits with terms longer than six months is generally hedged by derivatives. However, the interest rate risk on fixed-rate loans and advances extended by the Group's operations in Finland, Northern Ireland and the Republic of Ireland are hedged by core free funds. Any additional interest rate risk is hedged by derivatives.

For each bank loan, advance, deposit and issued bond to which interest is added at a fixed rate for a specified period of time starting at the commencement date of the facility, future interest payments are divided into basic interest and a profit margin and into periods of time. By entering into swaps or forwards with opposite payment profiles as regards currencies and periods, hedging of risk takes effect from the time facilities are established. The fair values of the hedged interest rate risk and the hedging derivatives are measured at frequent intervals to ensure that changes in the fair value of the hedged interest rate risk lie within a band of 80-125% of the changes in fair value of the hedging derivatives. Portfolios of hedging derivatives are adjusted if necessary.

By efficient hedging, the hedged interest rate risk on hedged assets and liabilities is measured at fair value, and the value is recognised as a value adjustment of the hedged items. Value adjustments are carried in the income statement under Net trading income. Inefficient hedging which lies within the efficiency band is therefore also included under Net trading income.

Note	(DKr m)	2007	2006
15 (cont'd)	At the end of 2007, the carrying amounts of efficiently hedged fixed-rate financial assets and liabilities were DKr67,504m (2006: DKr76,028m) and DKr851,083m (2006: DKr673,435m), respectively. The following table shows the value adjustment of these assets and liabilities and the hedging derivatives. The value adjustment is recognised in the income statement as Net trading income.		

The exchange rate risk of net investments in non-Danish branches and subsidiaries is hedged by establishing financing arrangements in the relevant currencies. In 2007, the Group did not hedge the expected financial results of the non-Danish units or other future transactions. The exchange rate adjustments of the investments are recognised directly in shareholders' equity together with exchange rate adjustments of the financing arrangements that are defined as hedges against exchange rate fluctuations. The statement of capital shows the translation amounts included in shareholders' equity. At the end of 2007, the carrying amount of financial liabilities used to hedge net investments in the non-Danish units amounted to DKr728m (2006: DKr-150m).

Effect on profit of interest rate hedging	2007	2006
Effect on profit of fixed-rate asset hedging		
Hedged amounts due from credit institutions	-	27
Hedged loans and advances	-320	-1,729
Hedging derivatives	322	1,728
Effect on profit for the year	2	26
Effect on profit of fixed-rate liability hedging		
Hedged amounts due to credit institutions	-146	307
Hedged deposits	1	166
Hedged issued bonds	166	-109
Hedged subordinated debt	478	1,559
Hedging derivatives	-587	-1,964
Effect on profit for the year	-88	-41

Derivatives

2007	Notional amount	Positive fair value	Notional amount	Negative fair value
Currency contracts				
Forwards and swaps	1,980,600	59,039	1,900,443	59,607
Options	69,602	964	58,853	1,108
Interest rate contracts				
Forwards/swaps/FRAs	12,151,745	148,673	11,333,538	146,461
Options	12,713	8,140	14,575	8,411
Equity contracts				
Forwards	7,575	1,059	7,734	1,041
Options	71,051	2,132	71,044	253
Other contracts				
Commodity contracts	8,088	1,041	10,134	1,301
Credit derivatives bought	10,031	1,206	1,070	7
Credit derivatives sold	1,197	5	3,458	28
Total derivatives held for trading purposes		222,259		218,217
Hedging derivatives				
Currency contracts	126,654	521	200,557	1,031
Interest rate contracts	172,440	1,836	381,430	1,539
Total derivatives		224,616		220,787

Note	(DKr m)				
15	**Derivatives**				
(cont'd)	2006	Notional amount	Positive fair value	Notional amount	Negative fair value
	Currency contracts				
	Forwards and swaps	1,753,956	51,049	1,453,197	43,640
	Options	62,745	622	54,310	646
	Interest rate contracts				
	Forwards/swaps/FRAs	8,526,806	83,204	9,045,022	87,348
	Options	814,048	10,203	586,763	8,787
	Equity contracts				
	Forwards	331	151	209	154
	Options	131,859	1,030	131,730	1,684
	Other contracts				
	Commodity contracts	368	-	368	-
	Credit derivatives bought	179	-	21,497	32
	Credit derivatives sold	1,147	8	142	-
	Total derivatives held for trading purposes		146,267		142,291
	Hedging derivatives				
	Currency contracts	74,755	274	303,972	1,661
	Interest rate contracts	365,339	2,988	65,109	460
	Total derivatives		149,529		144,412

Note		2007	2006
16	**Financial investment securities**		
	Financial assets designated at fair value		
	Listed bonds	29,025	15,821
	Unlisted bonds	1,240	845
	Listed shares	3,546	3,943
	Unlisted shares	1,517	1,882
	Total financial investment securities at fair value	35,328	22,491
	Held-to-maturity financial assets		
	Listed bonds	2,323	3,847
	Total financial investment securities	37,651	26,338
17	**Assets held for sale**		
	Loans and advances	-	1,787
	Real property	59	9
	Total	59	1,796
	Liabilities held for sale		
	Deposits	-	888

Loans, advances and deposits held for sale in 2006 relate to the sale of Fokus Bank's branches in Sogn og Fjordane county in western Norway. The branches were sold off in the first quarter of 2007 at a profit of DKr199m.

Note	(DKr m)	2007	2006
18	**Bank loans and advances**		
	Reverse transactions	287,223	294,555
	Other loans	1,077,737	763,692
	Impairment charges	4,547	3,925
	Total	1,360,413	1,054,322
	Impairment charges		
	At January 1	3,925	4,760
	New and increased impairment charges	3,622	1,672
	Reversal of impairment charges	2,906	1,949
	Write-offs debited to allowance account	847	590
	Foreign currency translation	-9	-3
	Other additions and disposals	762	35
	At December 31	4,547	3,925
19	**Mortgage loans and issued mortgage bonds**		
	Mortgage loans		
	Nominal value	648,234	608,942
	Fair value adjustment of interest rate risk	-20,362	-6,290
	Adjustment for credit risk	63	68
	Fair value of mortgage loans	627,809	602,584
	Issued mortgage bonds		
	Nominal value	800,428	767,912
	Fair value adjustment of funding of current loans and advances	-20,292	-6,290
	Fair value adjustment of block issues and pre-issued bonds	-1,281	-549
	Holding of own mortgage bonds	260,162	276,856
	Fair value of issued mortgage bonds	518,693	484,217

The nominal value of issued mortgage bonds equals the amount to be repaid on maturity.

Of the total adjustment for credit risk on mortgage loans, changes in 2007 amounted to an income of DKr5m (2006: DKr37m).

Change in the fair value of own credit risk amounted to DKr0 of the total fair value adjustment of issued mortgage bonds (2006: DKr0). The change in the fair value of the credit risk is calculated as the change triggered by factors other than changes in the benchmark interest rate, which is the average yield on Danish mortgage bonds with AAA ratings. Changes in 2007 accounted for DKr0 of the accumulated effect (2006: DKr0).

Note	(DKr m)						
20	**Pooled schemes and unit-linked investment contracts**						
		Pooled schemes		Unit-linked contracts		Total	
		2007	2006	2007	2006	2007	2006
	Assets						
	Bonds	20,322	21,105	-	-	20,322	21,105
	Shares	11,615	12,962	-	-	11,615	12,962
	Unit trust certificates	6,670	4,718	9,909	6,937	16,579	11,655
	Cash deposits, etc.	1,675	1,261	-	-	1,675	1,261
	Total	40,282	40,046	9,909	6,937	50,191	46,983
	including						
	Own bonds	7,482	5,597	-	-	7,482	5,597
	Own shares	624	826	-	-	624	826
	Other intra-group balances	1,327	958	-	-	1,327	958
	Total assets	30,849	32,665	9,909	6,937	40,758	39,602
	Liabilities						
	Deposits	40,282	40,046	9,978	6,937	50,260	46,983

Note		2007	2006
21	**Assets under insurance contracts**		
	Due from credit institutions	3,665	1,600
	Financial investment securities	189,305	195,431
	Holdings in associated undertakings	1,022	1,023
	Investment property	17,159	15,588
	Tangible assets	57	62
	Reinsurers' share of provisions	1,714	1,862
	Other assets	5,196	4,825
	Total	218,118	220,391
	including		
	Own bonds	25,379	24,243
	Own shares	649	798
	Other intra-group balances	1,867	1,048
	Total assets	190,223	194,302
	Financial investment securities under insurance contracts		
	Listed bonds	109,847	120,664
	Listed shares	34,583	35,323
	Unlisted shares	1,972	1,416
	Unit trust certificates	41,574	35,232
	Other securities	1,329	2,796
	Total	189,305	195,431

Note	(DKr m)	2007	2006
21	**Holdings in associated undertakings under insurance contracts**		
(cont'd)	Cost at January 1	605	605
	Additions	13	-
	Cost at December 31	618	605
	Revaluations at January 1	418	251
	Share of profit	14	180
	Dividends	28	13
	Revaluations at December 31	404	418
	Carrying amount at December 31	1,022	1,023

	Share of capital (%)	Total assets	Total liabilities	Income	Net profit
Ejendomsselskabet af Januar 2002 A/S, Copenhagen	50	1,079	376	29	-99
Dantop Ejendomme ApS, Copenhagen	50	314	17	10	21
DNP Ejendomme Komplementarselskab ApS, Copenhagen	50	-	-	-	-
DNP Ejendomme P/S, Copenhagen	50	1,009	27	79	92
DAN-SEB 1 A/S, Copenhagen	50	67	41	1	-
Hovedbanegårdens Komplementarselskab ApS, Copenhagen	50	-	-	-	-
Majorgården A/S, Copenhagen	25	8	2	24	3
Privathospitalet Hamlet af 1994 A/S, Frederiksberg	28	93	35	88	21

The information published is extracted from the companies' most recent annual reports.

Moreover, Danica has holdings in seven investment companies in which Danica and the Danske Bank Group together hold more than 20% of the capital. Danica's holdings are recognised at fair value under Assets under insurance contracts. The Group's other holdings are carried under Trading portfolio assets. The investment companies invest solely in securities recognised at fair value, and therefore the carrying amount of book value deviates only slightly from the fair value. At the end of 2007, these holdings comprised:

	Group's share of capital (%)	Total assets	Total liabilities	Income	Net profit
P-LP 1999 A/S, Copenhagen	23	183	-	-	7
P-M 2000 A/S, Copenhagen	27	250	-	-	-2
P-N 2001 A/S, Copenhagen	27	38	-	-	202
Dansk Kapitalanlæg Aktieselskab, Copenhagen	22	7	6	-	-
Danske Private Equity III (EUR-A) K/S, Copenhagen	27	228	-	-	-2
Danske Private Equity III (USD-A) K/S, Copenhagen	24	269	-	-	-2
Nordic Venture Partners K/S, Copenhagen	26	664	5	-	-181

The information published is extracted from the companies' most recent annual reports.

Note	(DKr m)	2007	2006
21	**Investment property under insurance contracts**		
(cont'd)	Fair value at January 1	15,588	14,909
	Additions	526	110
	Property improvement expenditure	288	189
	Disposals	6	596
	Fair value adjustment	763	976
	Fair value at December 31	17,159	15,588

Rental income from investment property amounted to DKr1,107m in 2007 (2006: DKr1,098m). Expenses directly attributable to investment property generating rental income amounted to DKr220m (2006: DKr230m).

	2007		2006	
Tangible assets under insurance contracts	Domicile property	Machinery and equipment	Domicile property	Machinery and equipment
Cost at January 1	49	41	-	58
Additions	-	1	49	9
Disposals	2	5	-	26
Cost at December 31	47	37	49	41
Depreciation and impairment charges at January 1	-	28	-	44
Depreciation during the year	-	1	-	7
Reversal of depreciation and impairment charges	-	2	-	23
Depreciation and impairment charges at December 31	-	27	-	28
Carrying amount at December 31	47	10	49	13
Depreciated over	20-50 years	3-10 years	20-50 years	3-10 years

At the end of 2007, the fair value of domicile property totalled DKr47m (2006: DKr49m).

	2007	2006
Reinsurers' share of provisions for insurance contracts		
Balance at January 1	1,862	2,029
Premiums paid	99	107
Benefits paid	-119	-117
Interest added to policyholders' savings	67	67
Fair value adjustment	-125	-120
Other changes	-70	-104
Balance at December 31	1,714	1,862

Note	(DKr m)	2007	2006
22	**Holdings in associated undertakings**		
	Cost at January 1	926	971
	Additions	89	41
	Disposals on acquisitions	100	-
	Disposals	25	86
	Cost at December 31	1,090	926
	Revaluations at January 1	45	73
	Share of profit	271	209
	Dividends	283	185
	Reversal of revaluations	4	-52
	Foreign currency translation	1	-
	Revaluations at December 31	38	45
	Carrying amount at December 31	1,128	971

Holdings in associated undertakings		Share capital (%)	Total assets	Total liabilities	Income	Net profit
Bankpension AB, Stockholm	SEK	20	23	5	3	-
BDB Bankernas Depå AB, Stockholm	SEK	20	13	1	-	-9
DKA II A/S, Copenhagen	DKK	29	292	44	10	-172
DKA I P/S, Copenhagen	DKK	32	621	53	59	80
DKA I Komplementarer A/S, Copenhagen	DKK	32	-	-	-	-
Ejendomsaktieselskabet af 22. juni 1966, Copenhagen	DKK	50	18	4	1	-
Investeringsselskabet af 23. marts 2001 A/S, Copenhagen	DKK	49	174	-	-	173
Luxembourg International Consulting S.A., Luxembourg	EUR	33	4	-	3	3
MVC Holding AB, Gothenburg	SEK	33	2	-	-	-
Medicon Valley Capital Management AB, Gothenburg	SEK	37	17	5	1	1
LR Realkredit A/S, Copenhagen	DKK	31	9,844	6,321	407	101
Danmarks Skibskredit A/S, Copenhagen	DKK	24	62,542	53,383	2,377	443
Aktieselskabet Reinholdt W. Jorck, Copenhagen	DKK	28	856	238	62	102
Multidata Holding A/S, Ballerup	DKK	44	243	156	470	45
PBS Holding A/S, Ballerup	DKK	26	2,419	1,949	2,076	242
E-nettet Holding A/S, Copenhagen	DKK	28	132	46	12	4
Interessentskabet af 23. dec. 1991, Copenhagen	DKK	30	771	11	64	48
Automatia Pankkiautomaatit Oy, Helsinki	EUR	33	2,712	2,551	487	32
MB Equity Fund Ky, Helsinki	EUR	21	1	-	-	-
Primasoft Oy, Helsinki	EUR	20	409	313	461	36
Tapio Technologies, Helsinki	EUR	20	11	8	10	-

The information published is extracted from the companies' most recent annual reports.
Note 21 shows associated undertakings recognised as Assets under insurance contracts.

Note (DKr m)

23 **Intangible assets**

2007	Goodwill	Software developed	Customer relations	Other	Total
Cost at January 1	5,809	1,122	1,675	227	8,833
Additions	76	494	-	72	642
Additions on acquisition of business	17,610	148	4,371	980	23,109
Disposals	-	-	-	16	16
Foreign currency translation	-194	-	-109	-	-303
Cost at December 31	23,301	1,764	5,937	1,263	32,265
Amortisation and impairment charges at January 1	-	254	1,021	174	1,449
Amortisation during the year	-	428	922	247	1,597
Impairment charges during the year	-	1	-	-	1
Reversal of amortisation and impairment charges	-	-	-	16	16
Foreign currency translation	-	-	-65	3	-62
Amortisation and impairment charges at December 31	-	683	1,878	408	2,969
Carrying amount at December 31	23,301	1,081	4,059	855	29,296
Amortised over	Annual impairment test	3 years	3-10 years	1-5 years	

2006	Goodwill	Software developed	Customer relations	Other	Total
Cost at January 1	5,754	686	1,656	200	8,296
Additions	-	450	-	21	471
Additions on acquisition of business	48	-	-	2	50
Disposals	30	14	-	0	44
Foreign currency translation	37	-	19	4	60
Cost at December 31	5,809	1,122	1,675	227	8,833
Amortisation and impairment charges at January 1	-	83	461	126	670
Amortisation during the year	-	174	560	48	782
Impairment charges during the year	-	8	-	-	8
Reversal of amortisation and impairment charges	-	11	-	-	11
Foreign currency translation	-	-	-	-	-
Amortisation and impairment charges at December 31	-	254	1,021	174	1,449
Carrying amount at December 31	5,809	868	654	53	7,384
Amortised over	Annual impairment test	3 years	3-10 years	1-5 years	

Other intangible assets include contractual rights and rights to names. Contractual rights are amortised over 1-5 years, whereas rights to names are subject to annual impairment testing.

In 2007, the Group expensed DKr1,685m (2006: DKr1,567m) for development projects.

Note	(DKr m)
23	**Impairment testing**

(cont'd) Goodwill and rights to names with indefinite useful lives are subject to annual impairment testing. Such assets are tested at the identifiable cash-generating unit to which assets are allocated.

Impairment testing conducted in 2007 did not indicate that goodwill and rights to names should be written down. Sensitivity analyses involving separate changes in the required rate of return and growth estimates did not produce results that affected this conclusion. Impairment testing conducted in 2006 produced the same result.

Goodwill and rights to names are allocated to the following cash-generating units: Banking Activities Finland (Sampo Bank), Banking Activities Northern Ireland (Northern Bank), Banking Activities Ireland (National Irish Bank), Banking Activities Norway (Krogsveen and Nylander), Banking Activities Baltics (Sampo Bank), Danske Markets, Danske Capital and other. The latter includes all acquisitions and goodwill or rights to names worth less than DKr100m. Note 37 contains additional information about acquisitions of subsidiary undertakings in 2007 and 2006.

	2007			2006
	Goodwill	Rights to names	Total	Goodwill
Banking Activities Finland	11,288	465	11,753	-
Banking Activities Baltics	3,479	-	3,479	-
Banking Activities Northern Ireland	2,330	-	2,330	2,550
Banking Activities Ireland	2,942	-	2,942	2,942
Banking Activities Norway	184	-	184	180
Danske Markets	1,126	-	1,126	-
Danske Capital	1,812	-	1,812	-
Other	140	-	140	137
Total	23,301	465	23,766	5,809

Impairment tests compare the carrying amount and the estimated present value of expected future cash flows. The special debt structure of financial institutions requires the use of a simplified equity model to calculate the present value of future cash flows. The model is based on approved strategies and earnings estimates for the cash-generating units for the next five years. The most important parameters used to determine future cash flows are trends in balance sheet items in the form of risk-weighted items. For the terminal period (>5 years), the model assumes growth rates of 0-4%. The levels of these estimates do not exceed expectations for general macroeconomic growth in the markets of the business areas.

The estimated cash flows are discounted at a risk-adjusted required rate of return before tax.

Impairment test assumptions

	2007			2006		
(%)	Avg. annual growth 1-5 yrs	Avg. annual growth >5 yrs	Req. pre-tax rate of return	Avg. annual growth 1-5 yrs	Avg. annual growth >5 yrs	Req. pre-tax rate of return
Banking Activities Finland	6.6	2.5	12.0	-	-	-
Banking Activities Baltics	16.0	4.0	12.0	-	-	-
Banking Activities Northern Ireland	9.4	2.5	12.0	9	3	12
Banking Activities Ireland	17.4	3.5	12.0	20	4	12
Banking Activities Norway	-	-	12.0	2	-	12
Danske Markets	2.0	-	12.0	-	-	-
Danske Capital	2.0	-	12.0	-	-	-

Sampo Bank group

In 2007, Danske Bank acquired the shares of the Sampo Bank group. The activities of the Sampo Bank group were incorporated in the business structure of the Danske Bank Group as of 2007. The activities are reported under Banking Activities Finland and Banking Activities Baltics. The trading activities of Sampo Bank form part of Danske Markets, while wealth management activities have been incorporated in Danske Capital.

With the acquisition, the Group reinforced its competitive position on the northern European market and supported its business platform. The integration process is on schedule, and budgets and business plans presented confirm the financial assumptions on which the Group based its acquisition. Consequently, the impairment test did not result in impairment of goodwill or rights to names.

Note (DKr m)

23 Banking Activities Northern Ireland (Northern Bank)

(cont'd) In 2005, Danske Bank acquired Northern Bank, which is now part of Banking Activities Northern Ireland. The acquisition forms part of the Group's strategy of reinforcing its competitive position on the northern European market. The launch of new product packages and other services supports the position of Northern Bank as the leading retail bank in the highly competitive market in Northern Ireland. The Group expects Northern Bank to maintain its position in the budget period. In the terminal period, the growth rate is estimated at 2.5%. A sensitivity analysis of the assumptions shows that growth in the terminal period may be negative or the required rate of return may be increased by more than 6 percentage points without this leading to impairment.

Banking Activities Ireland (National Irish Bank)

In 2005, Danske Bank acquired National Irish Bank, which is now part of Banking Activities Ireland. The acquisition forms part of the Group's strategy of reinforcing its competitive position on the northern European market. The activities of National Irish Bank are growing rapidly, supported by the expansion of its branch network. The market in the Republic of Ireland is characterised by fierce competition that puts pressure on lending margins. However, growth in both deposits and lending more than compensates for the negative effects of competition. The Group expects the growth of National Irish Bank to continue to outperform market growth in the budget period. In the terminal period, the growth rate is estimated at 3.5%. A sensitivity analysis of the assumptions shows that growth in the terminal period may increase by 0.6% or the required rate of return may be 0.9 percentage point higher without this leading to impairment.

Banking Activities Norway (Krogsveen and Nylander)

Fokus Krogsveen Nylander AS is a merger of the two estate-agency chains Krogsveen and Nylander acquired by Danske Bank in 2005 and 2006, respectively. Fokus Krogsveen Nylander AS is the third-largest chain of estate agencies in Norway with 37 offices in the Oslo area. In the terminal period, no growth is expected. Negative growth in the terminal period or a higher required rate of return will lead to impairment.

Note		2007	2006
24	**Investment property**		
	Fair value at January 1	3,914	3,626
	Additions	980	419
	Property improvement expenditure	1	3
	Disposals	170	325
	Fair value adjustment	179	191
	Fair value at December 31	4,904	3,914
	Required rate of return used to calculate fair value	4.0-7.5	4.0-8.0

Rental income from investment property totalled DKr170m in 2007 (2006: DKr176m). Expenses directly attributable to investment property that generated rental income amounted to DKr5m (2006: DKr5m), whereas expenses directly attributable to investment property that did not generate rental income amounted to DKr2m (2006: DKr1m).

The fair value of investment property is calculated on the basis of a standard operating budget and a return rate fixed for the individual property less expenses for temporary factors. The operating budget factors in a conservative estimate of the market rent that could be earned on currently unoccupied premises and adjustments for existing leases that deviate materially from standard terms and conditions. Repair and maintenance expenses are calculated on the basis of the condition, year of construction, materials, etc., of the property. The return rate is calculated on the basis of the property's location, applications and condition as well as the term and credit quality, etc., of leases.

Note (DKr m)

25 **Tangible assets**

2007	Domicile property	Machinery and equipment	Lease assets	Total
Cost at January 1	5,259	2,308	4,313	11,880
Additions	60	359	2,230	2,649
Disposals	19	211	1,272	1,502
Transferred to real property held for sale	63	-	-	63
Additions on acquisition of business	139	223	385	747
Foreign currency translation	-20	-18	-3	-41
Cost at December 31	5,356	2,661	5,653	13,670
Depreciation and impairment charges at January 1	1,091	1,784	1,151	4,026
Depreciation during the year	71	331	1,206	1,608
Impairment charges during the year	19	-	-	19
Transferred to real property held for sale	4	-	-	4
Reversal of depreciation and impairment charges	71	182	1,011	1,264
Foreign currency translation	-11	-17	1	-27
Depreciation and impairment charges at December 31	1,095	1,916	1,347	4,358
Carrying amount at December 31	4,261	745	4,306	9,312
Depreciated over	20-50 years	3-10 years	3 years	

At the end of 2007, the fair value of domicile property was DKr6,098m.

2006	Domicile property	Machinery and equipment	Lease assets	Total
Cost at January 1	5,142	2,387	3,460	10,989
Additions	35	197	1,583	1,815
Disposals	77	33	824	934
Transfer	162	-254	92	-
Transferred to real property held for sale	11	-	-	11
Additions on acquisition of business	-	4	-	4
Foreign currency translation	8	7	2	17
Cost at December 31	5,259	2,308	4,313	11,880
Depreciation and impairment charges at January 1	1,172	1,640	929	3,741
Depreciation during the year	72	286	589	947
Impairment charges during the year	4	-	-	4
Transfer	62	-117	55	-
Transferred to real property held for sale	2	-	-	2
Reversal of depreciation and impairment charges	217	19	422	658
Foreign currency translation	-	-6	-	-6
Depreciation and impairment charges at December 31	1,091	1,784	1,151	4,026
Carrying amount at December 31	4,168	524	3,162	7,854
Depreciated over	20-50 years	3-10 years	3 years	

At the end of 2006, the fair value of domicile property was DKr5,491m.

Note	(DKr m)	2007	2006
26	**Other assets**		
	Interest and commissions due	13,007	8,085
	Other amounts due	21,317	12,857
	Pension assets	370	308
	Real property taken over under non-performing loans	1	-
	Total	34,695	21,250
27	**Due to credit institutions and central banks**		
	Repo transactions	154,605	131,842
	Other amounts due	522,750	432,707
	Total	677,355	564,549
28	**Deposits**		
	Repo deposits	125,721	104,044
	Other deposits	798,274	598,899
	Total	923,995	702,943
29	**Liabilities under insurance contracts**		
	Life insurance provisions	170,153	175,481
	Provisions for unit-linked insurance contracts	21,054	17,803
	Collective bonus potential	13,462	13,864
	Other technical provisions	7,868	7,586
	Total provisions for insurance contracts	212,537	214,734
	Other liabilities	1,620	1,707
	Intra-group balances	-738	-648
	Total	213,419	215,793
	Provisions for insurance contracts		
	Balance at January 1	214,734	210,118
	Premiums paid	15,876	14,907
	Benefits paid	-15,826	-14,163
	Interest added to policyholders' savings	7,858	8,663
	Fair value adjustment	-6,208	-6,375
	Foreign currency translation	-52	53
	Change in collective bonus potential	-811	2,597
	Other changes	-3,034	-1,066
	Balance at December 31	212,537	214,734
30	**Deferred tax**		
	Deferred tax assets	635	440
	Deferred tax liabilities	3,397	1,889
	Deferred tax, net	2,762	1,449

In addition to the deferred tax provided for on the balance sheet, the Group is liable for deferred tax of DKr280m (2006: DKr0m) for shares in subsidiary undertakings held for less than three years.

Note (DKr m)

30 (cont'd) **Change in deferred tax**

2007	At Jan. 1	Foreign currency translation	Additions on acquisition of business	Included in profit for the year	Included in shareholders' equity	At Dec. 31
Intangible assets	404	20	1,387	-282	-	1,529
Tangible assets	1,916	-5	52	-842	-	1,121
Securities	-245	-	-128	1,027	-41	613
Provisions for obligations	-649	1	91	123	-	-434
Tax loss carryforwards	-	-	-2	-3	-	-5
Other	23	-	2	-87	-	-62
Total	1,449	16	1,402	-64	-41	2,762
Adjustment of prior-year tax charges included in preceding item				209		

2006	At Jan. 1	Foreign currency translation	Additions on acquisition of business	Included in profit for the year	Included in shareholders' equity	At Dec. 31
Intangible assets	476	6	-	-78	-	404
Tangible assets	1,778	4	-	134	-	1,916
Securities	-120	-	-	-149	24	-245
Provisions for obligations	-1,108	-3	-	462	-	-649
Other	49	2	10	-38	-	23
Total	1,075	9	10	331	24	1,449
Adjustment of prior-year tax charges included in preceding item				6		

31 **Other liabilities**

	2007	2006
Sundry creditors	37,252	25,420
Accrued interest and commissions	21,803	17,146
Pension obligations	1,675	1,925
Other staff commitments	2,609	2,038
Irrevocable loan commitments and guarantees	290	212
Reserves subject to a reimbursement obligation	268	358
Other obligations	54	100
Total	63,951	47,199

	Irrevocable loan commitments, etc.	Reserves subject to a reimbursement obligation	Other obligations
January 1, 2007	212	358	100
New and increased obligations	382	-	22
Reversal of obligations	304	-	56
Spent	-	97	12
Effect of adjustment of discount rate or term	2	7	-
Foreign currency translation	-2	-	-
December 31, 2007	290	268	54

The Group has issued a number of irrevocable loan commitments and guarantees, which are valued at the higher of the received premium amortised over the life of the obligation and the provision made, if any. Provisions are made if claims for payment under the loan commitments or guarantees seem likely and the amount payable may be reliably measured. Obligations are recognised at the fair value of expected payments.

Reserves in early series subject to a reimbursement obligation relate to mortgage loan agreements under which the borrower's share of the series reserve fund is disbursed to the borrower on repayment of the loan in accordance with the terms and conditions applying to the series. Until 2031, the Group's obligation will gradually be reduced in accordance with the individual loan repayment profiles. Factors that affect the repayment profiles include changes in interest rates and cash flows.

Other obligations consists primarily of provisions for lawsuits.

Note (DKr m)

32 **Subordinated debt**

Subordinated debt consists of liabilities in the form of subordinated loan capital and hybrid core capital which, in the event of Danske Bank's voluntary or compulsory winding-up, will not be repaid until the claims of ordinary creditors have been met. Hybrid core capital ranks below subordinated loan capital. Prepayment of subordinated debt must be approved by the Danish FSA.

Subordinated debt is included in the capital base, etc., in accordance with sections 124, 132 and 136 of the Danish Financial Business Act.

Currency	Borrower	Note	Principal (million)	Interest rate	Issued	Maturity	Redemption price	2007 (DKr m)	2006 (DKr m)
Redeemed loans								-	3,306
EUR	Danske Bank A/S	a	700	5.750	2001	26.03.2011	100	5,220	5,219
EUR	Danske Bank A/S	b	400	5.875	2002	26.03.2015	100	2,983	2,982
EUR	Danske Bank A/S	c	500	5.125	2002	12.11.2012	100	3,728	3,728
EUR	Danske Bank A/S	d	500	4.250	2003	20.06.2016	100	3,728	3,728
NOK	Danske Bank A/S	e	1,770	var.	2003	25.05.2014	100	1,655	1,602
GBP	Danske Bank A/S	f	350	5.375	2003	29.09.2021	100	3,552	3,886
NOK	Danske Bank A/S	g	500	var.	2003	15.02.2014	100	468	453
SEK	Danske Bank A/S	h	750	var.	2004	22.12.2013	100	592	619
EUR	Danske Bank A/S	i	700	4.100	2005	16.03.2018	100	5,220	5,219
EUR	Danske Bank A/S	j	500	var.	2005	09.09.2013	100	3,728	3,728
NOK	Danske Bank A/S	k	535	var.	2005	22.03.2014	100	500	484
EUR	Danske Bank A/S	l	500	6.000	2007	20.03.2016	100	3,728	-
EUR	Danica Pension	m	400	4.350	2006	Perpetual	100	2,983	2,982
EUR	Sampo Bank plc	n	50	var.	2003	16.12.2013	100	373	-
EUR	Sampo Bank plc	o	150	var.	2004	17.03.2014	100	1,118	-
EUR	Sampo Bank plc	p	200	var.	2004	31.05.2016	100	1,491	-
Subordinated debt, excluding hybrid core capital								41,067	37,936
Hybrid core capital									
USD	Danske Bank A/S	q	750	5.914	2004	Perpetual	100	3,806	4,246
GBP	Danske Bank A/S	r	150	5.563	2005	Perpetual	100	1,522	1,666
GBP	Danske Bank A/S	s	500	5.684	2006	Perpetual	100	5,074	5,552
EUR	Danske Bank A/S	t	600	4.878	2007	Perpetual	100	4,474	-
SEK	Danske Bank A/S	u	1,350	var.	2007	Perpetual	100	1,065	-
SEK	Danske Bank A/S	v	650	5.119	2007	Perpetual	100	513	-
EUR	Sampo Bank plc	w	125	5.407	2004	Perpetual	100	932	-
EUR	Sampo Bank plc	x	125	var.	2004	Perpetual	100	932	-
EUR	Sampo Bank plc	y	100	var.	2004	Perpetual	100	746	-
Total hybrid core capital								19,064	11,464
Nominal subordinated debt								60,131	49,400
Hedging of interest rate risk at fair value								-713	-156
Holding of own bonds								-393	-293
Total subordinated debt								59,025	48,951
The capital base includes								51,168	46,126

Note	(DKr m)	
32	a	Repayable as of Mar. 2008. If debt is not repaid, the annual interest rate is 2.25 percentage pts higher than 3M EURIBOR.
(cont'd)	b	Repayable as of Mar. 2012. If debt is not repaid, the annual interest rate is 2.07 percentage pts higher than 3M EURIBOR.
	c	Repayable as of Nov. 2009. If debt is not repaid, the annual interest rate is 2.30 percentage pts higher than 3M EURIBOR.
	d	Repayable as of Jun. 2013. If debt is not repaid, the annual interest rate is 2.05 percentage pts higher than 3M EURIBOR.
	e	Interest is paid at an annual rate 0.76 of a percentage point higher than 3M NIBOR. Repayable as of May 2011. If debt is not repaid, the annual interest rate is 2.26 percentage pts higher than 3M NIBOR.
	f	*Repayable as of Sep. 2018. If debt is not repaid, the annual interest rate is 1.94 percentage pts higher than 3M GBP LIBOR.*
	g	Interest is paid at an annual rate 0.47 of a percentage point higher than 3M NIBOR. Repayable as of Feb. 2011. If debt is not repaid, the annual interest rate is 1.97 percentage pts higher than 3M NIBOR.
	h	Interest is paid at an annual rate 0.34 of a percentage point higher than 3M STIBOR. Repayable as of Dec. 2010. If debt is not repaid, the annual interest rate is 1.835 percentage pts higher than 3M STIBOR.
	i	Repayable as of Mar. 2015. If debt is not repaid, the annual interest rate is 1.81 percentage pts higher than 3M EURIBOR.
	j	Interest is paid at an annual rate 0.20 of a percentage point higher than 3M EURIBOR. Repayable as of Sep. 2010. If debt is not repaid, the annual interest rate is 1.70 percentage pts higher than 3M EURIBOR.
	k	Interest is paid at an annual rate 0.20 of a percentage point higher than 3M NIBOR. Repayable as of Mar. 2011. If debt is not repaid, the annual interest rate is 1.70 percentage pts higher than 3M NIBOR.
	l	Repayable as of Mar. 2013. If debt is not repaid, the annual interest rate is 2.95 percentage pts higher than 3M EURIBOR.
	m	Repayable as of Oct. 2011. If debt is not repaid, the annual interest rate is 2.08 percentage pts higher than 3M EURIBOR.
	n	Interest is paid at an annual rate 0.52 of a percentage point higher than 3M EURIBOR. Repayable as of Dec. 2008. If debt is not repaid, the annual interest rate is 2.02 percentage pts higher than 3M EURIBOR.
	o	Interest is paid at an annual rate 0.50 of a percentage point higher than 3M EURIBOR. Repayable as of Mar. 2009. If debt is not repaid, the annual interest rate is 2.00 percentage pts higher than 3M EURIBOR.
	p	Interest is paid at an annual rate 0.25 of a percentage point higher than 3M EURIBOR. Repayable as of May. 2011. If debt is not repaid, the annual interest rate is 1.75 percentage pts higher than 3M EURIBOR.
	q	Repayable as of Jun. 2014. If debt is not repaid, the annual interest rate is 1.66 percentage pts higher than 3M USD LIBOR.
	r	Repayable as of Mar. 2017. If debt is not repaid, the annual interest rate is 1.44 percentage pts higher than 3M GBP LIBOR.
	s	Repayable as of Feb. 2017. If debt is not repaid, the annual interest rate is 1.70 percentage pts higher than 3M GBP LIBOR.
	t	Repayable as of May 2017. If debt is not repaid, the annual interest rate is 1.62 percentage pts higher than 3M EURIBOR.
	u	Interest is paid at an annual rate 0.65 of a percentage point higher than 3M STIBOR. Repayable as of Feb. 2017. If debt is not repaid, the annual interest rate is 1.65 percentage pts higher than 3M STIBOR.
	v	Repayable as of Aug. 2017. If debt is not repaid, the annual interest rate is 1.65 percentage pts higher than 3M EURIBOR.
	w	Repayable as of Mar. 2014. If debt is not repaid, the annual interest rate is 2.15 percentage pts higher than 3M EURIBOR.
	x	Interest is paid at an annual rate 1.6 percentage points higher than 3M EURIBOR. Repayable as of Dec. 2010.
	y	Interest is paid at an annual rate 0.3 of a percentage point higher than TEC 10. Repayable as of Mar. 2014.

Note	(DKr m)	2007	2006
33	**Pension plans**		
	Contributions to external defined contribution plans	591	399
	Contributions to internal defined contribution plans	526	459
	Total contributions to defined contribution plans	1,117	858
	Contributions to defined benefit plans, standard cost	372	238
	Adjustment of plans and business acquisitions	-98	-352
	Foreign currency translation	-102	35
	Total	1,289	779

A significant number of the Group's pension plans are defined contribution plans under which the Group makes contributions to insurance companies, including Danica Pension. Such payments are expensed when they are made. Defined benefit plans are typically funded by contributions made by employers and employees to separate pension funds that, on behalf of the members, invest the contributions to fund future pension obligations. The Group also has unfunded pension plans that are recognised directly on the consolidated balance sheet.

Defined benefit plans in Northern Ireland and the Republic of Ireland account for most of the Group's obligations under such plans. The defined benefit scheme in Northern Ireland does not accept new members as opposed to the defined benefit scheme in the Republic of Ireland. The defined benefit plans of both business areas are funded through pension funds.

In Denmark, most of the employees have defined contribution plans. Defined benefit plans for employees working in Denmark are funded by contributions to pension funds, the majority of which are regulated by Danish company pension funds law. Most of the schemes do not accept new members, and most of them are in payment.

In Sweden, the defined benefit scheme accepts new members. The plans are funded in a pension fund, with an upper limit on the salary level on the basis of which pension obligations may be calculated. In 2006, the defined benefit scheme in Norway was closed. Consequently, only a small portfolio of unfunded defined benefit plans exists, which is recognised on the balance sheet under Other liabilities.

The Group's defined benefit plans are computed on the basis of external actuarial calculations, and actuarial gains and losses are recognised using the corridor method. The actuarial calculations show an unrecognised net pension asset of DKr376m at December 31, 2007 (2006: unrecognised net pension asset of DKr34m).

The net pension assets/obligations of the individual pension funds are recognised under Other assets and Other liabilities, respectively.

	2007	2006
Defined benefit plans		
Present value of unfunded pension obligations	145	144
Present value of fully or partly funded pension obligations	11,953	12,861
Fair value of assets under the plans	11,169	11,422
Net pension obligation at December 31	929	1,583
Actuarial gains/losses not recognised in the net pension obligation	376	34
Net pension obligation according to IFRSs at December 31	1,305	1,617
Net pension obligation recognised on the balance sheet		
Pension assets recognised under Other assets	370	308
Pension provisions recognised under Other liabilities	1,675	1,925
Total	1,305	1,617

Note	(DKr m)						
33	**Changes in net pension obligation**						
(cont'd)			2007			2006	
		Assets	Liabilities	Net	Assets	Liabilities	Net
	At January 1	11,422	13,005	1,583	11,400	13,857	2,457
	Expenses incurred during the accounting year	-	294	294	-	324	324
	Calculated interest expenses	-	584	584	-	557	557
	Estimated return on assets under the plans	718	-	-718	691	-	691
	Pension expenses incurred during previous years	-	212	212	-	48	48
	Standard cost	718	1,090	372	691	929	238
	Actuarial gains/losses	-1,051	-1,393	342	377	-193	570
	Employer contributions to the plans	484	-	484	225	-	225
	Benefits paid out by pension funds	-459	-459	-	-410	-410	-
	Adjustment of plans and business acquisitions	4	-94	-98	-845	-1,197	-352
	Foreign currency translation	51	-51	-102	-16	19	35
	At December 31	11,169	12,098	929	11,422	13,005	1,583
	Actuarial gains/losses not recognised in the net pension obligation	282	-94	376	1,333	1,299	34
	Net pension obligation at December 31	10,887	12,192	1,305	10,089	11,706	1,617

The Group expects its pension contributions to total DKr300m in 2008.

	2007	2006
Expenses for defined benefit plans		
Expenses incurred during the accounting year	294	324
Calculated interest expenses	584	557
Estimated return on assets under the plans	718	691
Pension expenses incurred during previous years	212	48
Standard cost	372	238
Actuarial gains/losses	342	570
Adjustment of plans and business acquisitions	-98	-352
Foreign currency translation	-102	35
Total	-170	-649

The Group's obligations under defined benefit plans are recognised on the basis of actuarial calculations of the present value of the expected benefits. On December 31, the present value of the individual plans was calculated on the basis of the following assumptions:

Average actuarial assumptions at December 31 (%)		
Discount rate	4.8-5.8	4.1-5.2
Return on assets under the plans	5.0-7.1	4.6-7.2
Inflation rate	2.0-3.4	2.3-3.1
Salary adjustment rate	2.8-4.9	2.8-4.6
Pension adjustment rate	2.3-5.0	2.3-5.0

The assumptions of mortality used to recognise pension obligations at the end of 2007 are based on own mortality table DB06 for obligations in Denmark, and standard table DUS06 for obligations in Sweden. Mortality for obligations in Northern Ireland and the Republic of Ireland is based on the 00 series of mortality tables for annuitants and pensioners produced by the British Institute and Faculty of Actuaries. For the obligations of Danske Bank London Branch, the PA92 standard tables are used. The mortality tables are adjusted to reflect the general trends in mortalities of populations and general data on portfolios of persons insured. The assumptions mean that at December 31, 2007, the average life expectancies of insured 60-year-old men and women were 85.5 and 88.3 years, respectively, and 85.9 years for 65-year-old men and 88.5 years for 65-year-old women. The corresponding figures for 2006 were 84.3 and 87.8 for 60-year-olds, and 84.9 and 88.2 for 65-year-olds.

Note (DKr m)

33 (cont'd) **Pension assets**

(%)	2007 Share at Dec. 31	2007 Expected return at Jan. 1	2007 Actual return at Dec. 31	2006 Share at Dec. 31	2006 Expected return at Jan. 1	2006 Actual return at Dec. 31
Shares	57.1	8.1	5.6	60.0	7.8	10.0
Government and mortgage bonds	23.8	4.6	1.1	23.0	3.6	-0.2
Index-linked bonds	8.1	4.4	7.3	8.2	3.9	2.4
Corporate bonds	4.4	5.1	2.5	4.2	4.6	0.8
Real property	2.6	6.2	5.8	2.6	5.2	9.0
Cash and cash equivalents	4.0	4.8	2.3	2.0	3.5	1.3
Total	100.0	6.7	4.5	100.0	6.1	6.0

Historical trend in defined benefit plans	2007	2006	2005
Present value of pension obligations	12,098	13,005	13,857
Fair value of assets under the plans	11,169	11,422	11,400
Actuarial gains/losses not recognised in the net pension obligation	376	34	-534
Net pension obligation at December 31	1,305	1,617	1,923

Transactions with related pension funds comprised loans and advances worth DKr8m (2006: DKr8m), deposits worth DKr139m (2006: DKr139m), issued bonds worth DKr255m (2006: DKr245m), derivatives with positive fair value worth DKr131m (2006: DKr33m), derivatives with negative fair value worth DKr322m (2006: DKr59m), interest expenses in the amount of DKr15m (2006: DKr15m), and pension contributions worth DKr484m (2006: DKr263m).

34 **Contingent liabilities**

The Group offers different types of loan-related financial instruments to accommodate customers' financial requirements. Such instruments include loan offers and other credit facilities, guarantees, etc., that are not included on the balance sheet.

	2007	2006
Guarantees		
Financial guarantees	8,169	5,830
Mortgage finance guarantees	3,549	3,300
Other guarantees	97,524	71,438
Total	109,242	80,568

Other liabilities		
Irrevocable loan commitments shorter than 1 year	97,598	140,253
Irrevocable loan commitments longer than 1 year	131,940	119,320
Other obligations	3,542	884
Total	233,080	260,457

Owing to its business volume, the Danske Bank Group is continually a party to various lawsuits. In view of its size, the Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of what they would have been entitled to under ordinary terms of employment.

Note	(DKr m)	2007	2006

35 **Assets deposited as collateral**

At the end of 2007, the Group had deposited securities worth DKr331,673m with Danish and international clearing centres, etc., as collateral (2006: DKr230,436m).

In connection with repo transactions, which consist of a sale of securities to be repurchased at a later date, the securities remain on the balance sheet and the amounts received are carried as deposits. Securities in repo transactions are treated as assets provided as collateral for liabilities. At the end of 2007, the carrying amount of such securities totalled DKr277,379m (2006: DKr231,873m). The counterparty is entitled to sell the securities or deposit them as collateral for other loans.

At the end of 2007, assets under insurance contracts worth DKr212,017m had been registered as collateral for policyholders' savings (2006: DKr212,189m).

At the end of 2007, mortgage loans worth DKr627,809m and other assets worth DKr3,035m had been registered as collateral for issued mortgage bonds, including mortgage covered bonds (2006: DKr602,584m and DKr8,177m, respectively).

At the end of 2007, loans and advances worth DKr23,886m had been registered as collateral for covered bonds issued under Danish and Finnish law.

36 **Leasing**

The Group as lesser

The Group offers fleet management, truck leasing, IT leasing, machinery leasing of, for example, agricultural machinery, and real property leasing under both finance and operating leases.

Payments due under finance leases

Bank loans and advances includes payments due under finance leases worth DKr20,201m at December 31, 2007 (2006: DKr18,664m).

	2007	2006
Finance leases		
At January 1	18,664	16,011
Additions	7,898	8,706
Disposals	6,361	6,053
At December 31	20,201	18,664
Finance leases expiring		
within 1 year	2,028	1,782
in 1 to 5 years	12,680	11,537
after 5 years	5,493	5,345
Total	20,201	18,664
Gross investment in finance leases expiring		
within 1 year	2,378	2,726
in 1 to 5 years	15,455	13,634
after 5 years	7,368	6,337
Total	25,201	22,697
Unearned finance income	5,000	4,033
Unguaranteed residual amount	2,735	2,766

Impairment charges for finance leases amounted to DKr154m at December 31, 2007 (2006: DKr181m).

Note	(DKr m)	2007	2006
36	**Payments due under operating leases**		
(cont'd)	Assets leased under operating leases are recognised as tangible assets (lease assets and domicile property), investment property and investment property under insurance contracts. The table below shows the minimum lease payments broken down by lease term.		
	Operating leases expiring		
	within 1 year	1,051	979
	in 1 to 5 years	2,357	1,907
	after 5 years	1,555	621
	Total	4,963	3,507

The Group as lessee

The Group is the lessee under a number of operating leases under which payments fall due over a number of years. The leases involve primarily leasing of real property, tools and equipment and are not carried on the balance sheet. The table below shows the minimum lease payments broken down by lease term.

	2007	2006
Operating leases expiring		
within 1 year	360	345
in 1 to 5 years	1,088	1,094
after 5 years	1,639	1,751
Total	3,087	3,190

Staff costs and administrative expenses includes lease payments in the amount of DKr794m (2006: DKr546m).

The Group has not entered into finance leases with the Group as the lessee.

Note (DKr m)

37 Acquisition of subsidiary undertakings

Sampo Bank group	Date	Fair value of net assets	Goodwill on acquisition	Acquisition costs	Total purchase price	Included in net profit
Banking Activities Finland	01.02.2007	11,516	11,205			473
Banking Activities Baltics	01.02.2007	1,685	3,467			289
Danske Markets	01.02.2007	-	1,126			317
Danske Capital	01.02.2007	-	1,812			225
Total		13,201	17,610	578	30,811	1,304

In November 2006, the Danske Bank Group made an agreement to purchase the shares of the Finnish Sampo Bank. The purchase was approved on January 30, 2007, and effected on February 1, 2007. The accounts of the Sampo Bank group were consolidated in the accounts of the Danske Bank Group with effect from this date.

Assuming that the Group had taken over the Sampo Bank group with effect from January 1, 2007, the estimated effects on profit and total income would have amounted to increases of DKr162m and DKr506m, respectively. The effect of the consolidation of Sampo Bank on profit before amortisation of intangible assets for the period February to December 2007 was an increase of DKr1,797m.

The table shows the breakdown of the purchase price by net assets, identifiable intangible assets and goodwill.

Goodwill represents the value of the expected profitability of the companies acquired which cannot be attributed reliably to individually identifiable assets, including the value of staff, know-how and position in the community as well as expected synergies from the integration into the Danske Bank Group.

At the acquisition of Sampo Bank, the Group also acquired the right to use the name Sampo Bank. The right is considered to have an indefinite useful life as the name has been used for a considerable number of years and is well-established in Finland. Consequently, the name will play a vital role in the future branding of the Group's activities in Finland together with Danske Bank's logo and colours. There are no legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life.

With this acquisition, the Group reinforced its competitive position on the Nordic market, and the investment in Finland supports the Group's strategy of expanding its retail banking operations in northern Europe. The subsidiary banks of Sampo Bank in Lithuania, Estonia and Latvia have grown considerably, primarily as a result of a larger market share of local real-property financing.

The expenses for the acquisition of Sampo Bank comprise legal fees, auditors' fees, fees to financial advisers and other specialists, and direct transaction costs.

The fair value of loans, advances and deposits on the opening balance sheet has been increased by DKr308m compared with the carrying amount of these items recognised before the acquisition. The effect of the value adjustment on interest income generated by Banking Activities Finland is a decrease of about DKr170m in 2007 and a decrease of about DKr70m in each of the following four years, and an increase of DKr35m in the interest income generated by Danske Markets in 2007.

The fair value of issued bonds on the opening balance sheet has been increased by DKr77m compared with the carrying amount of this item recognised before the acquisition. This value adjustment increased the interest income generated by Danske Markets in 2007.

Note	(DKr m)		
37	**Breakdown of purchase price**		
(cont'd)	Purchase price	30,233	
	Costs	578	
	Total	30,811	

		Amortisation/ depreciation (years)
Total purchase price:		
Net assets at market value, excl. items below	9,403	
Identifiable intangible assets		
Customer relations	4,371	10 years
Other contractual rights	349	1-5 years
Rights to name	465	Annual impairment test
Deferred tax	-1,387	
Net assets acquired	13,201	
Goodwill	17,610	Annual impairment test

Net assets acquired	Fair value at the time of acquisition	Carrying amount before acquisition
Due from credit institutions	13,258	13,258
Investment securities	1,001	1,001
Bank loans and advances	158,379	158,280
Trading portfolio assets	14,586	14,603
Intangible assets	5,690	530
Tangible assets	747	673
Other assets	8,699	8,450
Total assets	202,360	196,795
Due to credit institutions	6,595	6,595
Deposits	91,946	92,155
Trading portfolio liabilities	3,922	3,922
Other issued bonds	69,182	69,105
Subordinated debt	7,825	7,825
Other liabilities	9,689	8,196
Total liabilities	189,159	187,798
Net assets acquired	13,201	8,997

The figures were calculated just before the date of acquisition in accordance with the accounting policies of the Sampo Bank group (IFRSs). The amounts were translated into Danish kroner at the exchange rate prevailing at the time of acquisition.

Note	(DKr m)						
37 (cont'd)	**Acquisitions in 2006**	Date	Fair value of net assets	Goodwill on acquisition	Acquisition costs	Total purchase price	Included in net profit
	Real-estate agency businesses	2006	11	48	-	59	-

In 2006, the Danske Bank Group acquired against settlement in cash, through Krogsveen, the shares of five small companies that conduct real-estate agency business in Norway. The companies were consolidated in the accounts at the time of acquisition. Assuming that the Group had taken over the companies at the beginning of the year, the estimated effects on the profit for the year and total income would have amounted to increases of DKr3m and DKr24m, respectively.

Goodwill represents the value of the expected profitability of the companies acquired which cannot be attributed reliably to individually identifiable assets as well as expected synergies from the merger with the Danske Bank Group.

	Real-estate agency business	
Net assets acquired	Fair value at the time of acquisition	Carrying amount before acquisition
Due from credit institutions	5	5
Intangible assets	2	2
Tangible assets	4	4
Other assets	43	43
Total assets	54	54
Due to credit institutions	4	4
Other liabilities	39	39
Total liabilities	43	43
Net assets acquired	11	11

The figures were calculated just before the date of acquisition in accordance with the accounting policies of the companies. The amounts were translated into Danish kroner at the exchange rate prevailing at the time of consolidation.

Note (DKr m)

38 **Related parties**

	Parties with significant influence		Associated undertakings		Board of Directors		Executive Board	
	2007	2006	2007	2006	2007	2006	2007	2006
Loans and loan commitments	11,416	12,954	3,044	2,078	32	82	15	11
Securities and derivatives	4,085	2,302	10,748	2,704	-	-	-	-
Deposits	2,124	1,787	1,374	200	31	24	13	18
Guarantees issued	1,073	1,216	30	-	-	-	-	-
Guarantees received	131	147	-	-	-	1	-	2
Collateral received	273	4,264	1,160	89	13	23	10	7
Interest income	163	192	292	8	1	1	1	-
Interest expense	154	185	18	5	1	1	1	-
Fee income	7	5	5	2	-	-	-	-
Dividend income	14	15	311	215	-	-	-	-
Other income	29	15	5	3	-	-	-	-

Related parties with significant influence are shareholders with holdings exceeding 20% of the share capital of Danske Bank A/S (see list in Management's report). Notes 21 and 22 list associated undertakings. The Board of Directors and the Executive Board columns comprise the personal facilities, deposits, etc., of members of the Board of Directors and the Executive Board and their dependants.

The average rates at which interest was added to credit facilities granted to the Board of Directors and the Executive Board in 2007 were 4.5% and 4.6%, respectively (2006: 4.7% and 4.8%). Note 8 specifies the remuneration and shareholdings of the management.

Pension funds set up with the purpose of paying out pension benefits to employees of the Danske Bank Group are also considered related parties. Note 33 specifies transactions with such pension funds.

Danske Bank A/S acts as the bank of a number of its related parties. Payment services, trading in securities, etc., investment and placement of surplus liquidity and provision of short- and long-term funding are the primary services provided by Danske Bank A/S.

Furthermore, Danica Pension manages the employer pension plans of a number of related parties, and Danske Capital manages the assets of a number of the Group's pension funds.

The above figures do not include debt to related parties in the form of issued notes. Such notes are bearer securities, and consequently, the Group does not know the identity of the holders. Shares in Danske Bank may be registered by name. The Management's report lists holdings of the Bank's share capital of 5% or more based on the most recent reporting of holdings to the Bank.

Transactions with related parties are settled on market terms.

Note	(DKr m)

39 **Fair value information**

Financial instruments are carried on the balance sheet at fair value or amortised cost. The table below breaks down the financial instruments of each item by valuation method.

	2007		2006	
	Fair value	Amortised cost	Fair value	Amortised cost
Financial assets				
Cash in hand and demand deposits with central banks	-	13,861	-	12,319
Due from credit institutions and central banks	-	345,959	-	275,268
Trading portfolio assets	652,137	-	490,954	-
Financial investment securities	35,328	2,323	22,491	3,847
Assets held for sale	-	-	-	1,787
Bank loans and advances	-	1,360,413	-	1,054,322
Mortgage loans	627,809	-	602,584	-
Assets under pooled schemes and unit-linked investment contracts	40,758	-	39,602	-
Assets under insurance contracts	164,299	1,798	171,413	552
Total	1,520,331	1,724,354	1,327,044	1,348,095
Financial liabilities				
Due to credit institutions and central banks	-	677,355	-	564,549
Trading portfolio liabilities	331,547	-	236,524	-
Liabilities held for sale	-	-	-	888
Deposits	-	923,995	-	702,943
Issued mortgage bonds	518,693	-	484,217	-
Deposits under pooled schemes and unit-linked investment contracts	50,260	-	46,983	-
Other issued bonds	-	402,391	-	293,736
Subordinated debt	-	59,025	-	48,951
Irrevocable loan commitments and guarantees	-	290	-	212
Total	900,500	2,063,056	767,724	1,611,279

Financial instruments carried at fair value

The fair value is the amount for which a financial asset could be exchanged between knowledgeable, willing parties. If an active market exists, the market price is applied. If an active market does not exist, which is the case for a number of financial assets and liabilities, a discounted cash flow or generally accepted estimation and valuation techniques based on market conditions at the balance sheet date are used to calculate an estimated value.

Generally, the Group applies valuation techniques to OTC derivatives, unlisted trading portfolio assets and liabilities as well as unlisted financial investment securities. The most frequently used valuation and estimation techniques include the pricing of transactions with future settlement and swap models that apply present value calculations, credit pricing models and options models, such as Black & Scholes models.

The fair value of financial instruments is calculated on the basis of the following assumptions:

- The fair value of assets and liabilities in the trading portfolio is calculated at quoted prices, if available. If such prices are not available, generally accepted valuation techniques are used.
- The fair value of mortgage loans and issued mortgage bonds is calculated on the basis of the prices quoted for the issued bonds. The fair value is adjusted for the fair value of the credit risk on mortgage loans (see note 19 for additional details).
- Financial investment securities (see note 16) include unlisted shares measured at fair value using the fair value guidelines of the European Private Equity & Venture Capital Association (EVCA). These valuation guidelines are based on the estimated fair value of unlisted shares, which is calculated as the price at which an asset could be exchanged between knowledgeable, willing parties.

Note	(DKr m)				
39 (cont'd)	2007	Quoted prices	Observable input	Non-observable input	Total
	Financial assets				
	Trading portfolio assets	434,683	216,911	543	652,137
	Financial investment securities	32,737	2,591	-	35,328
	Assets held for sale	-	-	-	-
	Mortgage loans	-	627,809	-	627,809
	Assets under pooled schemes and unit-linked investment contracts	40,758	-	-	40,758
	Assets under insurance contracts	160,998	-	3,301	164,299
	Total	669,176	847,311	3,844	1,520,331
	Financial liabilities				
	Trading portfolio liabilities	10,339	321,208	-	331,547
	Liabilities held for sale	-	-	-	-
	Issued mortgage bonds	518,693	-	-	518,693
	Deposits under pooled schemes and unit-linked investment contracts	-	50,260	-	50,260
	Total	529,032	371,468	-	900,500

2006	Quoted prices	Observable input	Non-observable input	Total
Financial assets				
Trading portfolio assets	336,914	154,040	-	490,954
Financial investment securities	20,026	2,465	-	22,491
Assets held for sale	-	-	-	-
Mortgage loans	-	602,584	-	602,584
Assets under pooled schemes and unit-linked investment contracts	39,602	-	-	39,602
Assets under insurance contracts	167,201	-	4,212	171,413
Total	563,743	759,089	4,212	1,327,044
Financial liabilities				
Trading portfolio liabilities	7,015	229,509	-	236,524
Liabilities held for sale	-	-	-	-
Issued mortgage bonds	484,217	-	-	484,217
Deposits under pooled schemes and unit-linked investment contracts	-	46,983	-	46,983
Total	491,232	276,492	-	767,724

Note (DKr m)

39 **Financial instruments carried at amortised cost**

(cont'd) The vast majority of amounts due to the Group, loans and advances, and deposits may not be assigned without customers' prior consent. An active market for such financial instruments does not exist, and therefore the fair value information disclosed is based exclusively on data showing changes in the market conditions after the first-time recognition of the instrument, particularly changes in the fair value of interest rate risk. Information about the fair value of financial instruments carried at amortised cost is based on the following assumptions:

- If quoted prices exist, such prices are used. This applies to a very small proportion of loans and advances, certain financial investment securities, issued bonds and subordinated debt. If quoted prices are not available, the following applies:
- The interest rate risk on fixed-rate loans, advances and deposits with terms longer than six months is generally hedged by derivatives. However, the interest rate risk on fixed-rate loans and advances extended by the Group's operations in Finland, Northern Ireland and the Republic of Ireland is hedged by core free funds. Any additional interest rate risk is hedged by derivatives. The hedging principles applied are those of fair value hedge accounting. Consequently, only the fair-value difference of fixed-rate loans in Finland, Northern Ireland and the Republic of Ireland is unhedged.
- The fair value approximation of financial instruments with terms to maturity of less than six months is amortised cost.
- The fair value of the Group's international backup liquidity facilities and syndicated loans, etc., is estimated on the basis of the Group's current required rate of return on similar transactions. As regards issued bonds and subordinated debt, an estimate of the current return required by the market is used.
- As regards other loans and advances, impairment charges are assumed to equal the fair value of the credit risk.

	Carrying amount 2007	Fair value 2007	Carrying amount 2006	Fair value 2006
Financial assets				
Cash in hand and demand deposits with central banks	13,861	13,861	12,319	12,319
Due from credit institutions and central banks	345,959	346,091	275,268	275,270
Financial investment securities	2,323	2,383	3,847	3,866
Assets held for sale	-	-	1,787	1,787
Bank loans and advances	1,360,413	1,359,552	1,054,322	1,054,307
Assets under insurance contracts	1,798	1,798	552	552
Total	1,724,354	1,723,685	1,348,095	1,348,101
Financial liabilities				
Due to credit institutions and central banks	677,355	677,368	564,549	564,558
Liabilities held for sale	-	-	888	888
Deposits	923,995	924,249	702,943	702,943
Deposits under pooled schemes and unit-linked investment contracts	-	-	-	-
Other issued bonds	402,391	402,105	293,736	294,467
Subordinated debt	59,025	56,528	48,951	50,984
Irrevocable loan commitments and guarantees	290	540	212	212
Total	2,063,056	2,060,790	1,611,279	1,614,052

Group holdings and undertakings

		Share capital (thousands)	Net profit (DKr m)	Shareholders' equity (DKr m)	Share capital (%)
Danske Bank A/S, Copenhagen	DKK	6,988,043	14,870	104,355	
Credit institutions					
Realkredit Danmark A/S, Copenhagen	DKK	630,000	2,593	35,758	100
Sampo Bank plc, Helsinki	EUR	106,000	1,473	14,389	100
Sampo Housing Loan Bank plc., Helsinki	EUR	41,050	72	725	100
Northern Bank Limited, Belfast	GBP	94,000	525	3,414	100
Danske Bank International S.A., Luxembourg	EUR	90,625	224	1,353	100
AB Sampo Pank, Tallinn	EEK	1,198,111	258	1,331	100
AS Sampo Bankas, Vilnius	LTL	304,908	64	810	100
AS Sampo Banka, Riga	LVL	12,000	8	164	100
ZAO Danske Bank, St. Petersburg	RUB	29,106	-	6	100
Insurance operations					
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999, Copenhagen	DKK	1,000,000	1,342	17,716	100
Danica Pension, Livsforsikringsaktieselskab, Copenhagen	DKK	1,100,000	1,274	15,982	100
Danica Pension I, Livsforsikringsaktieselskab, Copenhagen	DKK	250,000	-29	654	100
Danica Liv III, Livsforsikringsaktieselskab, Copenhagen	DKK	90,000	-36	743	100
Danica Pension Försäkringsaktiebolag, Stockholm	SEK	100,000	-10	-23	100
Danica Pensjonsforsikring AS, Trondheim	NOK	106,344	57	249	100
Danica Life Ltd., Dublin	EUR	501	-1	4	100
Investment and real property operations, etc.					
3 C Assets Management Ltd., Helsinki	EUR	700,000	10	15	57
Arvo Value Asset Management Ltd., Helsinki	EUR	500,000	13	17	56
Danske Capital Norge AS, Trondheim	NOK	6,000	5	23	100
Danske Capital Sverige AB, Linköping	SEK	10,000	17	10	100
Danske Corporation, Delaware	USD	4	-	1	100
Danske Fund Plc., Dublin	EUR	300	-4	110	100
Danske Markets Inc., Delaware	USD	2,000	1	24	100
Danske Private Equity A/S, Copenhagen	DKK	5,000	29	62	100
National Irish Asset Finance Ltd., Dublin	EUR	12,383	17	110	100
Nordania Finans A/S, Birkerød	DKK	10,000	189	1,064	100
Fokus Krogsveen Nylander AS, Trondheim	NOK	25,000	-13	46	100
home a/s, Åbyhøj	DKK	15,000	37	285	100
Danica Ejendomsselskab ApS, Copenhagen	DKK	1,075,000	972	6,829	100
Danica ButiksCenter A/S, Copenhagen	DKK	450,000	983	7,818	100
Ejendomsaktieselskabet Virum-Vang, Copenhagen	DKK	2,000	11	185	100
KHB VI A/S, Copenhagen	DKK	111,700	12	180	100
Medicon Valley Capital I K/S, Copenhagen	SEK	181,429	-39	98	76
Medicon Valley Capital II K/S, Copenhagen	SEK	79,621	12	61	99
Other operations					
Polonius Inc., London	USD	25	31	29	-
Polonius Ltd., London	USD	1	-8	-	-

The above list includes major active subsidiary operations only.

Other operations include operations that are consolidated in the accounts because the Group controls these operations through management agreements, etc.

All credit institutions and insurance operations under supervision by national FSAs are subject to local statutory provisions on required capital base. These provisions restrict dividend payout.

Forsikringsselskabet Danica Skadeforsikringsaktieselskab af 1999 is the parent company of Danica Pension. Danica Pension is a life insurance company and the parent company of a life insurance group. Danica Pension has an obligation to allocate part of the equity to certain policyholders of Statsanstalten for Livsforsikring (now part of Danica Pension) if the percentage by which the equity exceeds the statutory solvency requirement is higher than the percentage maintained by Statsanstalten for Livsforsikring prior to the privatisation of this company in 1990. In addition, it is the intention not to distribute dividends for a period of at least 25 years from 1990. Paid-up capital and interest thereon may, however, be distributed.

Definitions of key financial ratios

Key financial ratio	Definition
Net profit for the year per share, DKr	Net profit for the year divided by the average number of shares outstanding during the year
Diluted net profit for the year per share, DKr	Net profit for the year divided by the average number of shares outstanding during the year, including dilutive effect of share options and conditional shares allotted as share-based payment
Net profit for the year as % of average shareholders' equity	Net profit for the year divided by average shareholders' equity during the year
Cost/income ratio	Operating expenses divided by total income
Solvency ratio	Total capital base, less statutory deductions divided by risk-weighted items
Core (tier 1) capital ratio	Core (tier 1) capital, including hybrid core capital, less statutory deductions divided by risk-weighted items
Core (tier 1) capital	Core (tier 1) capital consists primarily of paid-up share capital and retained earnings less intangible assets.
Hybrid core capital	Hybrid core capital consists of loans that form part of the core (tier 1) capital. This means that hybrid core capital is used to cover losses if the shareholders' equity is lost.
Capital base	The capital base consists of shareholders' equity and supplementary capital, less deductions, such as deduction for goodwill. Supplementary capital may not account for more than half of the capital base.
Supplementary capital	Supplementary capital consists of subordinated loan capital that fulfils certain requirements – for example, the lender cannot claim prepayment of the loan capital if the Group defaults on its payment obligation.
Risk-weighted items	Total weighted assets and off-balance-sheet items not included in the trading portfolio and weighted assets with market risk in the trading portfolio calculated in accordance with the capital adequacy rules issued by the Danish FSA
Dividend per share, DKr	Proposed dividend of the net profit for the year divided by the number of issued shares at the end of the year
Share price at December 31	Closing price of Danske Bank shares at the end of the year
Book value per share, DKr	Shareholders' equity at December 31 divided by the number of shares outstanding at the end of the year
Number of full-time-equivalent staff at December 31	Number of full-time-equivalent staff (part-time staff translated into full-time staff) at the end of the year

Risk exposure

The Danske Bank Group is exposed to a number of risks, which it manages at different organisational levels.

The main categories of risk are:

- Credit risk: The risk of losses because counterparties fail to meet all or part of their obligations towards the Group.
- Market risk: The risk of losses because the fair value of the Group's assets and liabilities will vary with changes in market conditions.
- Liquidity risk: The risk of losses because the Group's funding costs increase disproportionately, lack of funding prevents the Group from establishing new business, or lack of funding will ultimately prevent the Group from meeting its obligations.
- Insurance risk: The risk of losses at Danica Pension because the year's returns on customer funds are inadequate to cover the customers' guaranteed benefits, any necessary increase in life insurance provisions, and other obligations.
- Pension risk: The risk of a pension shortfall in the Group's pension plans which means that it will have to make additional contributions to cover its pension obligations towards current and former employees.
- Operational risk: The risk of losses owing to deficient or erroneous internal procedures, human or system errors, or external events, including legal events.
- Business risk: The risk of losses emanating from changes in external circumstances or events that harm the Group's image or earnings.

Danica Pension is a wholly-owned subsidiary of Danske Bank. In accordance with Danish law and the executive order on the contribution principle, Danica Pension has notified the Danish FSA of its profit policy. The contribution principle and the profit policy mean that policyholders both receive the return on allocated assets and take on the associated risk. Assets are allocated to policyholders to ensure customers' guaranteed benefits. Market risk, etc., on assets and liabilities allocated to policyholders are therefore not consolidated in the following tables but are treated in the section on life insurance risk.

Additional information about the Group's risk management approach is available in Risk Management 2007, which can be downloaded from the Group's Web site www.danskebank.com/riskmanagement.

Capital base

Danske Bank is a licensed financial services provider and must therefore comply with the capital requirement of the Danish Financial Business Act. Danish law on capital adequacy is based on the EU capital requirements directives and applies to both the Parent Company and the Group. Similarly, the Group's financial subsidiaries in Denmark and abroad must comply with local capital requirements.

The capital requirements specify a minimum capital base of 8% of the calculated risk. Detailed rules regulate the calculation of capital and risk (risk-weighted items). The capital base comprises core (tier 1) capital and subordinated debt. The core (tier 1) capital largely corresponds to the carrying amount of shareholders' equity. However, goodwill and other intangible assets, etc., are not included. The difference between the carrying amount of shareholders' equity and the core (tier 1) capital is shown in the presentation of solvency in the Statement of Capital. The Group's subordinated debt may, subject to certain conditions, be included in the capital base. Sections 124, 132 and 136 of the Danish Financial Business Act specify these conditions. Note 32 shows the Group's subordinated debt.

On January 1, 2008, new rules for calculating risk-weighted assets came into force. The Management's report and Risk Management 2007 explain the transition to the new rules in more detail.

The purpose of capital management is to ensure efficient use of capital in relation to risk appetite and business development. The Group must have sufficient capital to comply with regulatory capital requirements and to maintain an AA rating from external rating agencies.

Capital targets 2007 and 2008 (%)	Previous rules	CRD level
Core (tier 1) capital ratio, excluding hybrid core capital	5.5-6.0	8
Hybrid core capital ratio	1.0-1.5	2
Solvency ratio	9.0-10.0	13
Payout ratio	30-50	30-50

The above targets are calculated according to previous rules on capital adequacy and the Capital Requirements Directive (CRD).

Capital allocation forms part of the Group's internal financial planning and control. This includes allocation of capital to the individual business units as an integral part of the performance assessment.

(DKr m)

Credit risk

The Group aims to develop long-term relationships with its customers. The granting of a credit facility is based on the Group's insight into the customer's financial position, which is reviewed regularly to assess whether the basis for the granting of credit has changed. Each facility must reasonably match the credit quality and financial position of the customer. Furthermore, the customer must be able to demonstrate in all probability the ability to repay the debt. If the term of a credit facility exceeds five years, the customer is generally asked to provide collateral. The Group is cautious about granting credit facilities to businesses and individuals if the Group will have obvious practical difficulties maintaining contact with the customer. The Group is also particularly careful in its granting of credits to businesses in troubled or cyclical industries.

Credit exposure

The credit exposure is calculated on the basis of selected items on and off the balance sheet.

	2007	2006
Banking book		
Balance sheet items		
Demand deposits with central banks	6,813	2,609
Due from credit institutions and central banks	345,959	275,268
Bank loans and advances	1,360,413	1,054,322
Mortgage loans	627,809	602,584
Off-balance-sheet items		
Guarantees	109,242	80,568
Loan commitments < 1 year	97,598	140,253
Loan commitments > 1 year	131,940	119,320
Total credit exposure, banking book	2,679,774	2,274,924
Trading book		
Balance sheet items		
Trading portfolio assets	652,137	490,954
Financial investment securities	37,651	26,338
Off-balance-sheet items		
Other unutilised loan commitments	3,542	884
Total credit exposure, trading book	693,330	518,176
Total credit exposure	3,373,104	2,793,100

The credit exposure generated by the banking book comprises items subject to credit risk that form part of the Group's core banking business. The trading book comprises items with credit risk that form part of the Group's trading activities. Information for each of the two portfolios is provided separately in the following tables.

(DKr m)

Credit exposure, banking book

Asset classes

The table below shows the credit exposure of the Group's core banking business broken down by asset class as defined in the CRD. Credit exposure is broken down by asset class based on a classification of each single customer.

The credit exposure for 2007 is divided into the exposure that will be subject to the internal ratings-based approach (IRB) with effect from January 1, 2008, and the exposure that will be subject to the standardised approach. The Group has been granted permanent exemption from the IRB approach for credit exposures to central and local governments and for equity exposure. In the vast majority of cases, the standardised approach will result in zero weighting of exposures. Plans are in place for transition within two or three years to the IRB approach for the Sampo Bank and Northern Bank subsidiaries and the retail portfolio in the Republic of Ireland. For the time being, the subsidiaries in Estonia, Latvia and Lithuania will apply the standardised approach.

2007	CRD status	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Due from credit institutions	IRB	-	-	-	254,478	-	-	254,478
and central banks	Standardised	-	-	-	10,383	87,911	-	98,294
Bank loans and advances	IRB	262,158	25,823	588,923	140,224	-	18,006	1,035,134
	Standardised	148,364	9,719	101,925	17,721	47,550	-	325,279
Mortgage loans	IRB	421,122	15,162	189,390	1,287	-	-	626,961
	Standardised	-	-	-	-	848	-	848
Guarantees	IRB	10,547	1,952	50,786	27,702	-	-	90,987
	Standardised	45	475	15,084	2,248	403	-	18,255
Loan commitments	IRB	278	171	129,478	47,314	-	22,512	199,753
	Standardised	7,979	995	11,218	6,609	2,984	-	29,785
Total		850,493	54,297	1,086,804	507,966	139,696	40,518	2,679,774
	Share, IRB	82	79	88	93	-	100	82
	Share, Standardised	18	21	12	7	100	-	18

2006	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Due from credit institutions and central banks	-	-	-	250,549	22,894	4,434	277,877
Bank loans and advances	268,443	35,990	541,415	166,389	30,311	11,774	1,054,322
Mortgage loans	425,562	18,195	156,244	1,594	989	-	602,584
Guarantees	12,895	2,338	44,281	20,916	138	-	80,568
Loan commitments	-	9	120,107	98,050	2,927	38,480	259,573
Total	706,900	56,532	862,047	537,498	57,259	54,688	2,274,924

(DKr m)

The Exposure broken down by industry (GICS) table shows the Group's credit exposure broken down by industry using the Global Industry Classification Standard (GICS) with the addition of retail customers, housing companies, etc., and governments and municipality classifications.

Exposure broken down by industry (GICS)

2007	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Personal customers	850,493	-	-	-	-	-	850,493
Housing companies, etc.	-	11,402	139,441	-	-	-	150,843
Central and local governments	-	-	-	-	52,129	-	52,129
Credit institutions and other financials	-	-	-	332,827	87,567	-	420,394
Financials	-	7,032	429,162	175,139	-	40,518	651,851
Oil and gas drilling	-	18	12,306	-	-	-	12,324
Materials	-	1,277	47,793	-	-	-	49,070
Capital goods and commercial services	-	9,742	208,628	-	-	-	218,370
Consumer discretionary and consumer staples	-	22,028	186,283	-	-	-	208,311
Health care	-	1,713	24,322	-	-	-	26,035
IT	-	867	13,631	-	-	-	14,498
Telecommunication services	-	43	7,245	-	-	-	7,288
Utilities	-	175	17,993	-	-	-	18,168
Total	850,493	54,297	1,086,804	507,966	139,696	40,518	2,679,774

2006	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Personal customers	706,900	-	-	-	-	-	706,900
Housing companies, etc.	-	8,168	100,357	-	-	-	108,525
Central and local governments	-	-	-	-	34,402	-	34,402
Credit institutions and other financials	-	-	-	296,283	22,857	5,948	325,088
Financials	-	10,286	376,244	241,215	-	48,734	676,479
Oil and gas drilling	-	84	7,418	-	-	-	7,502
Materials	-	1,245	36,396	-	-	-	37,641
Capital goods and commercial services	-	9,331	145,873	-	-	-	155,204
Consumer discretionary and consumer staples	-	23,874	146,075	-	-	6	169,955
Health care	-	1,560	20,699	-	-	-	22,259
IT	-	772	10,106	-	-	-	10,878
Telecommunication services	-	27	7,524	-	-	-	7,551
Utilities	-	1,185	11,355	-	-	-	12,540
Total	706,900	56,532	862,047	537,498	57,259	54,688	2,274,924

(DKr m)

The Exposure broken down by geographical area table shows the Group's credit exposure broken down by customers' country of residence.

Exposure broken down by geographical area

2007	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Denmark	577,181	36,766	423,043	45,469	79,245	-	1,161,704
Finland	97,746	6,471	97,201	1,530	1,100	86	204,134
Sweden	51,678	2,078	168,961	39,826	27,725	-	290,268
Republic of Ireland	27,350	2,342	39,071	39,003	1,453	92	109,311
UK	19,823	3,238	95,009	255,451	10,103	16,895	400,519
Germany	624	64	19,616	20,422	112	5,133	45,971
Baltics	13,508	37	16,493	1,580	1,219	-	32,837
Rest of EU	3,311	100	29,948	51,099	694	725	85,877
Norway	54,974	3,136	96,973	8,315	16,286	-	179,684
Eastern Europe	113	3	372	1,529	-	-	2,017
Rest of Europe	1,046	-	5,291	3,456	-	34	9,827
North America	1,118	9	89,052	31,269	-	17,288	138,736
Central and South America	218	29	1,814	278	140	-	2,479
Africa	234	-	197	498	-	-	929
Asia	1,399	17	3,404	8,189	1,619	-	14,628
Oceania	170	7	359	52	-	265	853
Total	850,493	54,297	1,086,804	507,966	139,696	40,518	2,679,774

2006	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Denmark	567,915	40,872	371,689	77,089	18,344	-	1,075,909
Finland	17	1	21,128	861	283	501	22,791
Sweden	45,453	2,529	134,323	38,327	9,358	1,480	231,470
Republic of Ireland	20,475	3,971	26,991	16,671	442	-	68,550
UK	18,864	5,879	89,894	288,479	9,110	40,656	452,882
Germany	514	61	18,789	12,742	172	2,817	35,095
Baltics	61	1	106	154	-	-	322
Rest of EU	2,284	77	17,795	32,751	496	1,487	54,890
Norway	48,431	3,089	69,253	7,302	18,576	-	146,651
Eastern Europe	46	1	464	942	16	-	1,469
Rest of Europe	515	6	6,510	1,530	-	-	8,561
North America	859	17	101,276	52,122	-	7,747	162,021
Central and South America	200	18	1,699	289	85	-	2,291
Africa	233	-	118	496	-	-	847
Asia	905	6	1,610	6,954	-	-	9,475
Oceania	128	4	402	789	377	-	1,700
Total	706,900	56,532	862,047	537,498	57,259	54,688	2,274,924

(DKr m)

Rating of customers

The Group monitors exposures to identify signs of weakness in the financial position of customers as early as possible. The assignment and update of ratings on the basis of information about the customers form part of the Group's credit procedures.

The rating of customers is a process managed by the Group's credit department. Customer advisers provide factual data about their customers, but they cannot influence the classification of the customers. The process is designed to make rating decisions independent of the individual adviser. The Group assigns credit scores to customers that are not rated, including personal customers. On the basis of its customer data, the Group has developed a number of statistical models to predict the probability of customers' defaulting on their obligations to the Group.

The Group applies a scale that comprises ten rating categories. Rating categories 1 to 4 largely correspond to the investment grade level of the external rating agencies, whereas rating categories 5 and 6 correspond to the sub-investment grade level, although the credit risk on customers in these categories is acceptable. Many of the Group's small business customers are assigned a rating within one of these categories. Categories 7 and 8 comprise customers with an increased risk. The Group closely monitors its relationship with these customers. Categories 9 and 10 comprise customers that pose a considerable risk to the Group and customers who have defaulted on their obligations for which objective evidence of impairment has been established. Average PD expresses the probability of default of each rating category. Average PDs are based on point-in-time calculations.

The Group monitors the ability of its rating and credit scoring systems to grade customers by risk and to predict the probability of default.

Exposure broken down by rating category

2007 Rating category	Average PD	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
1	0.01	178	2	6,933	18,810	122,907	12,614	161,444
2	0.02	28,045	834	83,511	234,554	13,055	15,796	375,795
3	0.04	268,392	947	150,248	190,850	2,529	2,902	615,868
4	0.10	176,941	15,951	257,572	35,459	349	8,709	494,981
5	0.26	176,952	8,325	302,888	12,549	123	-	500,837
6	0.52	99,714	15,493	229,399	12,330	308	-	357,244
7	1.91	89,160	9,338	42,271	2,794	423	-	143,986
8	9.70	7,994	3,094	8,439	620	2	-	20,149
9	25.70	392	153	2,078	-	-	497	3,120
10	100.00	2,725	160	3,465	-	-	-	6,350
Total		850,493	54,297	1,086,804	507,966	139,696	40,518	2,679,774

2006 Rating category	Average PD	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
1	0.01	-	-	5,960	67,370	33,586	719	107,635
2	0.01	-	-	63,969	270,383	20,478	37,354	392,184
3	0.03	380,659	564	75,932	124,347	197	10,990	592,689
4	0.10	130,381	26,237	252,504	35,200	88	5,619	450,029
5	0.26	98,045	4,807	221,460	4,485	286	5	329,088
6	0.53	60,839	14,627	206,062	34,597	2,036	1	318,162
7	1.94	32,720	7,633	28,065	977	586	-	69,981
8	9.94	3,412	2,517	6,128	133	1	-	12,191
9	26.45	226	38	833	6	-	-	1,103
10	100.00	618	109	1,134	-	1	-	1,862
Total		706,900	56,532	862,047	537,498	57,259	54,688	2,274,924

NOTES – RISK MANAGEMENT OF DANSKE BANK GROUP

(DKr m)

Concentration ratios

As part of its credit risk management, the Group identifies concentration ratios that may pose a risk to its credit portfolio. As part of its business strategy, the Group divides its portfolio of credit facilities into three overall categories: loans to Danish residents, loans to financial customers and loans to finance real property.

According to section 145 of the Danish Financial Business Act, facilities with a single customer or a group of mutually related customers, excluding particularly secure claims, may not exceed 25% of the capital base. Moreover, the sum of facilities which each exceeds 10% of the capital base, excluding particularly secure claims, may not exceed 800% of the capital base. The Group submits quarterly reports to the Danish FSA on its compliance with these rules. In 2007, the Group did not have any non-compliant facilities. Its acquisition of the Sampo Bank group in 2006 temporarily increased the Danske Bank Group's facility with the Sampo group by DKr30.2bn prior to the payment of the amount. The temporary non-compliance with the maximum limits was approved by the Danish FSA.

The table below shows credit exposures to groups which each exceeds 10% of the capital base. The table does not include transactions with units of the Danske Bank Group.

Large facilities	2007 Facilities subject to section 145	2006 Facilities subject to section 145
Number	11	9
Facility >20% of capital base	24,829	32,060
Facility between 10% and 20% of capital base	160,782	122,171
Total	185,611	154,231
Utilisation of 800% limit, %	152.4	120.5

(DKr m)

Collateral

The Group applies the various instruments available to reduce the risk on individual transactions, including collateral in the form of physical assets, netting agreements and guarantees.

Collateral is provided for a number of loan types to comply with statutory provisions or market practice, as is the case in the mortgage finance market. The most important instruments to reduce risk are charges, guarantees and netting agreements under derivatives master agreements. The types of collateral most frequently provided are real property, financial assets (shares and bonds) and motor vehicles.

The Group assesses the value of collateral provided on an ongoing basis. The Group calculates the value as the price an asset would fetch at a forced sale, less deductions reflecting selling costs and the period over which the asset is up for sale. The Group has prepared models to automatically estimate the value of collateral. As regards collateral for which the Group has not devised a model, the value is calculated manually.

2007	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Credit exposure	850,493	54,297	1,086,804	507,966	139,696	40,518	2,679,774
Value of collateral	713,068	36,344	572,008	314,121	53,983	32,660	1,722,184
Total unsecured credit exposure	137,425	17,953	514,796	193,845	85,713	7,858	957,590
Unsecured share of credit exposure (%)	16.2	33.1	47.4	38.2	61.4	19.4	35.7

2006	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Credit exposure	706,900	56,532	862,047	537,498	57,259	54,688	2,274,924
Value of collateral	540,526	49,037	429,177	300,505	32,862	40,368	1,392,475
Total unsecured credit exposure	166,374	7,495	432,870	236,993	24,397	14,320	882,449
Unsecured share of credit exposure (%)	23.5	13.3	50.2	44.1	42.6	26.2	38.8

Types of collateral

2007	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Real property	677,563	26,188	316,261	1,763	1,137	6,277	1,029,189
Bank accounts	962	240	3,833	24	1	149	5,209
Custody accounts/securities	7,820	562	151,515	296,332	49,939	22,754	528,922
Vehicles	4,671	2,085	5,716	805	633	-	13,910
Equipment	1,298	1,421	12,684	38	82	-	15,523
Vessels/aircraft	100	69	18,841	-	-	-	19,010
Guarantees	13,799	4,584	20,442	1,514	609	-	40,948
Other assets	6,855	1,195	42,716	13,645	1,582	3,480	69,473
Total	713,068	36,344	572,008	314,121	53,983	32,660	1,722,184

2006	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Real property	526,711	25,471	223,662	1,056	955	1,814	779,669
Bank accounts	742	203	5,149	107	-	-	6,201
Custody accounts/securities	2,847	371	149,585	260,915	30,079	16,549	460,346
Vehicles	2,713	10,819	539	-	251	-	14,322
Equipment	77	490	7,125	59	-	-	7,751
Vessels/aircraft	66	46	12,774	-	-	-	12,886
Guarantees	3,711	4,159	12,683	32,945	525	-	54,023
Other assets	3,659	7,478	17,660	5,423	1,052	22,005	57,277
Total	540,526	49,037	429,177	300,505	32,862	40,368	1,392,475

(DKr m)

Unsecured share of exposure broken down by rating category

2007			Unsecured share of credit exposure (%)					Avg. unsecured
Rating category	Credit exposure	Collateral	0-10	10-25	25-50	50-75	75-100	share (%)
1	161,444	75,214	77,167	1,100	23	1	83,153	53.4
2	375,795	237,487	205,496	41,552	10,485	1,360	116,902	36.8
3	615,868	432,293	367,722	56,402	31,243	5,287	155,214	29.8
4	494,981	292,780	258,547	20,638	24,071	10,026	181,699	40.9
5	500,837	353,972	294,291	21,598	31,228	13,101	140,619	29.3
6	357,244	213,562	180,063	21,508	20,166	9,457	126,050	40.2
7	143,986	100,803	92,487	5,601	4,966	2,799	38,133	30.0
8	20,149	10,330	8,383	1,070	1,074	774	8,848	48.7
9	3,120	2,047	1,033	1,313	108	106	560	34.4
10	6,350	3,696	3,374	368	520	292	1,796	41.8
Total	2,679,774	1,722,184	1,488,563	171,150	123,884	43,203	852,974	35.7

2006			Unsecured share of credit exposure (%)					Avg. unsecured
Rating category	Credit exposure	Collateral	0-10	10-25	25-50	50-75	75-100	share (%)
1	107,635	47,667	42,494	8,961	1,132	-	55,048	55.7
2	392,184	200,106	159,389	41,550	18,295	792	172,158	49.0
3	592,689	444,167	376,634	60,941	35,101	8,464	111,549	25.1
4	450,029	275,819	240,930	26,393	16,045	8,033	158,628	38.7
5	329,088	205,871	181,402	15,357	19,494	6,955	105,880	37.4
6	318,162	176,651	149,175	13,110	23,534	6,518	125,825	44.5
7	69,981	35,057	28,927	4,186	4,077	2,091	30,700	49.9
8	12,191	5,695	4,230	673	698	943	5,647	53.3
9	1,103	380	356	31	83	111	522	65.6
10	1,862	1,062	972	91	120	101	578	43.0
Total	2,274,924	1,392,475	1,184,509	171,293	118,579	34,008	766,535	38.8

(DKr m)

Exposure broken down by credit quality

2007	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total	Unsecured share
Neither past due nor impaired	829,071	51,491	1,062,420	507,298	137,518	40,021	2,627,819	35.4
Past due but not impaired	17,273	2,622	19,770	641	2,178	-	42,484	56.5
Impaired (rating categories 9-10)	4,149	184	4,614	27	-	497	9,471	39.4
Total	850,493	54,297	1,086,804	507,966	139,696	40,518	2,679,774	35.7

2006	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total	Unsecured share
Neither past due nor impaired	694,000	53,594	842,260	537,015	55,760	54,687	2,237,316	37.9
Past due but not impaired	12,056	2,791	17,820	477	1,498	1	34,643	66.7
Impaired (rating categories 9-10)	844	147	1,967	6	1	-	2,965	51.6
Total	706,900	56,532	862,047	537,498	57,259	54,688	2,274,924	38.8

Past due amounts

Past due amounts and debt under loan agreements, etc., excluding unauthorised excesses, that are not subject to individual impairment.

2007	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total	Due under loans in arrears
1-5 days	107	51	47	-	-	-	205	4,665
6-30 days	57	12	80	-	1	-	150	4,829
31-60 days	67	7	120	-	-	-	194	2,485
61-90 days	24	3	12	-	-	-	39	944
> 90 days	55	10	61	-	8	-	134	2,431
Total	310	83	320	-	9	-	722	15,354

2006	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total	Due under loans in arrears
1-5 days	72	10	92	-	-	-	174	5,008
6-30 days	38	9	22	-	2	-	71	3,420
31-60 days	17	4	14	-	1	-	36	1,552
61-90 days	10	2	11	-	2	-	25	866
> 90 days	52	11	28	-	1	-	92	3,032
Total	189	36	167	-	6	-	398	13,878

(DKr m)

Impairment charges

The allowance account includes all impairment charges against bank loans and advances, mortgage loans, amounts due from credit institutions and central banks, and provisions for losses on guarantees.

Rating categories 9 and 10 include credit facilities for which objective evidence of impairment has been established and that are subject to individual impairment. Credit facilities held by customers in other rating categories are subject to collective impairment testing.

Allowance account broken down by type of impairment

	2007			2006		
	Individual impairment	Collective impairment	Total impairment charges, end of year	Individual impairment	Collective impairment	Total impairment charges, end of year
At January 1	3,324	880	4,204	4,185	865	5,050
New impairment charges	2,956	1,009	3,965	1,435	472	1,907
Reversals of impairment charges from previous periods	2,487	679	3,166	1,680	511	2,191
Write-offs debited to allowance account	875	-	875	592	-	592
Foreign currency translation	-5	-5	-10	-6	2	-4
Other items	662	120	782	-18	52	34
At December 31	3,575	1,325	4,900	3,324	880	4,204

(DKr m)

Allowance account broken down by industry

2007	Total	Credit exposure Past due	Rating categories 9-10	Impairment Individual impairment	Collective impairment	Impairment charges, end of year	Credit loss expenses
Personal customers	850,493	17,897	2,939	795	630	1,425	575
Housing companies, etc.	150,843	1,108	849	55	2	57	54
Central and local governments	52,129	2,896	11	35	-	35	35
Credit institutions	420,433	36	-	2	-	2	40
Financials	651,812	7,330	2,296	212	75	287	-352
Oil and gas drilling	12,324	349	-	26	110	136	74
Materials	49,070	564	-	175	64	239	14
Capital goods and commercial services	218,370	6,120	1,754	992	83	1,075	-36
Consumer discretionary and consumer staples	208,311	5,259	855	1,012	305	1,317	314
Health care	26,035	243	744	190	18	208	7
IT	14,498	343	23	55	27	82	-40
Telecommunication services	7,288	165	-	24	7	31	-
Utilities	18,168	174	-	2	4	6	2
Total	2,679,774	42,484	9,471	3,575	1,325	4,900	687

2006	Total	Credit exposure Past due	Rating categories 9-10	Impairment Individual impairment	Collective impairment	Impairment charges, end of year	Credit loss expenses
Personal customers	706,900	12,551	831	404	188	592	-44
Housing companies, etc.	108,525	1,257	23	21	-	21	-8
Central and local governments	34,402	1,961	1	-	-	-	-122
Credit institutions	325,088	-	4	1	-	1	-36
Financials	676,479	6,657	364	605	117	722	-255
Oil and gas drilling	7,502	75	-	1	-	1	-1
Materials	37,641	333	90	112	107	219	5
Capital goods and commercial services	155,204	4,878	853	1,049	169	1,218	-129
Consumer discretionary and consumer staples	169,955	5,487	785	995	269	1,264	79
Health care	22,259	299	4	25	9	34	12
IT	10,878	805	-	106	17	123	5
Telecommunication services	7,551	253	8	5	4	9	-
Utilities	12,540	87	2	-	-	-	-2
Total	2,274,924	34,643	2,965	3,324	880	4,204	-496

(DKr m)

Impairment charges broken down by geographical area

2007	Credit exposure Total	Past due	Impaired (rating categories 9-10)	Impairment Individual impairment	Collective impairment	Impairment charges, end of year	Credit loss expenses
Denmark	1,161,704	24,546	3,292	1,579	887	2,466	-502
Finland	204,134	1,612	439	340	131	471	-106
Sweden	290,268	6,564	570	251	50	301	211
Republic of Ireland	109,311	2,163	384	172	65	237	359
UK	400,519	1,391	1,412	102	40	142	99
Germany	45,971	187	166	263	4	267	458
Baltics	32,837	188	-	-	83	83	-1
Rest of EU	85,877	207	1,136	43	-	43	122
Norway	179,684	5,280	623	299	65	364	-
Eastern Europe	2,017	4	-	2	-	2	4
Rest of Europe	9,827	47	775	432	-	432	1
North America	138,736	84	674	63	-	63	30
Central and South America	2,479	8	-	5	-	5	1
Africa	929	8	-	2	-	2	3
Asia	14,628	193	-	21	-	21	7
Oceania	853	2	-	1	-	1	1
Total	2,679,774	42,484	9,471	3,575	1,325	4,900	687

2006	Credit exposure Total	Past due	Impaired (rating categories 9-10)	Impairment Individual impairment	Collective impairment	Impairment charges, end of year	Credit loss expenses
Denmark	1,075,909	20,652	1,466	2,401	386	2,787	-70
Finland	22,791	19	215	40	125	165	-79
Sweden	231,470	6,104	323	213	232	445	8
Republic of Ireland	68,550	2,098	102	45	28	73	18
UK	452,882	1,467	185	129	29	158	58
Germany	35,095	397	58	65	5	70	-10
Baltics	322	22	-	1	-	1	-14
Rest of EU	54,890	124	50	27	14	41	-36
Norway	146,651	3,618	548	345	51	396	-85
Eastern Europe	1,469	-	1	-	1	1	-
Rest of Europe	8,561	33	-	51	1	52	-151
North America	162,021	35	12	1	-	1	-4
Central and South America	2,291	5	-	1	-	1	-
Africa	847	5	4	1	2	3	-114
Asia	9,475	60	1	4	6	10	-17
Oceania	1,700	4	-	-	-	-	-
Total	2,274,924	34,643	2,965	3,324	880	4,204	-496

(DKr m)

Allowance account broken down by reason for individual impairment

	2007		2006	
	Exposure before impairment	Impairment charges	Exposure before impairment	Impairment charges
Bankruptcy	2,265	724	888	552
Collection/suspension of payments	2,071	606	414	240
Composition/restructuring of debt	1,919	566	748	310
Other financial difficulties	6,791	1,679	4,239	2,222
Total	13,046	3,575	6,289	3,324

Credit exposure, trading book

	2007	2006
Government bonds	67,341	75,199
Mortgage bonds	292,110	247,978
Other bonds	98,237	37,178
Shares	7,484	7,408
Derivatives with positive fair value	224,616	149,529
Other unutilised commitments	3,542	884
Total	693,330	518,176

Other unutilised loan commitments comprises private equity investment commitments and other obligations.

Bond portfolio broken down by rating category

2007 Rating category	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
1	-	-	2,544	25,240	65,418	-	93,202
2	-	-	6,960	281,893	286	768	289,907
3	-	-	1,393	59,110	1,613	164	62,280
4	-	-	897	8,384	24	-	9,305
5	-	-	1,680	80	-	-	1,760
6	-	-	496	-	-	-	496
7	-	-	71	-	-	-	71
8	-	-	-	-	-	-	-
9	-	-	11	-	-	-	11
10	-	-	375	281	-	-	656
Total	-	-	14,427	374,988	67,341	932	457,688

2006 Rating category	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
1	-	-	1,309	18,691	74,157	-	94,157
2	-	-	1,343	218,993	36	-	220,372
3	-	-	892	33,179	1,006	-	35,077
4	-	-	861	4,893	-	-	5,754
5	-	-	989	175	-	-	1,164
6	-	-	698	-	-	-	698
7	-	-	17	-	-	-	17
8	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-
10	-	-	1,320	1,796	-	-	3,116
Total	-	-	7,429	277,727	75,199	-	360,355

(DKr m)

Bond portfolio broken down by geographical area

2007	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Denmark	-	-	73	208,107	24,571	-	232,751
Finland	-	-	502	8,789	4,011	-	13,302
Sweden	-	-	401	92,041	10,479	-	102,921
Republic of Ireland	-	-	742	3,104	223	-	4,069
UK	-	-	464	12,785	2,508	480	16,237
Germany	-	-	536	8,186	13,050	-	21,772
Baltics	-	-	7	48	525	-	580
Rest of EU	-	-	5,431	22,181	11,439	160	39,211
Norway	-	-	1,789	6,627	159	-	8,575
Eastern Europe	-	-	-	-	-	-	-
Rest of Europe	-	-	2	37	-	-	39
North America	-	-	4,480	12,696	307	49	17,532
Central and South America	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-
Asia	-	-	-	-	69	243	312
Oceania	-	-	-	387	-	-	387
Total	-	-	14,427	374,988	67,341	932	457,688

2006	Retail, personal customers	Retail, business customers	Corporate customers	Institutions	Governments	Securitisation	Total
Denmark	-	-	152	161,059	19,087	-	180,298
Finland	-	-	143	2,171	65	-	2,379
Sweden	-	-	288	76,872	24,533	-	101,693
Republic of Ireland	-	-	523	2,210	-	-	2,733
UK	-	-	840	3,096	8,147	-	12,083
Germany	-	-	264	8,679	17,703	-	26,646
Baltics	-	-	-	-	202	-	202
Rest of EU	-	-	2,591	12,385	3,943	-	18,919
Norway	-	-	2,325	4,602	589	-	7,516
Eastern Europe	-	-	20	-	-	-	20
Rest of Europe	-	-	-	-	-	-	-
North America	-	-	283	6,151	455	-	6,889
Central and South America	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-
Asia	-	-	-	-	475	-	475
Oceania	-	-	-	502	-	-	502
Total	-	-	7,429	277,727	75,199	-	360,355

Derivatives with positive fair value

	2007	2006
Derivatives with positive fair value	224,616	149,529
Netting	181,237	116,814
Current net exposure	43,379	32,715

Current net exposure shows the value at which derivatives are included in the calculation of the capital requirement.

(DKr m)

Market risk

The Group's interest rate, currency and equity exposures are subject to market risk, which depends on both general and specific changes in market conditions.

The Group uses both conventional risk measures and sophisticated internal mathematical and statistical measures, such as Value at Risk (VaR), to manage its market risk on positions in and outside the trading portfolio on a daily basis.

Market risk consists of five elements:

- Interest rate risk, which is the risk of losses because of changes in interest rates
- Exchange rate risk, which is the risk of losses on the Group's positions in foreign currency because of changes in exchange rates
- Equity market risk, which is the risk of losses because of changes in equity prices
- Commodity risk, which is the risk of losses because of changes in commodity prices
- Credit spread risk, which is the risk of losses because of changes in credit spreads

Models

Interest rate risk is measured as the expected loss on interest rate positions in the event of a general change in all interest rates of one percentage point. The Group also measures the yield curve risk, which expresses the risk of losses if interest rates for various terms change independently of one another.

Exchange rate risk is measured with reference to Danish kroner. This measure quantifies, at a confidence level of 95%, the risk that the Group would incur a loss exceeding the value indicated assuming that the Group would keep its currency positions unchanged during the following ten days.

The equity market risk is divided into the risk associated with listed shares and that associated with unlisted shares. The equity market risk is calculated as the aggregate fair value of short- and long-term positions in equities and equity-related instruments.

Commodity risk is measured as the expected loss on positions in commodities following changes of +/-10 percentage points in individual commodity indices.

The Group's holding of corporate bonds and credit default swaps depends on changes in the credit spread traded. The monitoring of this risk forms part of the monitoring of interest rate risk by measuring the price sensitivity of changes in the credit spread traded.

VaR is a statistical measure that quantifies the maximum loss that the Group may incur on its portfolios under normal market conditions at a confidence level of 95% assuming that the Group keeps its position unchanged for ten days. One of the major strengths of VaR is that it provides an aggregate measure of all risk types that factors in the correlation structure of the financial markets.

VaR is also used to calculate the Group's capital requirement at a confidence level of 99%. Only sub-portfolios of the trading portfolio are included in this calculation together with the exchange rate risk on assets not included in the trading portfolio. Positions not included in the trading portfolio include unlisted shares, interest risk on banking activities and strategic positions. The calculation of the capital requirement includes commodity risk measured in accordance with the standardised approach.

Conventional risk measures

At the end of 2007 and 2006, the Group calculated its market risk in terms of the following conventional risk measures:

Market risk	2007	2006
Interest rate risk	2,417	946
Equity market risk, listed equities	1,105	1,611
Equity market risk, unlisted equities	3,340	3,185
Credit spread risk on corporate bonds	3	4
Commodity risk	3	-
Exchange rate risk (value at risk)	7	8

The exchange rate risk was modest in 2007 and 2006. At the end of 2007, the Group's five major currencies were EUR, SEK, NOK, USD and CHF.

The breakdown of interest rate risk by maturity below is calculated on the basis of a change in interest rates of one percentage point at the end of the year.

	< 1 year	1-3 years	3-7 years	7-11 years	> 11 years	Total
Interest rate risk 2007	1,165	-559	710	872	229	2,417
Interest rate risk 2006	1,251	56	-982	71	550	946

(DKr m)

Value at Risk

The table below shows the VaR measurements used to calculate the Group's capital requirement. In mid-2007, the Group switched from a parametric model to simulations based on historical data.

	2007				2006			
By risk category	Avg. VaR	Minimum VaR	Maximum VaR	Dec. 31	Avg. VaR	Minimum VaR	Maximum VaR	Dec. 31
Interest rate	330	84	799	640	170	84	352	84
Exchange rate	14	4	29	7	14	5	44	10
Equity market	77	41	210	110	199	100	446	167
Diversification benefit	-82			-105	-116			-80
Total VaR	339	120	778	652	267	145	531	181

The Group's Value at Risk was modest throughout 2007 and 2006.

Back testing and stress testing

The Group conducts back tests on a daily basis to document that internal models used to measure market risk are sufficiently robust. Back tests compare the losses calculated by the model with hypothetical losses assuming unchanged exposure but changes in market prices.

BACK TEST RESULTS, P/L EFFECT, 2007
DKr m


300
250
200
150
100
50
0
-50
-100
-150
-200
-250
-300
Upper and lower VaR

The Group conducts stress tests and scenario analyses to measure its risk of loss under unusual market conditions.

Stress tests based on worst-case scenarios usually involve a combination of historical events, whereas scenario analyses may reflect current or future events.

The table below shows the effect on profits of extreme, but not necessarily very likely, shocks to current positions. The analysis was conducted on the basis of a stress test with a change in interest rates of +/-2% as recommended by the Basel Committee. The Group combined this scenario with a fall in equity prices of 20% and changes in exchange rates of +/-10%.

Risk category	Change	Maximum loss 2007	Maximum loss 2006
Equity market	+ 20/- 20 %	325	633
Exchange rate	+10/-10 %	-	76
Interest rate	+2/-2 %	4,885	462

(DKr m)

Liquidity risk

Liquidity risk is defined as the risk of losses because

- the Group's funding costs increase disproportionately
- lack of funding prevents the Group from establishing new business
- lack of funding will ultimately prevent the Group from meeting its obligations

The Group's liquidity risk does not include the liquidity risks of Realkredit Danmark and Danica. At Realkredit Danmark, the financing of mortgage loans by listed mortgage bonds with identical terms has, in all material respects, eliminated the liquidity risk. Danica's balance sheet comprises long-term contributions and assets of which a large part is invested in liquid listed bonds and easily marketable shares. As both companies are subject to statutory limits for commitments to Danske Bank, their liquidity is not included in Group level liquidity management.

At Danske Bank, liquidity management is based on regular monitoring and management of the Bank's short-term and long-term liquidity risks and builds on the following themes: operational liquidity risk, liquidity stress tests, 12-month liquidity and structural liquidity risk.

Operational liquidity risk

The management of operational liquidity risk aims primarily at ensuring that the Group always has a liquidity buffer that is able, in the short term, to absorb the net effects of current transactions and expected changes in liquidity.

The operational liquidity risk of the Group is managed on the basis of limits approved by the management, including separate limits for liquidity in foreign currency. Liquidity is determined on the basis of the Group's known future receipts and payments under transactions already entered into and its holdings of liquid bonds. Operational risk factors in estimated effects on the Danish kroner liquidity of the Danish Government's receipts and payments. An effect of irrevocable loan commitments is also included to ensure that the current liquidity management takes account of the potential risk of drawings under such commitments.

Liquidity stress tests

The Group conducts stress tests to estimate liquidity risks in various scenarios in order to measure its current liquidity risk level and to be able to respond as quickly as possible to crises. The scenarios cover crises affecting Danske Bank specifically as well as general market crises. The scenarios assume that the Group's lending activities do not decline. The degree of possible refinancing will vary, depending on the scenario in question. For example, the Group's opportunities for issuing certificates will be more limited in a scenario where the Group's short-term rating is downgraded than in a scenario with a mild recession.

The Group constantly monitors the distribution of funding sources by product, currency, maturity and counterparty to ensure that it has the funding base that provides the best possible protection if markets come under pressure.

12-month liquidity

In its "Bank Financial Strength Ratings: Global Methodology", Moody's has set various classification requirements for banks' liquidity management. One requirement is that the 12-month liquidity curve must generally be positive. Liquidity calculations must assume, among other factors, that the Group is cut off from capital markets. On this basis, the Group's liquidity calculations result in a positive liquidity curve until the fourth quarter of 2008. After the implementation of the Bank's covered bond programme at the end of 2007, the first bonds were issued in December. The Group's access to the covered bond market will raise the liquidity curve.

12-month liquidity at December 31, 2007 (DKr bn)

1 week	2 weeks	3 weeks	1 month	2 months	3 months	4 months	5 months	6 months	9 months	12 months
233	220	186	116	79	47	40	34	26	-3	-30

The Group monitors its liquidity reserve to make sure that the Group remains robust if cut off from the capital markets.

(DKr m)

Structural liquidity risk

The Group's structural liquidity risk relates to its long-term liquidity mismatch. The management of structural liquidity risk is intended to ensure that the Group does not create an unnecessarily large need for funding in the future. Managing the structural liquidity risk is important when the Group plans its funding activities.

The structural liquidity risk is based on a breakdown by maturity of the Group's assets, liabilities and off-balance-sheet items. The Group bases these calculations on the contractual due dates of individual products but takes into account that some balance sheet items have maturities that make their actual due dates deviate materially from their contractual due dates. The maturities of such items are therefore modified to provide a more accurate view of the actual behaviour. For example, demand deposits made by the private sector are contractually very short-term funding, but they are considered a relatively stable source of funding.

As part of the management of the structural liquidity risk, the liquidity position is broken down by a number of variables such as currency, product, business area and organisational unit.

The liquidity position of the Group at the end of 2007 and 2006, excluding Realkredit Danmark and Danica, is shown below:

At December 31 (DKr bn)	Up to 1 month	1-3 months	3-12 months	1-5 years	5-10 years	> 10 years
2007	25	8	15	17	83	90
2006	64	36	5	31	93	81

The table below breaks down the financial assets and liabilities of the Group by contractual due date.

(DKr m)

Financial assets

	0-3 months	3-12 months	1-5 years	> 5 years	Total
2007					
Cash in hand and demand deposits with central banks	13,861	-	-	-	13,861
Due from credit institutions and central banks	324,466	17,240	3,408	845	345,959
Bonds	14,837	38,241	201,543	170,478	425,099
Derivatives with positive fair value	32,989	26,403	72,076	93,148	224,616
Bank loans and advances	641,713	185,055	201,103	332,542	1,360,413
Mortgage loans	13,845	10,414	57,856	545,694	627,809
Total	1,041,711	277,353	535,986	1,142,707	2,997,757
2006					
Cash in hand and demand deposits with central banks	12,319	-	-	-	12,319
Due from credit institutions and central banks	252,291	19,449	2,721	807	275,268
Bonds	71,781	36,513	145,790	85,756	339,840
Derivatives with positive fair value	25,408	26,570	46,628	50,923	149,529
Bank loans and advances	540,184	170,793	129,907	213,438	1,054,322
Mortgage loans	15,879	10,991	59,442	516,272	602,584
Total	917,862	264,316	384,488	867,196	2,433,862

Financial liabilities

	0-3 months	3-12 months	1-5 years	> 5 years	Total
2007					
Due to credit institutions and central banks	648,241	19,579	5,817	3,718	677,355
Deposits	833,752	30,011	8,438	51,794	923,995
Trading portfolio liabilities	51,886	40,376	104,740	134,545	331,547
Issued mortgage bonds	56,286	123,047	183,361	155,999	518,693
Other liabilities	131,519	63,522	158,925	48,425	402,391
Subordinated debt	1,936	11	17,695	39,383	59,025
Total	1,723,620	276,546	478,976	433,864	2,913,006
2006					
Due to credit institutions and central banks	542,866	21,550	133	-	564,549
Deposits	661,410	30,101	3,756	7,676	702,943
Trading portfolio liabilities	45,496	36,689	75,732	78,607	236,524
Issued mortgage bonds	58,201	129,833	178,193	117,990	484,217
Other liabilities	52,713	65,880	159,953	15,190	293,736
Subordinated debt	-	-	8,525	40,426	48,951
Total	1,360,686	284,053	426,292	259,889	2,330,920

Insurance risk

The Group's life insurance risk consists of financial risk (market risk and credit risk) and actual insurance risks attributable to Danica Pension.

The financial risk concerns the performance of assets allocated to shareholders' equity and the risk that, in the event of modest returns on customer funds, collective bonus potential and the bonus potential of paid-up policies are insufficient to cover customers' guaranteed benefits.

The most important factor as regards conventional life insurance products is the relation between investment securities and life insurance obligations. If the year's returns on customer funds are inadequate to cover the customers' guaranteed return, the necessary strengthening of life insurance provisions, etc., the shortfall is covered first by the collective bonus potential and then by the bonus potential of paid-up policies. If these bonus potentials are insufficient to cover the shortfall, funds are allocated from shareholders' equity.

To ensure correspondence between the return on customer funds and the customers' guaranteed benefits, the Group monitors the financial risk and has set limits for maximum market and interest rate risks. Stress tests are conducted regularly to ensure that Danica is able to withstand a fall in equity prices of 30% and considerable simultaneous changes in interest rates.

The credit risk of Danica's bond portfolio is modest since the portfolio consists primarily of government and mortgage bonds with high ratings from the international rating agencies. Individual risks are limited, and collateral has been provided for the value of derivatives hedging interest rate risk.

Liquidity risk is also modest. Large parts of the assets consist of ultra-liquid listed bonds and liquid foreign equities.

To a large extent, policyholders bear the risk on investment securities under unit-linked contracts. The risk on guarantees in *Danica Link* is hedged by equity derivatives and by adjusting the investments during the last five years before disbursement. The risk on guarantees in *Danica Balance* is managed primarily through the individual customers' investment portfolios. The portion of funds invested in equities is regularly adjusted on the basis of the guarantee amount, the remaining term and other factors.

Life insurance risks are linked to trends in mortality, disability, critical illness, etc., the most important being life expectancy. For example, an increase in life expectancy affects the time during which benefits are payable under certain pension plans, whereas the trends in mortality, sickness and recoveries affect life insurance and disability benefits.

The various risk elements are subject to ongoing actuarial assessment for the purpose of calculating insurance obligations and making relevant business adjustments. Life insurance obligations are calculated according to expected future mortality. Estimates are based on data from the Group's portfolio of insurance contracts, and they are updated regularly.

For health and accident policies, insurance obligations are calculated on the basis of expectations for future recoveries and reopenings of old claims. Estimates are based on data from Danica's portfolio of insurance contracts, and they are updated regularly. The results of Danica's health and accident business, critical illness and other types of business form part of the profit for the year. The trend in the results of these types of business is managed primarily through premium adjustments.

To reduce the insurance risk, a small portion of the risks related to mortality and disability is covered by reinsurance arrangements. Furthermore, Danica has hedged the risk of disasters.

Sensitivity analysis

The sensitivity indicators show the effect on Danica's equity and collective bonus potential generated by separate changes in interest rates, equity prices, real property prices and actuarial assumptions. If the bonus potential is inadequate to cover policyholders' share of the effect, the shortfall will be covered by funds allocated from shareholders' equity.

2007 (DKr bn)	Effect on equity	Maximum effect on collective bonus potential	Maximum effect on bonus potential of paid-up policies	Total effect
Increase in interest rates of 0.7 of a percentage point	-0.2	-2.2	4.0	1.6
Decline in interest rates of 0.7 of a percentage point	0.2	0.8	-5.0	-4.0
Decline in equity prices of 12%	-0.4	-4.4	-	-4.8
Decline in real property prices of 8%	-0.1	-1.2	-	-1.3
Exchange rate risk (VaR 99.5%)	-	-0.4	-	-0.4
Loss on counterparties of 8%	-	-1.5	-	-1.5
Fall in mortality of 10%	-	-1.3	-0.1	-1.4
Increase in mortality of 10%	-	1.2	0.2	1.4
Increase in disability of 10%	-	0.1	-	0.1

Throughout 2007, the Danica group has complied with the Danish FSA's red and yellow card reporting and currently assesses the probability of a yellow card to be negligible. The excess cover relative to yellow card reporting constitutes 16 times the requirement.

2006 (DKr bn)	Effect on equity	Maximum effect on collective bonus potential	Maximum effect on bonus potential of paid-up policies	Total effect
Increase in interest rates of 0.7 of a percentage point	-0.2	-1.0	3.5	2.3
Decline in interest rates of 0.7 of a percentage point	0.2	1.9	-3.5	-1.4
Decline in equity prices of 12%	-0.4	-4.5	-	-4.9
Decline in real property prices of 8%	-0.1	-1.1	-	-1.2
Exchange rate risk (VaR 99.5 %)	-	-0.4	-	-0.4
Loss on counterparties of 8%	-	-1.2	-	-1.2
Fall in mortality of 10%	-	-1.7	-0.1	-1.8
Increase in mortality of 10%	-	1.5	0.2	1.7
Increase in disability of 10%	-	-0.2	-	-0.2

(DKr m)

Pension risk

The Group's pension risk is the risk of a pension shortfall in the Group's defined benefit plans which means that it will have to make additional contributions to cover its pension obligations to current and former employees.

The use of financial derivatives to reduce the inflation and interest rate risks is a cornerstone of the Group's risk management. By matching expected future pension benefits with the proceeds from derivatives and the matching assets, the Group minimises its pension risk.

The special complexity of its pension obligations means that the Group manages market risk on the basis of special follow-up and monitoring principles, so-called business objectives. Quarterly risk reports follow up on the objectives and analyse the financial status of the individual plans on the basis of sensitivity analyses and the Value at Risk (VaR) measure. The objectives include specific limits for acceptable risk exposure levels.

For each pension scheme, the calculations include net funding and the sensitivity of net funding to changes in interest rates, equity prices and life expectancy. The net funding expresses the difference between the market value of the assets and the present value of the pension obligations.

Sensitivity analysis	Change	Effect 2007	Effect 2006
Equity prices	-20%	-1,259	-1,375
Interest rates	+1/- 1%	+ 1,304/-921	+ 1,794/-1,807
Life expectancy	+1 year	-380	-415

To supplement the sensitivity analyses, the Group calculates the risk in the individual pension funds, expressed as VaR. The calculations are based on a long-term horizon. In this scenario, equity price volatility (20%) and the correlation between interest rates and equity prices (25%) have been set at values reflecting normal market data. The duration of the pension obligations is reduced by half as empirical data show that inflation risk reduces the interest rate risk on the obligations by approximately 50% over the long term.

At the end of 2007, VaR was DKr3,051m (2006: DKr4,751m). VaR is calculated at a confidence level of 99.97% and a time horizon of one year. The calculation is adjusted for inflation risk. The significant reduction of VaR from 2006 to 2007 is the result of rising interest rates and the use of financial derivatives to reduce interest rate risk.

Note 33 provides additional information about the Group's defined benefit plans.

Operational risk

Operational risk is the risk of losses owing to

- deficient or erroneous internal procedures
- human or system errors
- external events, including legal events.

Operational risk is thus often associated with specific and one-off events, such as failure to observe business or working procedures, defects or breakdowns of the technical infrastructure, criminal acts, fire and storm damage or litigation. Operational risks are, thus, non-financial risks.

Operational risk management relies on a framework of policies. Each business area is responsible for the day-to-day monitoring of operational risk and for mitigating losses. The resource areas place resources at the disposal of the business areas.

The measurement and control framework comprises four qualitative elements:

- Risk identification and assessment that ensure that all key risks are effectively highlighted for group-wide transparency and management. This enables the Group to focus on fewer but more fundamental risks
- Monitoring of key risks. This is an ongoing process that ensures that an increase in such risks is consistently highlighted on a group-wide basis
- Risk mitigation strategies and implementation processes that ensure that key risks are reduced and establish transparency in these strategies and processes
- Follow-up on loss data and events.

Business risk

Business risk is the risk of losses emanating from changes in external circumstances or events that harm the Group's reputation or earnings. It includes the risk of a decline in earnings due to strategic decisions (strategic risk).

Business risk constitutes a separate risk factor in the Group's calculation of economic capital. The Group has developed a model for calculating economic capital in connection with business risk based on measurement of earnings volatility in the individual business areas. Fluctuations and the correlation of income and expenses for each business unit and at Group level are calculated and scaled to a 99.97% confidence level based on a normal distribution function.

The model was first used in the first quarter of 2006. The calculated results are validated against actual results on an ongoing basis.

ANNUAL ACCOUNTS OF THE PARENT COMPANY, DANSKE BANK A/S

(DKr m)

The accounts of the Parent Company, Danske Bank A/S, are prepared in accordance with the Danish Financial Business Act and the executive order of the Danish FSA on financial reports of credit institutions, etc. The rules are identical to the Group's valuation principles under IFRSs except that domicile property owned by the Parent Company is recognised at its estimated fair value and that the corridor method is not applied to pension obligations. The estimated fair value of domicile property is calculated in accordance with appendix 8 of the executive order of the Danish FSA on financial reports of credit institutions, etc. Holdings in subsidiary undertakings are valued using the equity method, and tax payable by the undertakings is expensed under Income from associated and subsidiary undertakings. The format of the Parent Company accounts is not identical to the format of the consolidated accounts prepared in accordance with IFRSs.

At April 1, 2007, the subsidiaries of Fokus Bank ASA, Norway, and National Irish Bank Ltd., Republic of Ireland, were converted into branches of Danske Bank. This conversion meant that the activities in Norway and the Republic of Ireland are now recognised under the individual items of the income statement and the balance sheet rather than under Income from associated and subsidiary undertakings and Holdings in subsidiary undertakings, respectively. The transfers were made at their carrying amounts and therefore did not affect the net profit for the year. However, the effect on total assets was an increase of DKr282bn as the full balance sheet totals for the branches are now recognised. Formerly, only the holdings in the two banks were recognised.

The table shows the differences between the consolidated accounts presented in accordance with IFRSs and the parent accounts presented in accordance with the rules of the Danish FSA with respect to net profit and shareholders' equity.

	Net profit 2007	Net profit 2006	Shareholders' equity Dec. 31, 2007	Shareholders' equity Dec. 31, 2006
Group accounts according to IFRSs	14,870	13,545	104,355	95,172
Domicile property	-55	-34	1,873	1,342
Pension obligations	345	568	381	34
Tax effect	-107	-131	-101	8
Minority interests	8	12	3,017	3,001
Group accounts according to the rules of the Danish FSA	15,061	13,960	109,525	99,557
Minority interests according to the rules of the Danish FSA	65	-	3,149	3,048
Parent company accounts according to the rules of the Danish FSA	14,996	13,960	106,376	96,509

The consolidated accounts contain a list of the Group's holdings and undertakings.

INCOME STATEMENT - DANSKE BANK A/S

Note	(DKr m)	2007	2006
2	Interest income	87,485	64,676
3	Interest expense	72,400	53,015
	Net interest income	15,085	11,661
	Dividends from shares, etc.	97	117
4	Fee and commission income	9,071	8,357
	Fees and commissions paid	2,116	1,704
	Net interest and fee income	22,137	18,431
5	Value adjustments	2,624	4,164
	Other operating income	1,688	1,654
6	Staff costs and administrative expenses	14,215	11,297
	Amortisation and depreciation	1,975	1,600
	Other operating expenses	2	-
	Impairment charges for loans and advances, etc.	252	-207
	Income from associated and subsidiary undertakings	7,369	5,571
	Profit before tax	17,374	17,130
8	Tax	2,378	3,170
	Net profit for the year	14,996	13,960
	Proposed profit allocation		
	Equity method reserve	8,015	5,750
	Dividends for the year	5,940	5,416
	Profit brought forward	1,041	2,794
	Total	14,996	13,960

BALANCE SHEET - DANSKE BANK A/S

Note	(DKr m)	2007	2006
	ASSETS		
	Cash in hand and demand deposits with central banks	8,384	4,945
9	Due from credit institutions and central banks	403,830	362,863
10	Loans and other amounts due at amortised cost	1,093,647	818,530
	Bonds at fair value	470,362	396,252
15	Bonds at amortised cost	317	223
	Shares, etc.	3,731	3,695
	Holdings in associated undertakings	907	853
	Holdings in subsidiary undertakings	96,206	65,501
16	Assets under pooled schemes	38,331	38,262
	Intangible assets	24,109	6,439
	Land and buildings	5,123	4,483
12	Investment property	85	83
12	Domicile property	5,038	4,400
13	Other tangible assets	4,171	3,445
	Current tax assets	491	20
14	Deferred tax assets	225	-
	Assets temporarily taken over	59	9
17	Other assets	245,634	162,090
	Prepayments	1,627	1,897
	Total assets	2,397,154	1,869,507
	LIABILITIES AND EQUITY		
	AMOUNTS DUE		
18	Due to credit institutions and central banks	745,890	590,211
19	Deposits and other amounts due	753,767	560,724
	Deposits under pooled schemes	40,282	40,046
20	Issued bonds at amortised cost	326,393	277,848
	Current tax liabilities	621	116
21	Other liabilities	370,167	255,688
	Deferred income	994	821
	Total amounts due	2,238,114	1,725,454
	PROVISIONS FOR LIABILITIES		
	Provisions for pensions and similar obligations	887	456
14	Provisions for deferred tax	904	813
11	Provisions for losses on guarantees	265	198
	Other provisions for liabilities	15	48
	Total provisions for liabilities	2,071	1,515
	SUBORDINATED DEBT		
22	Subordinated debt	50,593	46,029
	SHAREHOLDERS' EQUITY		
	Share capital	6,988	6,988
	Accumulated value adjustments	1,097	998
	Equity method reserve	24,575	16,560
	Profit brought forward	67,776	66,547
	Proposed dividends	5,940	5,416
	Total shareholders' equity	106,376	96,509
	Total liabilities and equity	2,397,154	1,869,507

STATEMENT OF CAPITAL - DANSKE BANK A/S

(DKr m)

Changes in shareholders' equity

	Share capital	Foreign currency translation reserve	Revaluation reserve	Equity method reserve	Profit brought forward	Proposed dividends	Total 2007	Total 2006
Shareholders' equity at January 1	6,988	10	988	16,560	66,547	5,416	96,509	74,638
Translation of foreign units	-	-767	-	-	-	-	-767	171
Foreign unit hedges	-	728	-	-	-	-	728	-149
Fair value adjustment of domicile property	-	-	171	416	-	-	587	383
Sale of domicile property	-	-	-33	-	33	-	-	-
Transfer to collective bonus under insurance contracts	-	-	-	-	-400	-	-400	-
Tax on entries on shareholders' equity	-	-	-	-	196	-	196	-18
Net gains not recognised in the income statement	-	-39	138	416	-171	-	344	387
Net profit for the year	-	-	-	7,599	7,397	-	14,996	13,960
Total income	-	-39	138	8,015	7,226	-	15,340	14,347
Dividends paid	-	-	-	-	100	-5,416	-5,316	-6,254
Proposed dividends	-	-	-	-	-5,940	5,940	-	-
Increase in share capital	-	-	-	-	-	-	-	14,671
Expenses for increase in share capital	-	-	-	-	-	-	-	-132
Acquisition of own shares	-	-	-	-	-33,459	-	-33,459	-19,926
Sale of own shares	-	-	-	-	33,132	-	33,132	19,001
Share-based payment	-	-	-	-	170	-	170	164
Shareholders' equity at December 31	6,988	-29	1,126	24,575	67,776	5,940	106,376	96,509

At the end of 2007, the share capital was made up of 698,804,276 shares of a nominal value of DKr10 each. All shares carry the same rights; there is thus only one class of shares. Information about the holders of Danske Bank shares is available in the Management's report.

Own shares held by the Parent Company, Danske Bank A/S	Number of shares	Nominal value (DKr m)	Prop. of share capital (%)	Sales/purchase price (DKr m)
Holding at January 1, 2006	8,952,259	90	1.40	
Acquired in 2006	85,432,459	854	12.23	19,712
Sold in 2006	83,046,561	830	11.88	18,910
Holding at December 31, 2006	11,338,157	114	1.63	
Acquired in 2007	144,644,066	1,446	20.70	33,426
Sold in 2007	144,032,167	1,440	20.61	33,113
Holding at December 31, 2007	11,950,056	120	1.71	

Acquisitions in 2007 comprised shares for the trading portfolio and investments on behalf of customers.

Danske Bank shares held by subsidiary undertakings	Number of shares	Nominal value (DKr m)	Prop. of share capital (%)	Sales/purchase price (DKr m)
Holding at January 1, 2006	2,647,151	27	0.41	
Acquired in 2006	917,300	9	0.13	214
Sold in 2006	385,131	4	0.06	91
Holding at December 31, 2006	3,179,320	32	0.45	
Acquired in 2007	146,650	1	0.02	33
Sold in 2007	75,000	1	0.01	19
Holding at December 31, 2007	3,250,970	32	0.47	

Acquisitions in 2007 and 2006 consisted exclusively of investments on behalf of customers.

STATEMENT OF CAPITAL - DANSKE BANK A/S

(DKr m)	2007	2006
Capital base and solvency ratio		
Shareholders' equity	106,376	96,509
Proposed dividends	-5,940	-5,416
Intangible assets	-24,109	-6,439
Deferred tax assets	-225	-
Revaluation of real property	-1,126	-988
Core (tier 1) capital, excluding hybrid core capital	74,976	83,666
Hybrid core capital	13,231	11,419
Statutory deduction for insurance subsidiaries	-2,230	-
Other statutory deductions	-18	-
Core (tier 1) capital	85,959	95,085
Subordinated debt, excluding hybrid core capital	34,713	34,707
Hybrid core capital	3,224	-
Revaluation of real property	1,126	988
Statutory deduction for insurance subsidiaries	-2,230	-4,297
Other statutory deductions	-18	-37
Capital base	122,774	126,446
Risk-weighted items		
not included in trading portfolio	937,336	712,594
with market risk in trading portfolio	94,668	68,473
Total risk-weighted items	1,032,004	781,067
Core (tier 1) capital ratio, excl. hybrid core capital, %	7.3	10.7
Core (tier 1) capital ratio, %	8.3	12.2
Solvency ratio, %	11.9	16.2
Minimum capital requirement of 8% of risk-weighted items	82,560	62,485

Capital base and solvency ratio for 2006 are calculated in accordance with the rules of the Danish FSA in force at that time.

Note	(DKr m)	2007	2006
1	**Net interest and fee income and value adjustments broken down by business segment**		
	Banking Activities	24,650	22,733
	Danske Markets	3,161	3,577
	Danske Capital	739	691
	Other	-3,789	-4,406
	Total	24,761	22,595
	Geographical segmentation:		
	Denmark	16,230	18,189
	Finland	337	171
	Republic of Ireland	1,112	-
	Norway	2,168	170
	UK	1,069	838
	Sweden	3,426	2,942
	Germany	296	262
	Poland	123	23
	Total	24,761	22,595

Geographical segmentation is based on the location where the individual transactions are recorded. The figures for Denmark include finance costs related to investments in foreign activities.

Note	(DKr m)	2007	2006
2	**Interest income**		
	Reverse transactions with credit institutions and central banks	8,264	4,878
	Credit institutions and central banks	8,682	14,544
	Reverse loans	13,283	8,733
	Loans, advances and other amounts due	39,240	23,399
	Bonds	12,926	8,353
	Derivatives	4,885	4,745
	Currency contracts	4,471	5,493
	Interest rate contracts	414	-748
	Other interest income	205	24
	Total	87,485	64,676
3	**Interest expense**		
	Repo transactions with credit institutions and central banks	5,831	3,481
	Credit institutions and central banks	27,279	24,642
	Repo deposits	5,284	3,151
	Deposits and other amounts due	15,698	8,682
	Issued bonds	15,569	10,796
	Subordinated debt	1,951	2,076
	Other interest expenses	788	187
	Total	72,400	53,015
4	**Fee and commission income**		
	Securities trading and custody account fees	4,441	4,048
	Payment services fees	1,546	1,374
	Loan fees	1,365	1,373
	Guarantee commissions	781	713
	Other fees and commissions	938	849
	Total	9,071	8,357

Note	(DKr m)	2007	2006
5	**Value adjustments**		
	Loans and advances at fair value	-617	-1,110
	Bonds	-2,699	-971
	Shares, etc.	367	747
	Investment property	23	48
	Currency	1,280	931
	Derivatives	3,889	1,985
	Assets under pooled schemes	574	1,460
	Deposits under pooled schemes	-465	-1,597
	Other assets	-	804
	Other liabilities	272	1,867
	Total	2,624	4,164
6	**Staff costs and administrative expenses**		
	Remuneration of the Executive Board and the Board of Directors		
	Executive Board	38	27
	Board of Directors	9	9
	Total	47	36
	Staff costs		
	Salaries	7,544	6,221
	Pensions	957	564
	Financial services employer tax, etc.	931	879
	Total	9,432	7,664
	Other administrative expenses	4,736	3,597
	Total staff costs and administrative expenses	14,215	11,297
	Number of full-time-equivalent staff (avg.)	14,880	13,446

Note 8 of the consolidated accounts contains additional information about the remuneration of the Executive Board and the Board of Directors.

Note		2007	2006
7	**Audit fees**		
	Total fees to the accounting firms elected by the general meeting which perform the statutory audit	12	11
	Fees for non-audit services included in preceding item	3	4
8	**Tax**		
	Calculated tax charge for the year	2,499	2,917
	Other deferred tax	-64	336
	Adjustment of prior-year tax charge	25	-83
	Lowering of tax rate	-82	-
	Tax on impairment charges for loans and advances, etc.	-	-
	Total	2,378	3,170
	Effective tax rate	%	%
	Danish tax rate	25.0	28.0
	Non-taxable income and non-deductible expenses	-1.1	-0.7
	Difference between tax rates of foreign units and Danish tax rate	0.5	0.3
	Adjustment of prior-year tax charge	0.2	-0.7
	Lowering of tax rate	-0.4	-
	Tax on impairment charges for loans and advances, etc.	-	-
	Effective tax rate	24.2	26.9
	of which included under income from associated and subsidiary undertakings	10.6	8.4
	Total	13.6	18.5

Note	(DKr m)	2007	2006
9	**Due from credit institutions and central banks**		
	Demand deposits	18,630	22,426
	Up to 3 months	342,529	299,989
	From 3 months to 1 year	28,124	22,170
	From 1 to 5 years	12,307	15,523
	Over 5 years	2,240	2,755
	Total	403,830	362,863
	Due from credit institutions	320,391	296,904
	Term deposits with central banks	83,439	65,959
	Total	403,830	362,863
	Reverse transactions included in preceding items	228,801	163,862
10	**Loans and other amounts due at amortised cost**		
	Demand deposits	73,284	69,076
	Up to 3 months	526,867	422,892
	From 3 months to 1 year	152,275	115,817
	From 1 to 5 years	123,085	81,383
	Over 5 years	218,136	129,362
	Total	1,093,647	818,530
	Reverse transactions included in preceding items	287,223	294,555
	Loans and guarantees broken down by sector and industry	%	%
	Public sector	4.1	3.2
	Corporate sector		
	Agriculture, hunting and forestry	1.1	1.0
	Fisheries	0.2	-
	Manufacturing industries, extraction of raw materials, utilities	9.2	9.0
	Building and construction	1.6	1.2
	Trade, restaurants and hotels	5.1	4.0
	Transport, mail and telephone	3.4	2.7
	Credit, finance and insurance	38.9	49.5
	Property administration, purchase and sale, and business services	12.9	9.8
	Other	-	-
	Total corporate sector	72.4	77.2
	Retail customers	23.5	19.6
	Total	100.0	100.0

Note	(DKr m)					
11	**Impairment charges for loans, advances and guarantees, etc.**					
		Loans, advances and guarantees, individual impairment	Loans, advances and guarantees, collective impairment	Other amounts due, individual impairment	Other amounts due, collective impairment	Total
	Impairment charges at January 1, 2007	2,763	716	1	-	3,480
	Impairment charges during the year	2,441	755	-	-	3,196
	Reversal of impairment charges	2,951	522	-	-	3,473
	Other changes	357	99	-	-	456
	Impairment charges at December 31, 2007	2,610	1,048	1	-	3,659
	Impairment charges at January 1, 2006	3,287	773	9	-	4,069
	Impairment charges during the year	1,124	351	-	-	1,475
	Reversal of impairment charges	1,676	456	7	-	2,139
	Other changes	28	48	-1	-	75
	Impairment charges at December 31, 2006	2,763	716	1	-	3,480

	2007 Individual	2007 Collective	2006 Individual	2006 Collective
Total loans, advances and other amounts due (including portfolios) with objective evidence of impairment before impairment charges (the amount does not include loans, advances and other amounts due recognised at nil)	2,656	71,731	2,555	11,156
Carrying amount net of impairment charges	1,797	70,756	1,239	10,527

Note					
12	**Investment and domicile property**				
		2007 Investment property	2007 Domicile property	2006 Investment property	2006 Domicile property
	Fair value/revaluation at January 1	83	4,400	112	3,958
	Additions, including property improvement expenditure	1	537	3	7
	Disposals	4	32	42	44
	Amortisation and depreciation	-	50	-	27
	Value adjustment not recognised in the income statement	-	138	-	351
	Value adjustment recognised in the income statement	5	45	10	166
	Other changes	-	-	-	-11
	Fair value/revaluation at December 31	85	5,038	83	4,400
	Required rate of return for calculation of fair value/revaluation (% p.a.)	4.0-4.5	5.0-8.8	4.0-8.0	4.5-8.8

The value of real property is assessed by the Group's valuers.

Note	(DKr m)	2007	2006
13	**Other tangible assets**		
	Cost at January 1	6,338	5,600
	Foreign currency translation	-14	5
	Additions, including property improvement expenditure	2,107	1,691
	Disposals	1,120	958
	Cost at December 31	7,311	6,338
	Depreciation and impairment charges at January 1	2,893	2,662
	Foreign currency translation	-11	-1
	Depreciation	1,331	777
	Depreciation of and impairment charges for assets sold	1,073	545
	Depreciation and impairment charges at December 31	3,140	2,893
	Carrying amount at December 31	4,171	3,445

14 **Change in deferred tax**

2007	At Jan. 1	Other adjustments	Recognised in profit for the year	At Dec. 31
Intangible assets	236	-	63	299
Tangible assets	1,065	8	-162	911
Securities	-220	-1	-2	-223
Provisions for obligations	-234	-91	-8	-333
Other	-34	-1	60	25
Total	813	-85	-49	679
including adjustment of prior-year tax charges			195	
2006				
Intangible assets	158	-	78	236
Tangible assets	939	-	126	1,065
Securities	-183	-	-37	-220
Provisions for obligations	-353	-	119	-234
Other	-62	-	28	-34
Total	499	-	314	813
including adjustment of prior-year tax charges			-22	

	2007	2006
Deferred tax		
Deferred tax assets	225	-
Provisions for deferred tax	904	813
Deferred tax, net	679	813

In addition to the deferred tax provided for on the balance sheet, the Group is liable for deferred tax of DKr280m (2006: DKr0m) for shares in subsidiary undertakings held for less than three years.

Note		2007	2006
15	**Bonds at amortised cost**		
	The fair value of held-to-maturity assets totals	317	224
	The carrying amount of held-to-maturity assets totals	317	223

Note	(DKr m)	2007	2006
16	**Assets under pooled schemes**		
	Bonds at fair value	20,322	21,105
	Shares	11,615	12,962
	Unit trust certificates	6,670	4,718
	Cash deposits, etc.	1,675	1,261
	Total assets before elimination	40,282	40,046
	Own shares	624	826
	Other internal balances	1,327	958
	Total	38,331	38,262
17	**Other assets**		
	Positive fair value of derivatives	220,896	147,722
	Other assets	24,738	14,368
	Total	245,634	162,090
18	**Due to credit institutions and central banks**		
	Amounts payable on demand	66,641	47,042
	Up to 3 months	659,497	521,686
	From 3 months to 1 year	18,936	21,354
	From 1 to 5 years	476	129
	Over 5 years	340	-
	Total	745,890	590,211
	Repo transactions included in preceding items	167,994	139,130
19	**Deposits and other amounts due**		
	On demand	383,087	275,593
	Term deposits	4,766	5,393
	Time deposits	219,917	157,267
	Repo deposits	125,721	104,044
	Special deposits	20,276	18,427
	Total	753,767	560,724
	On demand	383,087	275,593
	Up to 3 months	289,544	249,033
	From 3 months to 1 year	22,153	24,837
	From 1 to 5 years	7,270	3,582
	Over 5 years	51,713	7,679
	Total	753,767	560,724
20	**Issued bonds at amortised cost**		
	On demand	-	-
	Up to 3 months	106,243	92,038
	From 3 months to 1 year	50,647	69,303
	From 1 to 5 years	128,162	106,123
	Over 5 years	41,341	10,384
	Total	326,393	277,848
21	**Other liabilities**		
	Negative fair value of derivatives	216,887	142,388
	Other liabilities	153,280	113,300
	Total	370,167	255,688

Note	(DKr m)

22 **Subordinated debt**

Subordinated debt consists of liabilities in the form of subordinated loan capital and hybrid core capital which, in the event of Danske Bank's voluntary or compulsory winding-up, will not be repaid until the claims of ordinary creditors have been met. Subordinated debt is included in the capital base, etc., in accordance with sections 124, 132 and 136 of the Danish Financial Business Act.

Currency	Principal (million)	Interest rate	Issued	Maturity	Redemption price	2007 (DKr m)	2006 (DKr m)
Redeemed loans							3,306
EUR	700	5.750	2001	26.03.2011	100	5,220	5,219
EUR	400	5.875	2002	26.03.2015	100	2,983	2,982
EUR	500	5.125	2002	12.11.2012	100	3,728	3,728
EUR	500	4.250	2003	20.06.2016	100	3,728	3,728
NOK	1,770	var.	2003	25.05.2014	100	1,655	1,602
GBP	350	5.375	2003	29.09.2021	100	3,552	3,886
NOK	500	var.	2003	15.02.2014	100	468	453
SEK	750	var.	2004	22.12.2013	100	592	619
EUR	700	4.100	2005	16.03.2018	100	5,220	5,219
EUR	500	var.	2005	09.09.2013	100	3,728	3,728
NOK	535	var.	2005	22.03.2014	100	500	484
EUR	500	6.000	2007	20.03.2016	100	3,728	-
Subordinated debt, excluding hybrid core capital						35,102	34,954
Hybrid core capital							
USD	750	5.914	2004	Perpetual	100	3,806	4,246
GBP	150	5.563	2005	Perpetual	100	1,522	1,666
GBP	500	5.684	2006	Perpetual	100	5,074	5,552
EUR	600	4.878	2007	Perpetual	100	4,474	-
SEK	1,350	var.	2007	Perpetual	100	1,065	-
SEK	650	5.119	2007	Perpetual	100	513	-
Total hybrid core capital						16,454	11,464
Nominal subordinated debt						51,556	46,418
Hedging of interest rate risk at fair value						-570	-96
Holding of own bonds						-393	-293
Total subordinated debt						50,593	46,029
Interest, etc., on subordinated debt added during the year break down as follows							
Interest						1,951	2,076
Extraordinary repayments						3,306	1,897
Origination and repayment costs						35	22
Amount included in the capital base at December 31						51,168	46,126

Note 32 of the consolidated accounts contains additional information about subordinated debt and terms of contract.

Note	(DKr m)	2007	2006
23	**Assets deposited as collateral**		

At the end of 2007, Danske Bank A/S had deposited securities worth DKr323,152m with Danish and international clearing centres, etc., as collateral. In 2006, the corresponding amount was DKr225,005m.

At the end of 2007, loans and advances in the amount of DKr7,294m were registered as collateral for covered bonds.

	2007	2006
Assets sold in repo transactions		
Bonds at fair value	289,092	238,852
Shares, etc.	1,339	194
Total	290,431	239,046
Total collateral deposited for subsidiary undertakings	1,356	5,431

24 **Contingent liabilities**

Owing to its business volume, Danske Bank A/S is continually a party to various lawsuits. In view of its size, the Bank does not expect the outcomes of the cases pending to have any material effect on its financial position.

The Bank is jointly and severally liable for the prior-year corporation tax of companies that were jointly taxed before January 1, 2005. With effect from January 1, 2005, the joint taxation comprises all Danish group companies. The Bank manages the joint taxation and is liable only for the tax payable by the Bank itself and amounts received from subsidiary undertakings in payment of the joint corporation tax. The Bank is registered jointly with all significant, wholly-owned Danish subsidiary undertakings for financial services employer tax and VAT for which it is jointly and severally liable.

	2007	2006
Guarantees and other liabilities		
Guarantees, etc.		
Financial guarantees	11,677	16,116
Mortgage finance guarantees	46,013	42,484
Registration and remortgaging guarantees	16,133	15,243
Other guarantees	172,994	187,412
Total	246,817	261,255
Other liabilities		
Irrevocable loan commitments shorter than 1 year	99,615	140,253
Irrevocable loan commitments longer than 1 year	104,707	108,241
Other obligations	713	724
Total	205,035	249,218

The consolidated accounts contain information about contingent liabilities.

Note	(DKr m)										
25	**Related parties**										
		Parties with significant influence		Associated undertakings		Subsidiary undertakings		Board of Directors		Executive Board	
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	Loans and irrevocable loan commitments	10,880	12,726	1,823	2,001	77,610	116,809	21	72	10	4
	Securities and derivatives	3,067	1,212	4,451	1,681	182,083	165,767	-	-	-	-
	Deposits	2,124	1,787	1,315	200	78,295	46,138	31	24	13	18
	Derivatives	-	-	-	-	1,013	1,124	-	-	-	-
	Issued bonds	-	-	-	-	80,999	81,847	-	-	-	-
	Guarantees issued	1,073	1,216	16	-	-	-	-	-	-	-
	Guarantees received	131	147	-	-	-	-	-	1	-	2
	Collateral received	171	4,264	1,071	89	-	-	2	23	5	7
	Interest income	158	189	61	4	5,119	5,676	1	-	-	-
	Interest expense	154	185	16	5	1,378	7,262	1	1	1	-
	Fee income	7	5	5	2	17	16	-	-	-	-
	Dividend income	4	5	237	172	1,546	188	-	-	-	-
	Other income	29	15	5	3	-	-	-	-	-	-

Related parties with significant influence are shareholders with holdings exceeding 20% of the share capital of Danske Bank A/S (see list in the Management's report). Notes 21 and 22 of the consolidated accounts show a list of associated undertakings. Subsidiary undertakings are listed under Group holdings and undertakings. The Board of Directors and the Executive Board columns comprise the personal facilities, deposits, etc., of members of the Board of Directors and the Executive Board and their dependants.

The average rates at which interest was added to credit facilities granted to the Board of Directors and the Executive Board in 2007 were 4.6% and 5.1%, respectively (2006: 4.8% and 5.6%). Note 8 specifies the remuneration and shareholdings of the management.

Pension funds set up for the purpose of paying out pension benefits to employees of Danske Bank A/S are also considered related parties. In 2007, transactions with such funds comprised loans and advances worth DKr2m (2006: DKr3m), deposits worth DKr128m (2006: DKr122m), derivatives with positive fair value of DKr131m (2006: DKr0m), derivatives with negative fair value of DKr53m (2006: DKr0m), interest expenses of DKr4m (2006: DKr4m), pension contributions of DKr164m (2006: DKr61m).

Danske Bank A/S acts as the bank of a number of its related parties. Payment services, trading in securities, etc., investment and placement of surplus liquidity and provision of short-term and long-term financing are the primary services provided by Danske Bank A/S. In addition, Danske Bank A/S and its subsidiary undertakings receive interest on holdings, if any, of listed bonds issued by Realkredit Danmark A/S. Note 19 of the consolidated accounts specifies the Group's holdings of own mortgage bonds.

Moreover, Danske Bank A/S handles IT operations and development, HR administration, logistics, marketing and other administrative activities for its subsidiary undertakings. The Bank received a fee of DKr1,129m for its services in 2007 (2006: DKr1,247m).

The above figures do not include debt to related parties in the form of issued notes. Such notes are bearer securities, and consequently the Group does not know the identity of the holders. Shares in Danske Bank may be registered by name. The Management's report lists related parties' holdings of the Bank's share capital of 5% or more based on the most recent reporting of holdings to the Bank.

Transactions with related parties are settled on market terms, and transactions with subsidiary undertakings are settled on a cost-reimbursement basis.

Note	(DKr m)				
26	**Hedging of risk**				
		2007		2006	
		Carrying amount	Amortised/ notional value	Carrying amount	Amortised/ notional value
	Assets				
	Due from credit institutions	10,027	10,032	20,632	20,638
	Loans and advances	57,476	58,248	48,551	49,040
	Total	67,503	68,280	69,183	69,678
	Financial instruments hedging interest rate risk				
	Derivatives	769	70,870	-389	66,325
	Liabilities				
	Deposits	144,428	144,440	7,330	7,334
	Due to credit institutions	329,750	329,773	327,217	327,391
	Issued bonds	323,234	323,277	277,848	277,719
	Subordinated debt	50,656	51,098	46,029	46,053
	Total	848,068	848,588	658,424	658,497
	Financial instruments hedging interest rate risk				
	Derivatives	-481	762,968	1,588	657,760

The consolidated accounts include additional information about the hedging of risk.

(DKr m)	2007	2006	2005	2004	2003
HIGHLIGHTS - DANSKE BANK A/S					
Net interest and fee income	22,137	18,431	20,461	18,832	19,927
Value adjustments	2,624	4,164	165	-56	-439
Staff costs and administrative expenses	14,215	11,297	11,144	11,436	11,420
Impairment charges for loans and advances, etc.	252	-207	-1,162	602	1,430
Income from associated and subsidiary undertakings	7,369	5,571	4,908	4,439	5,938
Net profit for the year	14,996	13,960	12,209	8,958	9,286
Loans and advances	1,093,647	818,530	641,307	509,061	442,428
Shareholders' equity	106,376	96,509	74,638	67,276	60,451
Total assets	2,397,154	1,869,507	1,638,126	1,378,952	1,187,506

	2007	2006	2005	2004	2003
RATIOS - DANSKE BANK A/S					
Solvency ratio, %	11.9	16.2	15.2	14.6	15.8
Core (tier 1) capital ratio, %	8.3	12.2	10.7	11.1	11.1
Return on equity before tax, %	17.1	20.0	21.8	16.5	21.6
Return on equity after tax, %	14.8	16.3	17.2	13.2	15.4
Cost/income ratio, DKr	2.06	2.35	2.35	1.84	1.98
Interest rate risk, %	2.1	-0.4	-	0.6	2.2
Foreign exchange position, %	2.1	0.5	1.6	2.2	8.2
Exchange rate risk, %	-	-	-	-	0.1
Loans, advances and impairment charges as % of deposits	138.2	136.8	114.7	105.6	99.5
Gearing of loans and advances	10.3	8.5	8.6	7.6	7.3
Growth in loans and advances, %	33.6	27.6	26.0	14.1	9.4
Excess cover relative to the statutory liquidity requirement, %	88.3	137.0	160.2	184.0	215.2
Total amount of large exposures, %	151.0	151.5	173.8	161.2	149.6
Impairment ratio, %	-	-	-0.1	-	0.2
Earnings per share, DKr	21.8	21.2	18.6	12.9	12.9
Book value per share, DKr	155	140	117	100	85
Proposed dividend per share, DKr	8.50	7.75	10.00	7.85	6.55
Share price at December 31/earnings per share	9.1	11.8	11.9	12.8	10.8
Share price at December 31/book value per share	1.29	1.78	1.89	1.67	1.63

For 2004-2007, items in the accounts of Danske Bank A/S are valued in accordance with the executive order on financial reports issued by the Danish FSA on December 13, 2006. For 2003, items are valued in accordance with the rules in force at that time. The ratios are defined in the executive order on financial reports of credit institutions, etc., issued by the Danish FSA.

(DKr m)	2007	2006	2005	2004	2003
HIGHLIGHTS - DANSKE BANK GROUP					
Net interest and fee income	41,549	33,328	35,939	31,704	26,552
Value adjustments	5,447	6,611	3,787	9,230	-713
Staff costs and administrative expenses	22,516	18,092	16,988	15,003	14,451
Impairment charges for loans and advances, etc.	687	-496	-1,096	760	1,662
Income from associated and subsidiary undertakings	685	546	892	760	2,586
Net profit for the year	14,870	13,545	12,685	9,226	9,286
Loans and advances	1,988,222	1,656,906	1,398,695	1,139,666	1,020,618
Shareholders' equity	104,355	95,172	74,089	66,690	60,451
Total assets	3,349,530	2,739,361	2,431,988	2,052,507	1,826,134

RATIOS - DANSKE BANK GROUP					
Solvency ratio, %	9.3	11.4	10.3	10.2	11.0
Core (tier 1) capital ratio, %	6.4	8.6	7.3	7.7	7.7
Return on equity before tax, %	18.5	21.1	22.8	17.8	21.6
Return on equity after tax, %	14.4	15.8	16.8	13.2	15.4
Cost/income ratio, DKr	1.76	2.01	1.95	1.74	1.78
Interest rate risk, %	2.8	1.0	0.7	1.1	2.6
Foreign exchange position, %	1.4	1.5	0.8	1.8	8.3
Exchange rate risk, %	-	-	-	-	0.1
Loans, advances and impairment charges as % of deposits	208.0	235.6	221.4	233.8	211.3
Gearing of loans and advances	18.3	16.7	17.9	16.7	16.9
Growth in loans and advances, %	20.8	18.3	24.1	10.7	7.6
Excess cover relative to the statutory liquidity requirement, %	102.5	170.4	203.3	177.2	193.7
Total amount of large exposures, %	176.8	144.6	178.4	164.4	154.8
Impairment ratio, %	-	-	-	-	-
Earnings per share, DKr	21.7	21.5	20.2	14.4	13.3
Book value per share, DKr	152.7	139.1	118.2	106.7	89.9
Proposed dividend per share, DKr	8.5	7.75	10.00	7.85	6.55
Share price at December 31/earnings per share	9.2	11.6	11.0	11.6	10.4
Share price at December 31/book value per share	1.31	1.80	1.87	1.57	1.54

For 2004-2007, items in the consolidated accounts are valued in accordance with IFRSs. For 2003, items are valued in accordance with the rules in force at that time. The ratios are defined in the executive order on financial reports of credit institutions, etc., issued by the Danish FSA.

STATEMENT BY THE MANAGEMENT

The Board of Directors and the Executive Board (the management) have today reviewed and approved the Annual Report of Danske Bank A/S for the financial year 2007.

The consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU, and the annual accounts of the Parent Company have been prepared in accordance with the Danish Financial Business Act. Furthermore, the Annual Report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, equity and financial position at December 31, 2007, and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year starting on January 1 and ending on December 31, 2007. Moreover, in our opinion, the Management's Report gives a true and fair view of developments in the activities and financial position of the Group and the Parent Company and describes significant risk and uncertainty factors that may affect the Group and the Parent Company.

The management will submit the Annual Report to the general meeting for approval.

Copenhagen, January 31, 2008

EXECUTIVE BOARD

Peter Straarup
Chairman

Tonny Thierry Andersen Senior Executive Vice President	Sven Lystbæk Senior Executive Vice President	Per Skovhus Senior Executive Vice President

BOARD OF DIRECTORS

Alf Duch-Pedersen Chairman	Jørgen Nue Møller Vice Chairman	Eivind Kolding Vice Chairman
Henning Christophersen	Peter Højland	Niels Chr. Nielsen
Sten Scheibye	Majken Schultz	Claus Vastrup
Birgit Aagaard-Svendsen	Helle Brøndum	Charlotte Hoffmann
Per Alling Toubro	Verner Usbeck	Solveig Ørteby

AUDIT REPORTS

INTERNAL AUDIT'S REPORT

We have audited the accompanying Annual Report of Danske Bank A/S for the financial year 2007, which comprises the management's report, the statement by the management, income statement, balance sheet, statement of capital, cash flow statement and notes. The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as adopted by the EU, and the financial statements of the Parent Company have been prepared in accordance with the Danish Financial Business Act. Furthermore, the Annual Report has been prepared in accordance with additional Danish disclosure requirements for annual reports of financial institutions listed on the Copenhagen Stock Exchange.

Basis of opinion

We conducted our audit in accordance with the executive order of the Danish Financial Supervisory Authority on auditing financial enterprises and financial groups and in accordance with Danish auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free from material misstatement. The audit comprised all significant areas and risk areas and was conducted in accordance with the division of duties agreed with the external auditors, enabling the external auditors to the widest possible extent to base their audit on the work performed by the internal auditors.

We planned and conducted our audit such that we have assessed the business and internal control procedures, including the risk and capital management implemented by the management aimed at the Group's and the Parent Company's reporting processes and major business risks.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Annual Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the business procedures and internal control procedures, including the risk and capital management implemented by the management, aimed at the Group's and the Parent Company's reporting processes and major business risks work satisfactorily.

Furthermore, we believe that the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, equity and financial position at December 31, 2007, and of the results of the Group's and the Parent Company's operations and the Group's cash flows for the year in accordance with International Financial Reporting Standards as adopted by the EU in respect of the consolidated financial statements, in accordance with the Danish Financial Business Act in respect of the Parent Company's financial statements and in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

Copenhagen, January 31, 2008

Jens Peter Thomassen
Group Chief Auditor

Niels Thor Mikkelsen
Deputy Group Chief Auditor

INDEPENDENT AUDITORS' REPORT

To the shareholders of Danske Bank A/S

We have audited the accompanying Annual Report of Danske Bank A/S for the financial year 2007, which comprises the management's report, the statement by the management, income statement, balance sheet, statement of capital, cash flow statement and notes. The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as adopted by the EU, and the financial statements of the Parent Company have been prepared in accordance with the Danish Financial Business Act. Furthermore, the Annual Report has been prepared in accordance with additional Danish disclosure requirements for annual reports of financial institutions listed on the Copenhagen Stock Exchange.

Management's responsibility for the Annual Report

Management is responsible for preparing and presenting an Annual Report that gives a true and fair view in accordance with the International Financial Reporting Standards as adopted by the EU in respect of the consolidated financial statements and in accordance with the Danish Financial Business Act in respect of the Parent Company's financial statements and in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility and basis of opinion

Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with Danish Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Annual Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, equity and financial position at December 31, 2007, and of the results of the Group's and the Parent Company's operations and the Group's cash flows for the year in accordance with International Financial Reporting Standards as adopted by the EU in respect of the consolidated financial statements, in accordance with the Danish Financial Business Act in respect of the Parent Company's financial statements and in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

Copenhagen, January 31, 2008
KPMG C. Jespersen
Statsautoriseret Revisionsinteressentskab

Per Gunslev Lars Rhod Søndergaard

State Authorised Public Accountants

Copenhagen, January 31, 2008
Grant Thornton
Statsautoriseret Revisionsaktieselskab

Erik Stener Jørgensen Ole Fabricius

State Authorised Public Accountants

MANAGEMENT AND DIRECTORSHIPS – BOARD OF DIRECTORS

ALF DUCH-PEDERSEN (CHAIRMAN)
General Manager
Born on August 15, 1946.
Joined the Board on March 23, 1999.
Most recently re-elected in 2006.

Director of:
The Denmark-America Foundation
The Technical University of Denmark
The Confederation of Danish Industries
Group 4 Securicor plc. (Chairman)

JØRGEN NUE MØLLER (VICE CHAIRMAN)
General Manager
Born on June 30, 1944.
Joined the Board on November 30, 2000.
Most recently re-elected in 2007.

Director of:
Fonden for billige boliger (Chairman)
International Federation for Housing and Planning
Nordisk Byggedag (Vice Chairman)
Programbestyrelsen mod Ghettoisering (Chairman)

Adjunct Professor of the Department of Organization and Industrial Sociology at Copenhagen Business School

EIVIND KOLDING (VICE CHAIRMAN)
Partner of the firm A.P. Møller
CEO of E. Kolding Shipping ApS
Born on November 16, 1959.
Joined the Board on March 27, 2001.
Most recently re-elected in 2007.

Director of:
Maersk B.V.
Maersk Inc.
Maersk China Limited
Safmarine Container Lines N.V. (Chairman)

HENNING CHRISTOPHERSEN
Partner at Kreab Brussels and Epsilon s.p.r.l.
Born on November 8, 1939.
Joined the Board on March 26, 1996.
Most recently re-elected in 2006.

Director of:
ESS Scandinavia (Expert Advisory Group)
European Institute of Public Administration (Chairman)
Metroselskabet I/S (Chairman)
Rockwool-Fonden

PETER HØJLAND
General Manager
Born on July 9, 1950.
Joined the Board on November 30, 2000.
Most recently re-elected in 2007.

Director of:
Amrop-Hever A/S (Chairman)
Bikuben fondene (Chairman)
BPT Arista A/S (Vice Chairman)
BPT Optima sicar S.A. (Vice Chairman)
The Danish Centre for Leadership (Chairman)
Copenhagen Capacity, Fonden til Markedsføring og Erhvervsfremme i Hovedstadsregionen (Chairman)
Danisco A/S
The Denmark-America Foundation
Frederiksbergfonden
Ituri Management ApS (Chairman)
Knud Wexøe A/S
Nordicom A/S (Vice Chairman)
Rambøll Gruppen A/S
Siemens A/S (Chairman)
Wexøe Holding A/S

NIELS CHR. NIELSEN
Professor of Economics at Copenhagen Business School
Born on January 14, 1942.
Joined the Board on April 5, 1990.
Most recently re-elected in 2007.

Director of:
COWIfoundation
Grundfos A/S
Grundfos Finance A/S
Grundfos Management A/S
The Oticon Foundation, William Demants og Hustru Ida Emilies Fond
Otto Mønsted Aktieselskab
The Poul Due Jensen Foundation

STEN SCHEIBYE
Chief Executive of Coloplast A/S
Born on October 3, 1951.
Joined the Board on March 31, 1998.
Most recently re-elected in 2006.

Director of:
The Danish Academy of Technical Sciences
The Denmark-America Foundation (Chairman)
The Confederation of Danish Industries
The Fulbright Commission in Denmark
Novo Nordisk A/S (Chairman)
Two Danish subsidiaries of Coloplast A/S

Adjunct Professor of Applied Chemistry
at University of Aarhus

MAJKEN SCHULTZ
Professor of Organization
at Copenhagen Business School
CEO of Vci Holding ApS
Born on October 28, 1958.
Joined the Board on November 30, 2000.
Most recently re-elected in 2007.

Director of:
Børnehjertefonden (Vice Chairman)
COWI A/S
Dansk selskab for virksomhedsledelse
Realdania

Member of the Executive Committee
of Reputation Institute

CLAUS VASTRUP
Professor of Economics
at University of Aarhus
Born on March 24, 1942.
Appointed by the Minister of Economic Affairs from January 1, 1995, to December 31, 2002. Elected by the general meeting on March 25, 2003.
Most recently re-elected in 2006.

Director of:
Infrastrukturkommissionen
Aarhus Universitets Jubilæumsfond

BIRGIT AAGAARD-SVENDSEN
Executive Vice President and CFO
of J. Lauritzen A/S
CEO of Landlov ApS
Born on February 29, 1956.
Joined the Board on March 28, 1995.
Most recently re-elected in 2006.

Director of:
Handyventure Singapore Pte. (Chairman)
Infrastrukturkommissionen (Chairman)
Metroselskabet I/S
The Council of Det Norske Veritas
Eight Danish subsidiaries of J. Lauritzen A/S

HELLE BRØNDUM
Bank Clerk of Danske Bank A/S
Born on September 26, 1952.
Joined the Board on March 19, 2002.
Most recently re-elected in 2006.

Director of:
Danske Kreds

CHARLOTTE HOFFMANN
Personal Customer Adviser of Danske Bank A/S
Born on October 8, 1966.
Joined the Board on March 14, 2006.

PER ALLING TOUBRO
Chairman of Danske Kreds,
Danske Bank A/S
Born on June 25, 1953.
Joined the Board on March 14, 2006.

Director of:
Danske Kreds (Chairman)

VERNER USBECK
Assistant Vice President of Danske Bank A/S
Born on February 11, 1950.
Joined the Board on June 28, 1990.
Most recently re-elected in 2006.

Director of:
Danske Kreds
Danske Funktionærers Boligselskab S.m.b.A.
(Vice Chairman)
Niels Brocks Styrelse

SOLVEIG ØRTEBY
Vice Chairman of Danske Kreds, Danske Bank A/S
Born on March 28, 1965.
Joined the Board on November 30, 2000.
Most recently re-elected in 2006.

Director of:
Danske Kreds (Vice Chairman)

MANAGEMENT AND DIRECTORSHIPS – EXECUTIVE BOARD

PETER STRAARUP

Chairman of the Executive Board
Born on July 19, 1951.
Joined the Executive Board on September 1, 1986.

Director of:
DDB Invest AB (Chairman)
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999 (Chairman)
Danica Pension, Livsforsikringsaktieselskab (Chairman)
Danica Liv III, Livsforsikringsaktieselskab (Chairman)
Danica Pension I, Livsforsikringsaktieselskab (Chairman)
Northern Bank Limited (Chairman)
Sampo Pankki Oyj (Chairman)

Other major offices (non-exhaustive list):
The Denmark-America Foundation
The International Monetary Conference
Institut International d'Etudes Bancaires

TONNY THIERRY ANDERSEN

Senior Executive Vice President
Born on September 30, 1964.
Joined the Executive Board on September 1, 2006.

Director of:
Danske Private Equity A/S
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999
Danica Pension, Livsforsikringsaktieselskab
Danica Liv III, Livsforsikringsaktieselskab
Danica Pension I, Livsforsikringsaktieselskab
Realkredit Danmark A/S
Sampo Pankki Oyj

SVEN LYSTBÆK

Senior Executive Vice President
Born on September 26, 1951.
Joined the Executive Board on September 1, 2006.

Director of:
Multidata Holding A/S (Vice Chairman)
Multidata A/S (Vice Chairman)
PBS Holding A/S (Vice Chairman)
PBS A/S (Vice Chairman)
Ejendomsselskabet Lautrupbjerg A/S (Vice Chairman)
Værdipapircentralen A/S (Chairman)
Visa Europe Limited

Danske Bank International S.A.
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999 (Vice Chairman)
Danica Pension, Livsforsikringsaktieselskab (Vice Chairman)
Danica Liv III, Livsforsikringsaktieselskab (Vice Chairman)
Danica Pension I, Livsforsikringsaktieselskab (Vice Chairman)
Kreditforeningen Danmarks Pensionsafviklingskasse
Realkredit Danmark A/S (Vice Chairman)
Sampo Banka AS (Vice Chairman)
AB Sampo Bankas (Vice Chairman)
AS Sampo Pank (Vice Chairman)
Sampo Pankki Oyj (Vice Chairman)

PER SKOVHUS

Senior Executive Vice President
Born on September 17, 1959.
Joined the Executive Board on September 1, 2006.

Director of:
Danmarks Skibskredit A/S (Vice Chairman)

Nordania Finans A/S (Chairman)
Realkredit Danmark A/S
ZAO Danske Bank (Chairman)

Other major offices:
Danish Bankers Association (Vice Chairman)
ICC Danmark (Director)

EXECUTIVE COMMITTEE

The Executive Committee is a co-ordinating forum. Its objective is to take an overall view of activities across the Group and intra-group co-operation, in particular the co-operation between support functions and the individual brand and country organisations.

Peter Straarup / Chairman
Tonny Thierry Andersen, Head of Group Finance
Sven Lystbæk, Head of Shared Services Centre
Per Skovhus, Head of Group Credits
Steen Blaafalk, Head of Danske Markets
Thomas Borgen, Head of Banking Activities Norway
Ilkka Hallavo, Head of Banking Activities Finland
Andrew Healy, Head of Banking Activities Ireland
Niels-Ulrik Mousten, Head of Danske Capital
Lars Stensgaard Mørch, Head of Group HR
Henrik Normann, Head of Banking Activities Denmark
Don Price, Head of Banking Activities Northern Ireland
Steen Reeslev, Head of Group Communications
Georg Schubiger, Head of Banking Activities Baltics
Mats Torstendahl, Head of Banking Activities Sweden

END